Exhibit 99.1
KE Holdings Inc. Supplemental and Updated Disclosures
KE Holdings Inc. (the “Company” or “we”) has filed an application (the “Listing Application”) with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction.
The Listing Application contains supplemental and updated descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time (the “Listing Rules”), as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such supplemental and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; expected changes in our revenues, costs or expenditures; our ability to empower services and facilitate transactions on our platform; competition in our industry; relevant government policies and regulations relating to our industry; our ability to protect our systems and infrastructures from cyber-attacks; our dependence on the integrity of brokerage brands, stores and agents on our platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with documents we filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what the we expect.

RECENT DEVELOPMENTS

The following section sets forth certain recent developments that have been updated and/or supplemented in the Listing Application.
RECENT DEVELOPMENTS
Regulations and Policies of Housing Related Industry: Impact and Outlook
We are susceptible to government regulations and policies of China’s housing related industry, where we primarily conduct our business. Moves in regulations and policies on the housing related industry were more often made during the times when the housing prices are increasing overwhelmingly, in line with the central government’s principle that “houses are for living in, not for speculation”. For instance, in response to the accelerating housing price appreciation in the first half of 2021, the PRC regulatory authorities have subsequently tightened policy and credit environment. A number of municipal governments, considering their specific circumstances, have also issued market control policies targeting at, among other things, curbing speculative demand and reducing leverage. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions” for more details.
While the measures as mentioned above reflected the PRC regulatory authorities’ focus on long-term stability, some of them have affected the growth rate of the housing related industry in the near term and led to a decline in both existing home and new home transactions since the second half of 2021. According to the CIC Report, the GTV of nationwide existing home sales decreased by 42% and 43% year-on-year in the third and fourth quarter of 2021, respectively, while the GTV of nationwide new home sales decreased by 15% and 20% year-on-year during the same periods. The market weakness negatively affected our financial results. For the second half of 2021, our net revenues decreased by 17.0% to RMB35.9 billion from RMB43.2 billion in the same period of 2020, which was primarily attributable to the decline in total GTV of 28.0% to RMB1.6 trillion from RMB2.2 trillion in the same period of 2020. Due to relatively flat recurring operating costs and expenses as well as additional provisions, we recognized adjusted net loss (Non-GAAP measure) of RMB1,416 million and RMB613 million in the third and fourth quarter of 2021, respectively, compared to adjusted net income (Non-GAAP measure) of RMB1,744 million and RMB1,680 million in the same periods of 2020. Nonetheless, our full-year GTV and net revenues reached RMB3,853.5 billion and RMB80.8 billion respectively, representing a year-over-year growth rate of 10.1% and 14.6%, as a result of robust performance in the first half of 2021 and resilience of our business amid market downturn in the second half of 2021.
Since the fourth quarter of 2021, PRC regulatory authorities have been signaling easing for the housing related industry, aiming to adjust the previously tightened policies and improve the credit environment, such as cutting mortgage rates, lowering home purchase barriers, and introducing supportive measures for developers’ refinancing activities. With market conditions stabilizing and gradually moving towards a new equilibrium in 2022, together with our continuous focus on operational efficiency and service quality, our business operations and financial performance are also expected to benefit. However, we may continue to incur a net loss under U.S. GAAP in 2022 due to share-based compensation expenses and relatively flat recurring operating costs and expenses as the potential impact of the regulations and policies on housing related industry discussed above may continue to adversely affect our business and net revenues in the short-term. For example, as disclosed in our press release titled “KE Holdings Inc. Announces Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results” issued on March 9, 2022, we expect total net revenues for the first quarter of 2022 to experience a fair decline year-on-year, which was primarily due to a high base in the first quarter of 2021 and the emergence of COVID-19 variants in certain cities in China. As a result, we expect to incur a net loss under U.S. GAAP in the first quarter of 2022. The forecast reflects our preliminary view on the business situation and market condition, which is subject to change. Over the long term, consumers’ demands for housing remain resilient and expectations under “joyful living” continue to upgrade. As China further refines its long-term mechanism for the housing related industry, significant market opportunities are expected to arise for real estate brokerage services to serve both supply and demand, with the value of service providers becoming increasingly prominent in a rebalancing market.

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Impact of COVID-19 on Our Operations and Financial Performance
Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and put significant strain on the operation and accessibility of the real estate brokerage stores on our platform. Primarily as a result of the COVID-19 pandemic, our net revenues decreased by 12.7% from RMB8.2 billion in the first quarter of 2019 to RMB7.1 billion in the first quarter of 2020. Business activities, including housing transactions, quickly recovered in China during the second quarter, which led to a 39.0% increase of our net revenues for the first half of 2020, compared to the same period in 2019. Although our results of operations have substantially recovered since the second quarter of 2020 and the impact of COVID-19 has declined in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China.
After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022. With varying levels of temporary restrictions and other measures reinstated in such regions to contain the infections, our operations in these regions may be adversely affected when these restrictive measures are in force, under which our local stores may be forced to close temporarily or our home tour activities may be restricted in certain communities. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. Our brokerage stores in Shanghai were temporarily closed, pending the development of the COVID-19 situation which is uncertain. The emergence of such regional instances, the potential spread in other areas in which we operate and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. See also “Risk Factors — Risks Related to Our Business and Industry — Our business has been and may continue to be adversely affected by the outbreak of COVID-19.”
As part of Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee welfare benefit plans since February 2020. In 2020, we recognized government grants related to the above support program of approximately RMB916.6 million, which reduced the costs of employee benefits in the consolidated statements of comprehensive income (loss). There was no such program in 2021. It is uncertain whether such government support program will continue in the future.
Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank term deposit and investments in wealth management products issued by financial institutions. As of December 31, 2021, we had cash, cash equivalents, restricted cash and short-term investments of RMB56.1 billion (US$8.8 billion). We believe that this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. Our Directors believe that the COVID-19 pandemic would not materially affect our growth plan under the current situation.
RECENT REGULATORY DEVELOPMENTS
Cybersecurity and Data Privacy
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should

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have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Regulatory Environment — Regulations Related to Internet Security and Privacy Protection.”
On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures (《網絡安全審查辦法》) which became effective on February 15, 2022. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange (國外上市). Our PRC Legal Adviser is of the view that the term of “listing on a foreign stock exchange (國外上市)” under the Cybersecurity Review Measures exempts listing in Hong Kong from the mandatory obligation of ex-ante declaration of cybersecurity review. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. In particular, pursuant to the Cybersecurity Review Measures, the relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. The Article 10 of the Cybersecurity Review Measures provide the key factors that the CAC would consider when assessing the national security risks of the relevant activities in the cybersecurity review. See “Regulatory Environment — Regulations Related to Internet Security And Privacy Protection” for more details.
As of the Latest Practicable Date, (i) we have not been notified by any PRC government authorities of being classified as a critical information infrastructure operator which may be subject to cybersecurity review in certain circumstances that may affect national security in accordance with the Cybersecurity Review Measures; (ii) we have implemented comprehensive policies and rules and taken necessary measures on cybersecurity and data protection, which are in compliance with the mandatory requirements of the PRC government authorities in all material respects; (iii) the data we collect and generate within the territory of mainland China is stored within the territory of mainland China, and our daily operations and the Listing are not involved in cross-border transfer of identified core data, important data or a large amount of personal information; (iv) we have not received any inquiry, notice, warning from any PRC government authorities, or have not been subject to any investigation, sanctions or penalties made by any PRC government authorities regarding national security risks caused by our business operations or the proposed Listing; and (v) we had not been involved in any service, product or data processing activities that might give rise to national security risks based on the factors set out in Article 10 of the Cybersecurity Review Measures and have not been inquired, investigated, warned or penalized by any PRC authorities in this respect. Based on foregoing, our PRC Legal Adviser is of the view that, as of the Latest Practicable Date, the likelihood that our business operations and/or the Listing give rise to national security risks which subject us to cybersecurity review under the Cybersecurity Review Measures is relatively low. However, our PRC Legal Adviser has also advised us that, given that (i) there is no clear explanation or interpretations as to how to determine what constitutes “affecting national security” under the current effective PRC laws and regulations, (ii) the identification of critical information infrastructure operators and the scope of network products or services and data processing activities that affect or may affect national security remain unclear and are subject to interpretation by relevant PRC government authorities, and (iii) the PRC government authorities have discretion in interpreting the regulations, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser.

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On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》), effective on September 1, 2021, which defined critical information infrastructure as any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators.
As of the Latest Practicable Date, no detailed rules or guidance with respect to the implementation of such regulations has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law.
Furthermore, on November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (《網絡數據安全管理條例(徵求意見稿)》), or the Draft Regulations on Cyber Data Security, which reiterate the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for listing on a foreign stock exchange; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”, and there remain uncertainties whether we would be subject to the cybersecurity review for this Listing pursuant to such measures. The Draft Regulations on Cyber Data Security also provide specific requirements for data processors in conducting data processing activities in China. See “Regulatory Environment — Regulations Related to Internet Security and Privacy Protection” for details. As of the date of this document, there is no schedule as to when the Draft Regulations on Cyber Data Security will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. We cannot predict the impact of these draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. See “Risk Factors — Risks Related to Our Business and Industry — Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for more details.
As of the Latest Practicable Date, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. During the Track Record Period and up to the Latest Practicable Date, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; and (ii) we have not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to violation of cybersecurity and data protection laws and regulations. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures to ensure our compliance practice in data protection. See “Business — Risk Management and Quality Control — Data and Technology System Risk Management” for details. Moreover, we will (a) closely monitor and assess any regulatory development in relation to cybersecurity and data protection; (b) adjust and optimize

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our practice in data protection in a timely manner to comply with the new requirements imposed by the new laws and regulations; (c) continuously improve our data security protection technologies and internal control procedures and engage external professional consultants to advise us on cybersecurity and data protection requirements, if needed; and (d) proactively maintain communications with the local branches of CAC and apply for cybersecurity review as applicable.
Based on the foregoing, our PRC Legal Adviser and Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and if the Draft Regulations on Cyber Data Security were implemented in the current form, our Directors and our PRC Legal Adviser do not foresee any material impediments for us to comply with the requirements under the Draft Regulations on Cyber Data Security in all material aspects. Based on the foregoing analysis and the advice of our PRC Legal Adviser, our Directors are of the view that the Draft Regulations on Cyber Data Security, if implemented in the current form, would not have a material adverse impact on our business operations or the proposed Listing. Having taken into the account of the view and analysis of the Directors and the PRC Legal Advisers as described above, and the due diligence work conducted by the Joint Sponsors, nothing material has come to the attention of the Joint Sponsors as non-legal expert that would cause them to disagree with the reasonableness of the above-mentioned view of the Directors.
Filings and Approvals from PRC Governmental Authorities
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法 (徵求意見稿)》), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning and a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. The Draft Measures also provide that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (b) the majority of senior management in charge of business operation are Chinese citizens or domiciled in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC.
Further, at the press conference held for these draft regulations on December 24, 2021, officials from the CSRC clarified that only the initial public offerings by PRC domestic companies and financing by existing overseas-listed PRC domestic companies will be required to complete the filing process if these drafts become effective in the current forms, and the existing overseas-listed companies that do not have subsequent financing activities will be allowed to complete the filing within the transition period. Therefore, if these draft regulations become effective in their current forms before this Listing is completed, our PRC Legal Adviser is of the view that we may be required to complete the filing procedures with the CSRC in connection with this Listing. The officials from the CSRC also confirmed that if complying with applicable PRC laws and regulations, companies with VIE structure may conduct overseas offering and listing. As advised by our PRC Legal Adviser, as of the date of this document, each of the agreements under the Contractual Arrangements is valid, legal and binding

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under the PRC laws, and is not in violation of explicit provisions of PRC laws and regulations currently in effect. Based on foregoing, we are of the view that if these draft regulations become effective in their current forms, the Contractual Arrangements are expected to remain compliant after these draft regulations come into effect.
In addition, pursuant to the Administrative Provisions, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, and core technology, (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council. As advised by our PRC Legal Adviser, there is no explicit PRC laws and regulations which prohibit us from offering and listing on an overseas stock exchange. Furthermore, based on legal due diligence and public search against the Company’s PRC subsidiaries and Consolidated Affiliated Entities, their controlling shareholders and actual controllers, and their directors, supervisors and senior executives conducted by our PRC Legal Adviser and to the best of our knowledge, as of the date of this document, our PRC subsidiaries and the Consolidated Affiliated Entities, their controlling shareholders and actual controllers, as well as our directors, supervisors and senior executives has not been involved in relevant criminal offences or administrative penalties that would prohibit us from conducting overseas offering and listing under the Administrative Provisions. Based on the foregoing, if the Administrative Provisions and the Draft Measures become effective in their current forms before the Listing is completed, we do not foresee any material impediment for us to comply with these regulations in any material respect. However, as advised by our PRC Legal Adviser, there are substantial uncertainties as to the implementation and interpretation of these draft regulations. In particular, it remains uncertain if the overseas offering and listing would be considered “constituting a threat to or endanger national security,” and the governmental authorities may have discretion in the interpretation and enforcement of these rules, if enacted. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022. As of the date of this document, the Administrative Provisions and the Draft Measures are still in draft form and there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remains substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and the Listing.
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Listing from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations, nor have we received any enquiries, comments, instructions, guidance or other concerns from any PRC authorities, including the CSRC, with respect to our Listing plan or Contractual Arrangements. If it is determined in the future that filings or approvals from the CSRC, the CAC, or other governmental requirements are required for the Listing, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for the Listing, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with the Listing under PRC law” for more details.
Based on the foregoing, our PRC Legal Adviser is of the view that the Draft Measures allow PRC domestic companies with a VIE structure which comply with applicable PRC laws and regulations to conduct overseas offerings and listings, and do not raise additional compliance requirements for business operations of such PRC companies. Based on the foregoing analysis, with the advice of our PRC Legal Adviser, the Directors do not foresee the Administrative Provisions and the Draft Measures, if become effective in their current forms, would have a material adverse impact on our ability to operate our business under the Contractual Arrangements. Having taken into the account of the view and analysis of the Directors and the PRC Legal Advisers as described above, and the due diligence work conducted by the Joint Sponsors, nothing material

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has come to the attention of the Joint Sponsors as non-legal expert that would cause them to disagree with the view of the Directors that (i) if the Administrative Provisions and the Draft Measures become effect in their current forms, the Directors do not foresee any material impediment for the Company to comply with these regulations in any material respect; and (ii) the Directors do not foresee the Administrative Provisions and the Draft Measures, if become effective in their current forms, would have a material adverse impact on our ability to operate our business under the Contractual Arrangements.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2021 Form 20-F as well as additional risk factors relating to the Listing.
RISKS RELATED TO OUR BUSINESS AND INDUSTRY
Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of housing transactions our platform facilitates. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:
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protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors; and

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complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Regulatory Environment —  Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the MIIT, the CAC, the Ministry of Public Security, the SAMR, and the MOHURD, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents, housing customers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.
Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of recent PRC regulatory activities in this area.
Personal Information and Data Privacy
On August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law (《中華人民共和國個人信息保護法》), effective from November 1, 2021. The Personal Information

RISK FACTORS

Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Regulatory Environment — Regulations Related to Privacy Protection.” The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council also prohibits collection of user information through coercive means by online platform operators.
Data Security
On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law (《中華人民共和國數據安全法》), which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures (《網絡安全審查辦法》), which further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange (國外上市). In addition, the relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. The PRC government authorities have discretion in interpretation and implementation of the Cybersecurity Review Measures, including cybersecurity review on certain activities of critical information infrastructure operators and other circumstances that affect or may affect national security. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear and the identification of critical information infrastructure operators is subject to specific identification rules stipulated by relevant industry regulators and the notice from the relevant regulators pursuant to the Regulations on Protection of Critical Information Infrastructure (《關鍵信息基礎設施安全保護條例》). See “Regulatory Environment — Regulations Related to Internet Security and Privacy Protection.”
As of the Latest Practicable Date, no detailed rules or guidance with respect to the implementation of such regulations has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law, or be subject to the cybersecurity review. The PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. Our different lines of business are subject to evolving data security and protection laws and regulations regulating different businesses, such as the financial services business and internet-related business, which may lead to inconsistency and cause difficulties in compliance. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to cybersecurity and protection laws in other jurisdiction if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity.
Furthermore, on November 14, 2021, the CAC published the Draft Regulations on Cyber Data Security (《網絡數據安全管理條例(徵求意見稿)》), which reiterate the circumstances under which data processors

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shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for listing on a foreign stock exchange; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”, and there remain uncertainties whether we would be subject to the cybersecurity review for this Listing pursuant to such measures. The Draft Regulations on Cyber Data Security also provide specific requirements for data processors in conducting data processing activities in China. See “Regulatory Environment — Regulations Related to Internet Security and Privacy Protection” for details. As of the date of this document, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.
It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the Latest Practicable Date, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
During the Track Record Period and up to the Latest Practicable Date, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; and (ii) we have not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures to ensure our compliance practice in data protection. See “Business — Risk Management and Quality Control — Data and Technology System Risk Management” for details.
Based on the foregoing, our PRC Legal Adviser and Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material aspects, and if the Draft Regulations on Cyber Data Security were implemented in the current form, our Directors and our PRC Legal Adviser do not foresee any material impediments for us to comply with the requirements under the Draft Regulations on Cyber Data Security in all material aspects. Based on the foregoing analysis and the advice of our PRC Legal Adviser, our Directors are of the view that the Draft Regulations on Cyber Data Security, if implemented in the current form, would not have a material adverse impact on our business operations or the proposed Listing.
In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that

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receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.
Our business has been and may continue to be adversely affected by the outbreak of COVID-19.
The current COVID-19 pandemic has already adversely affected many aspects of our business. Many of the brokerage stores on our platform, as well as our transaction service centers, underwent temporary closure in early 2020 as part of China’s nationwide efforts to contain the spread of COVID-19. During that period, all agents were required to stay at home and were unable to serve our housing customers. Our operating efficiency and capacity were adversely affected by the COVID-19 pandemic mainly due to insufficient workforce as a result of temporary travel restrictions in China, a lack of willingness of housing customers to take home tours and inspections on site and purchase property and the necessity to comply with disease control protocols in our facilities. Due to concerns or fear of the spread of the disease, there had been noticeable reduction of in-person visits of housing customers to brokerage stores and properties in that period. We, the real estate agents on our platform, and our business partners had to recover from the general shutdown and delay in the commencement of operations in China. As a result, our results of operations for the first quarter of 2020 were adversely affected. Although our results of operations have substantially recovered since the second quarter of 2020 and the impact of COVID-19 has declined in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, including the duration of the pandemic, the emergence of the Delta and Omicron variants and their spread, the actions to contain the pandemic or address its impact, the vaccine status of the general public and treatment for COVID-19 infections, among others, which are highly uncertain and difficult to predict. Even after the COVID-19 outbreak has subsided, we may continue to experience adverse impacts to our business as a result of the global economic impact, including the adverse impacts on the general economic conditions and any recession that has occurred or may occur in the future. A sustained or prolonged COVID-19 pandemic or a resurgence could exacerbate the factors described above and intensify the impact on our business, financial condition and results of operations.
After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022. With varying levels of temporary restrictions and other measures reinstated in such regions to contain the infections, including those in Shanghai from March 2022, our operations in these regions may be adversely affected when these restrictive measures are in force, under which our local stores may be forced to close temporarily or our home tour activities may be restricted in certain communities. For example, a wave of infections caused by the Omicron variants emerged in Shanghai in early 2022, and a series of restrictions and quarantines were implemented to contain the spread. Our brokerage stores in Shanghai were temporarily closed, pending the development of the COVID-19 situation which is uncertain. The emergence of such regional instances, the potential spread in other areas in which we operate and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. If a second wave of COVID-19 in China takes place resulting from reasons such as the spread of a new variant, or the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this document may be exacerbated or accelerated at a heightened level.
If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions.
The real estate brokerage business in China is highly regulated by the PRC government. See also “Regulatory Environment — Regulations Related to Real Estate Brokerage Business and Real Estate Agency

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Enterprises.” Pursuant to the Real Estate Brokerage Administrative Measures, to qualify as a real estate brokerage institution, an entity and its branches should have a sufficient number of qualified real estate brokers and file with relevant local real estate administrative authority within 30 days after obtaining its business license. The requirements of the local real estate administrative authorities for such filings may vary among cities and we cannot assure you that, to the extent that the filing is required by local authorities, we will be able to complete the filing in a timely manner, or at all. As of the Latest Practicable Date, all of our subsidiaries and their branches operating real estate brokerage business have currently filed with the relevant authorities, except that a small subset of branches which are preparing for or in the process of completing such requirements. Thus far, the filing status of these branches has not caused any material adverse effect to our business operations. We cannot assure you that the outstanding filings and future filings will be completed in a timely manner, or at all. If not, we may be subject to penalties or other governmental sanctions for such failures.
In connection with the online operations of our platform, the relevant Consolidated Affiliated Entities are also required to obtain, and have obtained, value-added telecommunications service licenses in order to provide relevant value-added telecommunication services. In addition, to enhance the experience of our housing customers, agents or other business partners on our platform, we offer various auxiliary functions and complementary services through our platform and have obtained relevant licenses and permits for these services, such as the license for non-financial institution payment service, approval for establishment of micro credit company, license for financing guarantee business, license for insurance brokerage business and approval for commercial factoring business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.
Furthermore, if we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to upgrade the licenses or permits we currently have. We will strive to obtain and upgrade the relevant licenses and permits, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits in a timely manner, or at all.
Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our PRC subsidiaries or the Consolidated Affiliated Entities could materially and adversely affect our business, financial condition and results of operations.
Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.
We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies and strategic acquisitions of real estate brokerage brands in the past and our acquisition of Shengdu. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:
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Investments and acquisitions could result in the use of substantial amounts of cash and potentially dilutive issuances of equity securities. For instance, we completed the acquisition of Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity on April 20, 2022, and the issuance of new securities may have a dilutive effect on our existing shareholders. In addition, investments and acquisitions could involve significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired

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business. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
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Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;

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The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;

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We may also have to obtain approval from the relevant PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;

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Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;

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Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China;

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Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;

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Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in;

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In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and

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We may fail to retain and integrate qualified employees of the invested or acquired companies.

In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.
We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.
We adopted the 2018 Share Option Plan, the 2020 Share Incentive Plan and the 2022 Share Incentive Plan to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is initially 80,000,000, subject to annual increase. The maximum aggregate number of ordinary shares which may be issued under the 2022 Share Incentive Plan is 125,692,439. See “Statutory and General Information — The Share Incentive Plans.” We have granted share-based awards and recorded RMB2,523 million, RMB2,253 million and RMB1,538 million (US$241 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.
Certain facts, forecast and other statistics in this document obtained from publicly available sources have not been independently verified and may not be reliable.
Certain facts, forecast and other statistics in this document are derived from various government and official resources. However, our Directors cannot guarantee the quality or reliability of such source materials.

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We believe that the sources of the said information are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. Nevertheless, the information derived from official government publications has not been independently verified by us or the Joint Sponsors or any of their respective affiliates or advisers (excluding CIC) and, therefore, we make no representation as to the accuracy of such facts and statistics. Further, we cannot assure our investors that they are stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In all cases, our investors should consider carefully how much weight or importance should be attached to or placed on such facts or statistics.
If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares or ADSs may be materially and adversely affected.
In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge and experiences to (i) to establish and implement key controls over period end closing and financial reporting and (ii) to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.
To remediate the identified material weakness, we have developed and implemented a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. Furthermore, in late 2020, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements and established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls. These measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. In addition, we will continue to implement aforementioned remediation measures and implement regular and continuous U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, including conducting inhouse training programs and arranging our financial reporting staff to attend external U.S. GAAP training courses. As of December 31, 2021, based on an assessment performed by our management on the remediation measures, we determined that the material weakness had been remediated. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation.
In anticipation of the Listing, we have engaged an internal control consultant to review the effectiveness of our internal controls associated with our business processes, or the Internal Control Review, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The scope of the Internal Control Review was agreed among our Directors, the Joint Sponsors, and the internal control consultant. The Internal Control Review covered areas such as entity level controls, sales accounts receivable and collection, procurement, accounts payable and payment, fixed assets, cash and treasury management, human resources and payroll, financial reporting and disclosure controls, taxes, IT general controls and insurance. The Internal Control Review described above was conducted based on information provided by the Company and no assurance or opinion was expressed by the internal control consultant.
As a result of the Internal Control Review by the internal control consultant, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings

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identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review on our system of internal controls, with regard to the remedial actions taken by us. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in the design of the remediated internal controls. The internal control consultant did not have any further recommendations in respect of the Internal Control Review. The Internal Control Review and the follow-up review performed constitute a Long Form Report engagement pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certified Public Accountants.
As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed, our Directors are of the view that the enhanced internal control measures are adequate and effective under AATB1.
Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2021. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with the fiscal year ended December 31, 2021. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we or our auditor may identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.
The fair value measurements of short-term and long-term investments inherently involve a certain degree of uncertainty, and such investments may incur fair value losses.
From time to time, we purchase short-term investments, which mainly include bank term deposit and investments in wealth management products issued by financial institutions, and long-term investments, which primarily include investments accounted for at fair values (such as long-term wealth management products and equity securities in publicly-listed companies) and available-for-sale debt investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2019, 2020 and 2021, we had short-term investments of RMB1.8 billion, RMB15.7 billion and RMB29.4 billion, and long-term investments of RMB2.3 billion, RMB3.1 billion and RMB17.0 billion, respectively. The impairment recorded for equity method investments was RMB1.5 million, RMB26.7 million

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and RMB2.9 million in 2019, 2020 and 2021, respectively. The impairment recorded for equity investments accounted for using measurement alternative was zero, RMB9.0 million and RMB183.8 million in 2019, 2020 and 2021, respectively.
Impairment loss charged against our goodwill, intangible assets and other long-lived assets could materially and adversely affect us.
We may need to provide impairment losses for our goodwill, intangible assets, and other long-lived assets. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill, intangible assets and other long-lived assets recognized for the years ended December 31, 2019, 2020 and 2021 were zero, RMB236.1 million and RMB746.7 million, respectively. If we incur significant impairment charges of goodwill, intangible assets, and other long-lived assets in the future, our results of operations may be materially and adversely affected.
We are subject to risks associated with contract liabilities.
We had contract liabilities of RMB593 million, RMB734 million, and RMB1,102 million as of December 31, 2019, 2020, and 2021, respectively. Contract liabilities were recognized if we receive consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services and emerging and other services. If for any reason we were to become unable to fulfill a large amount of these contract liabilities, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our platform participants might be damaged.
RISKS RELATED TO CORPORATE STRUCTURE
If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership in entities that provide value-added telecommunication services, including online real estate platform services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. In addition, foreign investment in certain financial services in China is still heavily regulated. For example, there are no detailed regulations on the specific requirements and threshold for the change of a domestic online

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payment institution into a foreign-invested one, and the approval authority retains considerable discretion in granting the approval of such amendment.
We are a Cayman Islands company, and our PRC subsidiaries are considered foreign- invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain financial services subject to foreign ownership restriction under PRC laws or certain qualification requirements for foreign investors under other applicable PRC laws and regulations. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIEs and their subsidiaries, which currently hold the value-added telecommunication business license, the license for online payment services, and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with the VIEs and their shareholders, respectively, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. See “Contractual Arrangements” for further details.
In the opinion of our PRC Legal Adviser, Han Kun Law Offices, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the Contractual Arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC Legal Adviser that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC Legal Adviser. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:
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revoking the business licenses and/or operating licenses of such entities;

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imposing fines on us;

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confiscating any of our income that they deem to be obtained through illegal operations;

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discontinuing or placing restrictions or onerous conditions on the operations of the VIEs;

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placing restrictions on our right to collect revenues;

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shutting down our servers or blocking our app/websites; or

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requiring us to restructure our ownership structure or operations;

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from the VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.
If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs, which contribute to 1.2% of our net

RISK FACTORS

revenues in 2021, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
The Baihui Partnership and its related arrangements may impact your ability to appoint Executive Directors and nominate the chief executive officer of the company, and the interests of the Baihui Partnership may conflict with your interests.
Our currently effective articles of association allows the Baihui Partnership to appoint Executive Directors and nominate and recommend the chief executive officer of our company. Any Executive Director candidate duly nominated by the Baihui Partnership shall be approved and appointed by our board of directors and serve as an Executive Director of our company until expiry of his or her terms, subject to removal or termination in accordance with our currently effective memorandum and articles of association. The chief executive officer candidate nominated by the Baihui Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. In the event that such candidate is not appointed by the nominating and corporate governance committee, the Baihui Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or until the nominating and corporate governance committee fails to appoint more than three such candidates nominated by the Baihui Partnership consecutively, after which time the board of directors may then nominate and appoint any person to serve as the chief executive officer of the Company. This governance structure will limit your ability to influence corporate matters, including the matters determined at the board level.
In addition, the interests of the Baihui Partnership may not coincide with your interests. The partnership committee of the Baihui Partnership may make further determinations as to, among other things, the allocation of the bonus pool among all partners after the total amount of the bonus pool is determined each year by the board of directors, subject to approval of the compensation committee if such allocations are to partners who are executive officers or directors. These allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the Baihui Partnership and its Executive Director nominees may focus on the managerial strategies and decisions and operational and financial targets that differ from the expectations and desires of shareholders. To the extent that the interests of the Baihui Partnership differ from your interests on certain matters, you may be disadvantaged. We will propose to remove all special rights that Baihui Partnership is entitled to under our currently effective memorandum and articles of association, along with other proposed changes, and seek shareholders’ approval at an extraordinary general meeting to be convened within 6 months of the Listing. See “Waivers — Waiver in Relation to the Articles of Association of the Company.” The Baihui Partnership and its major rights and functions will not become effective until the Baihui Partnership consists of no less than five limited partners. Thus, the Baihui Partnership has yet come into effect as it currently has two limited partners and we do not expect it will come into effect before the completion of the Listing. The Baihui Partnership is also expected to undertake not to exercise the special rights before the extraordinary general meeting.
In addition, the voting power that the Baihui Partnership may exercise is subject to uncertainties. Pursuant to the POA Arrangement, the Baihui Partnership will exercise the voting rights represented by the Shares held by Propitious Global, both being our controlling shareholders. As Propitious Global has delivered a conversion notice to us that, subject to and immediately upon the completion of the Listing, the 727,407,230 Class B ordinary shares held by Propitious Global will be converted into Class A ordinary shares on a one-to-one basis. As such and to the extent Propitious Global may dispose the Shares it has in the future, the voting power to be exercised through the Baihui Partnership may be reduced. Currently, the partners of the Baihui Partnership are Mr. PENG Yongdong and Mr. SHAN Yigang, each of whom controls 50% of the Baihui Partnership. In case the partners have not reached a consensus with respect to whether and how the Baihui Partnership exercises its voting power or power of appointment and nomination as allowed by our currently effective memorandum and articles of association, such power of Baihui Partnership may not be exercised, which may negatively impact or impose uncertainties on our corporate governance structure.

RISK FACTORS

RISKS RELATED TO DOING BUSINESS IN CHINA
The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.
We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares or ADSs.
The PRC government has recently indicated an intent to exert more oversight on overseas offerings and listings of China-based companies and foreign investment in China-based companies like us. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with the Listing under PRC law.” It remains uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our overseas offerings and listings. If the CSRC, CAC or other regulatory agencies later promulgate rules or explanations requiring that we obtain their approvals for our future overseas offerings and listings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with the Listing under PRC law.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining CSRC approval for this Listing may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Our PRC Legal Adviser has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for the Listing because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings and listings like this Listing are subject to this regulation; (ii) we established our WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules.

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However, our PRC Legal Adviser has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC Legal Adviser, and hence, we may face regulatory actions or other sanctions from them.
Furthermore, the PRC government authorities may strengthen oversight over overseas offerings and listings of China-based companies and foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》), among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.
On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法 (徵求意見稿)》), or the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning and a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. The Administrative Provisions also provides circumstances under which an overseas offering and listing of a PRC company is prohibited. See “Regulatory Environment — Regulations Related to M&A Rules and Overseas Listing” for details. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022. As of the date of this document, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remains substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and the Listing. If these draft regulations become effective in their current forms before this Listing is completed, we may be required to complete the filing procedures with the CSRC in connection with this Listing.
As of the Latest Practicable Date, as advised by our PRC Legal Adviser, given that the Administrative Provisions and the Draft Measures are still in draft form, we are not required to conduct any filing with any PRC government authorities or comply with any approval or verification for the Listing under the current applicable PRC laws and regulations.
Having taken into the account of the view and analysis of the Directors and the PRC Legal Adviser as described above and below, and the due diligence work conducted by the Joint Sponsors, nothing material has come to the attention of the Joint Sponsors as non-legal expert that would cause them to disagree with the view of the Directors that under the current applicable PRC laws and regulations, the Company is not required to conduct any filing with any PRC government authorities or comply with any approval or verification for the Listing.
Pursuant to Cybersecurity Review Measures which was issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal

RISK FACTORS

information must apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange (國外上市). The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. The term of “listing on a foreign stock exchange (國外上市)” under the Cybersecurity Review Measures exempts listing in Hong Kong from the mandatory obligation of ex-ante declaration of cybersecurity review. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. There can be no assurance that whether we should apply for cybersecurity review prior to the Listing and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Draft Regulations on Cyber Data Security which reiterates the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for listing on a foreign stock exchange; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect the Listing.
As of the Latest Practicable Date, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to the Listing from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations. If it is determined in the future that filings or approvals from the CSRC, the CAC, or other governmental requirements are required for the Listing, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for the Listing, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares and ADSs. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt the Listing. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory agencies later promulgate new rules or explanations requiring filings, approvals, registrations or other kinds of authorizations for the Listing, we cannot assure you that we can complete the filings, obtain the approvals, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain any waiver of aforesaid governmental requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval or other requirements could materially and adversely affect the trading price of our Class A ordinary shares and ADSs.
Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our

RISK FACTORS

auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. On April 21, 2022, we were provisionally identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
RISKS RELATED TO OUR SHARES AND ADSs
Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not Co-Founder or Co-Founder Affiliate as defined in our currently effective memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.
As of the Latest Practicable Date, holders of our Class B ordinary shares hold 885,301,280 Class B ordinary shares, representing 76.1% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Substantial Shareholders” and “Relationship with the Controlling Shareholders — Controlling Shareholders.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
We will propose to amend our Articles of Association to include the WVR Fall Away Provision (for details, see “Waivers — Waiver in Relation to the Articles of Association of the Company”), and, if the WVR

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Fall Away Provision is triggered, the considerable influence of holders of our Class B ordinary shares will be reduced. However, the potential triggering of the WVR Fall Away Provision, as well as the conversion of Class B ordinary shares held by Propitious Global into Class A ordinary shares upon the Listing, will have a dilutive impact on the voting right of our Class A ordinary shares in matters that is submitted to the class voting of holders of Class A ordinary shares only.
We are subject to risks associated with class action suits, which may be expensive and could divert management attention.
Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. For example, based on public records, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States following the issuance of the Muddy Waters Report. See “Business — Legal Proceedings and Compliance” for more details. We cannot predict the timing, outcome or consequences of such class action, and there is no basis to conclude at this point whether our defenses will be successful or whether the Company will be subject to any damages, let alone how much. In the event we do not prevail or we enter into settlement arrangements in the proceeding, we may incur significant expenses, which may materially and adversely affect our financial condition and results of operations. We may continue to be the target of securities litigation in the future.
Regardless of the outcome, any securities litigation against us, such as a class action lawsuit, could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
You may experience dilution in connection with our efforts to raise capital with equity in the future.
We may need to raise additional funds in the future to finance our business operation or development plans. While we will not issue new Shares in connection with the Listing, we have applied for a waiver from strict compliance with the requirements under Rule 10.08 of the Listing Rules so that we will be permitted to issue new Shares within six months after the Listing under a general mandate or be subject to the Shareholders’ approval as required under Rule 13.36 with the total number of Class A ordinary shares that are issued or may be issued not exceeding 20% of the total number of Class A ordinary shares in issue as at the Listing Date. Please refer to “Waivers — Waiver in relation to share issuance within six months from the Listing Date” for more details. If additional funds are raised through the issuance of new equity or equity-linked securities of our Company other than on a pro rata basis to existing Shareholders, the Shareholders’ holdings in the Company may be diluted. Solely for illustration purpose, assuming a maximum issue of 20% of the total number of Class A ordinary shares in issue as at the Listing Date, (i) the total number of issued Shares of the Company may be enlarged by approximately 19.2% and (ii) the Controlling Shareholders are expected to control approximately 43.6% of the total voting power in the Company immediately upon the completion of such issue. In addition, the issuance of new equity may dilute our earnings per share, may have an adverse impact on our net tangible assets per share and net tangible assets per ADS and increase our net assets, which may subsequently impact our share price.
Our currently effective memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares and ADSs, at a premium.
Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation

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preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the Articles after the Listing will be subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We will, at the first general meeting after the Listing, propose to our shareholders certain amendments to our currently effective memorandum and articles of association, including removing our directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration under article 18 of our currently effective memorandum and articles of association, our directors’ powers to authorize the division of our shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class A ordinary shares under article 9 of our currently effective memorandum and articles of association, as well as making our directors’ powers to issue preferred shares under article 9 to be subject to the currently effective memorandum and articles of association, compliance with the Listing Rules and the Takeovers Code and the conditions that (i) no new class of shares with voting rights superior to those of Class A Ordinary Shares will be created and (ii) any variations in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A ordinary shares. For a more detailed discussion on the proposed amendments to our currently effective memorandum and articles of association, see “Waivers — Waiver in Relation to the Articles of Association of the Company.”
We are a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are currently a “controlled company” as defined under the New York Stock Exchange’s corporate governance rules because Baihui Partners L.P. beneficially owns more than 50% of our total voting power through the voting proxy arrangements with Propitious Global Holdings Limited. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. As Propitious Global Holdings Limited has delivered a conversion notice to us that, subject to and immediately upon the completion of the Listing, the 727,407,230 Class B ordinary shares it held would be converted into Class A ordinary shares on a one-to-one basis, we expect to cease to be a “controlled company” upon the completion of the Listing and will cease to be eligible to enjoy the exemptions from corporate governance rules available for a “controlled company.” We are permitted to adopt home country practices in relation to these corporate governance rules. See “— As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”
RISKS RELATED TO THE DUAL LISTING
An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of our Class A ordinary shares might fluctuate significantly and the effectiveness of the bridging and liquidity arrangements might be limited.
Following the completion of the Listing, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or

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liquidity for our ADSs on the New York Stock Exchange might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Listing. If an active trading market of our Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Listing, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an inter-exchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 2,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when the Class A ordinary shares of our Company, a WVR company with a dual-primary listing in Hong Kong upon the Listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.
Throughout the Bridging Period, the Designated Dealer and the Alternate Designated Dealer intend to implement certain bridging and liquidity arrangements as set out in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong — Bridging Arrangements.” While such arrangements are expected to contribute towards liquidity to meet demand for our Class A ordinary shares in Hong Kong and to maintain an orderly market, investors should be aware that such bridging and liquidity arrangements are subject to the Designated Dealer’s and/or the Alternate Designated Dealer’s ability to obtain sufficient numbers of our Class A ordinary shares to meet demand. There is no guarantee that such bridging and liquidity arrangements will attain and/or maintain liquidity in our Class A ordinary shares at any particular level on the Hong Kong Stock Exchange, nor is there any assurance that the price of our Class A ordinary shares in Hong Kong will not exhibit significant volatility.
We also cannot guarantee you that the price at which our Class A ordinary shares are traded on the Hong Kong Stock Exchange will be substantially the same as or similar to the price at which our ADSs are traded on the NYSE or that any particular volume of our Class A ordinary shares will trade on the Hong Kong Stock Exchange. The bridging and liquidity arrangements being implemented in connection with the Listing are not equivalent to the price stabilization activities which may be undertaken in connection with an initial public offering. The bridging and liquidity arrangements will terminate and cease to continue beyond the Bridging Period. Accordingly, there may be volatility in the Hong Kong market after the Bridging Period.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The New York Stock Exchange and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Class A ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ADSs may not be indicative of the performance of our securities (including the Class A ordinary shares) after the Listing.
Exchange between our Class A ordinary shares and ADSs may adversely affect the liquidity or trading price of each other.
Our ADSs are currently traded on the New York Stock Exchange. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit

RISK FACTORS

Class A ordinary shares with the depositary in exchange for the issuance of the ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the New York Stock Exchange may be adversely affected.
The time required for the exchange between our Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the New York Stock Exchange and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of Class A ordinary shares in exchange for the ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

   The information presented in this section, including certain facts, statistics and data, is derived from the market research report prepared by CIC, which was commissioned by us, and from various official government publications and other publicly available publications, unless otherwise indicated. We believe that these sources are appropriate for such information and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. The information derived from official government publications has not been independently verified by our Company, the Joint Sponsors, any of our or their respective directors, officers or representatives or any other person involved in the Listing (except CIC) and no representation is given as to its accuracy.

CHINA’S MASSIVE AND EXPANDING HOUSING RELATED INDUSTRY
The housing related industry in China is becoming more prominent, covering a wide range of categories, including existing home sales, home rentals, new home sales, home renovation and furnishing, and home services. The total market size grew rapidly from RMB25.4 trillion in 2016 to RMB39.6 trillion in 2021 with a CAGR of 9.3%, and is expected to increase to reach RMB55.7 trillion in 2026, representing a CAGR of 7.1% between 2021 and 2026, according to the CIC Report. The housing related industry in China will continue to expand to a full spectrum of services aiming at “better living,” and will continue to be a significant component of, and a key driver for the future growth of, China’s economy. The industry has also provided a great number of job opportunities, with service providers continuously helping millions of families enjoy a better and joyful life through their professional knowledge and quality services.
Market Size for Housing Related Industry in China, 2016-2026E

Source: the National Bureau of Statistics of China, the CIC Report
The housing related industry will benefit from a variety of drivers:
•
Continuous Urbanization and Increasing Population Mobility.   China’s urbanization rate reached 64.7% in 2021 and is expected to increase to approximately 72.5% by 2030, adding another 124 million urban population, which brings additional demand of approximately 6 billion square meters of housing area and approximately 50 million units of homes, according to the CIC Report. The 14th Five-Year Plan reiterated the importance of urbanization, which aims to help rural migrants build their lives in the cities, and enable urban residents to enjoy a higher quality of life. Peripheral cities within a city

INDUSTRY OVERVIEW

cluster are expected to benefit from the spillover housing demand, while inner-city and inter-city population mobility in China will also bring significant growth in housing demand and transactions. According to the CIC Report, inner-city migrant population increased from 40 million in 2010 to 120 million in 2021 and is expected to reach 171 million in 2030. Inter-city migrant population has increased from 44 million in 2010 to 85 million in 2021, and is expected to reach 109 million in 2030. The migrant population is expected to increase continuously in the next few years, generating more housing demand.
•
Trend of Smaller Family Size.   China is experiencing a rise in the number of smaller sized families. The average number of family members in a household was 2.6 in 2020 in China, as compared to 3.1 in 2010, and is expected to decrease to 2.4 in 2030. From 2010 to 2020, China’s total population in households increased by 4.3%, while the number of households in China increased by 22.9% from 401.9 million to 494.2 million. Given China’s large population base, an increase in the number of households leads to significant new home demand, especially the rigid housing demand.

•
Demand for Quality Living and Services.   As of December 31, 2021, close to 16% of the existing homes in urban areas in China were built before 1990, according to the CIC Report. Many of these buildings are poorly maintained or suffer from inherent quality issues. Meanwhile, the rapid growth of residents’ disposable income and the implementation of the two-child and three-child policies will gradually shift Chinese consumers’ focus to quality housing with enlarged space, upgraded living conditions and improved other housing related services. According to the CIC Report and Survey, over 25% of housing transactions in the past two years in China were motivated by housing upgrades, especially in first-tier cities where the percentage was over 40%. The demand for upgraded housing quality and living conditions is expected to continue to drive the growth of China’s housing related industry.

In addition, the long-term mechanism promoted by the government will also lead to the robust growth of China’s housing related industry:
•
Sustainable Development of Housing Market.   Since 2016, the Chinese government has emphasized on “houses are for living in, not for speculation” (房住不炒) with a series of measures in financing, land supply and other fields including the introduction of property tax, to establish the long-term mechanism for healthy development of housing market, maintain the long-term stability of housing prices, and to promote stable release of housing demand.

•
Supporting Policies to Encourage Home Rentals and Housing Related Industry.   To “meet the housing needs of all people” (住有所居), the Chinese government has been “encouraging both housing purchase and renting” (租售並舉), and made home rentals a key focus during the 14th Five-Year Plan period. In addition, many policies focusing on the other housing related services industry are introduced. For example, in October 2020, the Chinese government proposed to upgrade the old urban areas, encourage the needs for home renovation or furnishing, and to improve the living conditions of urban residents.

GROWING HOUSING TRANSACTIONS AND SERVICES INDUSTRY
According to the CIC Report, the total GTV of housing transactions in China, including existing and new home sales and home rentals, increased from RMB17.6 trillion in 2016 to RMB25.5 trillion in 2021 and is estimated to reach RMB31.5 trillion in 2026. The penetration rate of brokerage services in housing transactions in China in terms of GTV increased from 43.2% to 49.8% from 2016 to 2021, and will further grow to 61.6% in 2026. As a result, the total GTV of housing transactions through brokerage services in China grew from RMB7.6 trillion in 2016 to RMB12.7 trillion in 2021 with a CAGR of 10.8%, and is estimated to reach RMB19.4 trillion in 2026, representing a CAGR of 8.8%, according to the CIC Report.

INDUSTRY OVERVIEW

GTV of Housing Transactions Through Brokerage Services, 2016-2026E

Source: the National Bureau of Statistics of China, the CIC Report
Note:
(1)
Penetration rate is the GTV of housing transactions through brokerage services as a percentage of the total GTV of housing transactions in China.

As the penetration rate and the GTV of housing transactions through brokerage services increased, the commission revenue of brokerage services also grew from RMB155.8 billion in 2016 to RMB320.9 billion in 2021 with a CAGR of 15.5%, and is expected to further increase to RMB527.0 billion in 2026 representing a CAGR of 10.4%, according to the CIC Report.
Commission Revenue of Brokerage Services for Housing Transactions in China, 2016-2026E

Source: the National Bureau of Statistics of China, the CIC Report

INDUSTRY OVERVIEW

Existing Home Sales
China’s existing home sales are becoming more prominent in the housing related industry. According to the CIC Report, the GTV of existing home sales has increased from RMB6.6 trillion in 2016 to RMB7.3 trillion in 2020, and decreased to RMB7.0 trillion in 2021 and is expected to be RMB6.6 trillion in 2022. With the favorable regulatory trend for long-term healthy development, the increasing housing stock, and the rising turnover rate, the GTV of existing home sales is expected to rebound and reach RMB10.5 trillion in 2026, and the GTV of existing home sales as a percentage of total home sales in China is expected to rise to 37.8% in 2026 from 30.1% in 2021. In 2020, existing home sales volume as a percentage of total home sales volume in Beijing, Shanghai, and first-tier cities reached 69.9%, 66.4% and 61.4%, respectively. It is expected that in first-tier cities and major second-tier cities, existing homes will be of greater importance in total housing supply.
The expansion of China’s existing home sales industry is expected to drive the GTV of existing homes sold through brokerage services from RMB6.2 trillion in 2021 to RMB9.5 trillion in 2026. Accordingly, key growth drivers for brokerage services of existing home sales include the following:
•
Increasing housing supply of existing homes.   After over 20 years of rapid development, China’s housing market has accumulated over 35 billion square meters of floor area in urban areas as of December 31, 2021. From 2016 to 2021, the number of new homes sold in China was approximately 82 million. These homes will be gradually delivered, renovated, sold and purchased, bringing additional supply of 2 to 4 million for existing homes sales in the next five years, according to the CIC Report.

•
Rising housing turnover rate.   The average housing turnover rate for existing homes in China, defined as the number of existing home sales over the total number of existing homes, was 1.0% in 2021, compared to approximately 4.3% in the United States, according to the CIC Report. The number of existing home sales and new home sales in the United States account for 4.3% and 0.5% of the total stock in 2021, respectively, compared to 1.0% and 3.4% in China, respectively. The differences in the current industry statistics between China and the United States implies a large potential for future growth in the turnover rate in China.

•
High penetration rate for brokerage services.   Due to the complex nature of the business, the penetration rate for brokerage services in China’s existing home sales industry remains high, which is expected to increase from 88.7% in 2021 to 90.0% in 2026. As market supply and demand move closer to balance and the average sales period lengthens, existing home buyers and sellers increasingly rely on brokerage service providers for matching, negotiation and other capabilities.

The total commission revenue for existing home sales in China is expected to increase from RMB126.9 billion in 2021 to RMB193.5 billion in 2026. In China, the commission is typically paid by home buyers, while an increasing number of home sellers are willing to pay for brokerage services. According to the CIC Report, commission rate ranges from 1.0% to 3.0% of the total transaction value in China, and is expected to remain stable in the long run.
Home Rentals
Home rentals in China are becoming a core pillar of the housing transactions and services industry. The GTV of home rentals is RMB2.2 trillion in 2021 and is expected to further increase to RMB3.7 trillion in 2026, according to the CIC Report.
Total GTV of home rentals conducted through brokerage services is expected to grow from RMB1.2 trillion in 2021 to RMB2.1 trillion in 2026. Key growth drivers for brokerage services of home rentals include the following:
•
Growing tenant population and rental demand.   The tenant population is expected to reach approximately 250 million in 2026, as the market demand for home rentals continues to expand, especially with large inflows of migrants in top-tier cities. Approximately 13.9% of the population in China rented a home in 2021, as compared to over 30% in the United States, and the percentage in

INDUSTRY OVERVIEW

China is expected to increase to 17.3% by 2026, according to the CIC Report. As the pattern of migration shifts from temporary movement to a long-term living, the demand for home rentals and for better living conditions will continue to rise.
•
Increasing supply.   On the supply side, there has been a long-standing shortage of rental supply. Under the Chinese government’s encouragement of both home purchasing and home rentals, home rentals industry is expected to see improved structure with increased supply, to better cater to the demand of the tenant population.

•
Demand for professional brokerage services in home rentals market.   Home rentals need professional brokerage services to precisely match the tenants with landlords, as rental properties differ greatly in terms of location, maintenance and quality, and the landlords and tenants usually have specific needs. In 2021, approximately 55.7% of home rentals in China, in terms of GTV, were conducted through brokerage service providers, and the rate is expected to reach 57.5% in 2026, according to the CIC Report.

The total commission revenue from home rentals is expected to increase from RMB67.8 billion in 2021 to RMB117.1 billion in 2026. The commission rate from home rentals in China normally ranges from half to one month of the rent.
New Home Sales
After years of significant growth, the GTV of new home sales has increased from RMB9.9 trillion in 2016 to RMB16.3 trillion in 2021 and is expected to increase moderately with a CAGR of 1.2% to RMB17.3 trillion in 2026, according to the CIC Report. In the long run, China’s new home sales will experience a stable and moderate growth to satisfy the housing demand driven by the growth in the total number of households, demand for housing improvement, the implementation of the two-child and three-child policies, and net population inflows in large cities and key urban areas.
Total GTV of new home sales generated through brokerage services is expected to grow from RMB5.2 trillion in 2021 to RMB7.8 trillion in 2026, which is largely driven by increasing penetration rate for brokerage services. In China, the penetration rate of brokerage services in new home sales increased from 14.5% in 2016 to 32.1% in 2021, and is expected to reach 45.0% in 2026. Key drivers for such increase in penetration rate include the following:
•
Remote location of new home projects makes it difficult to attract targeted customers in city centers.   Real estate developers are more inclined to engage brokerage service providers for their extensive network coverage, precise customer recommendations and effective customer conversion.

•
Increasing demand from developers to improve sell-through and cash cycles.   According to the CIC Report, real estate developers, including large state-owned enterprises, have increasing demand for external sales channels, and the penetration rate of brokerage services for new home sales is expected to rise.

•
The value of agents in new home sales becomes more prominent in a balanced market.   In the long run, as the housing market remains stable with balanced supply and demand, brokerage brands and stores with extensive customer coverage, in-depth market insights and professional sales channels will become increasingly critical.

As brokerage services have been playing a more important role in new home sales, the average commission rate of brokerage services in new home sales in China also increased from approximately 2.0% in 2016 to 2.4% in 2021, and is expected to reach 2.8% in 2026. Total commission revenue from brokerage services in new home sales in China reached RMB126.2 billion in 2021, and is expected to further increase to RMB216.5 billion in 2026, according to the CIC Report.
Key Challenges of China’s Housing Transactions and Services Industry
Despite the rapid growth and great potential of China’s housing transactions and services industry, some challenges still exist, including:

INDUSTRY OVERVIEW

•
Lack of Infrastructure for the Industry.   In China, the infrastructure for the housing transactions and services industry had been significantly underdeveloped, resulting in duplicate or fraudulent property listings with inaccurate or outdated property and pricing information. With general lack of trust, it is not uncommon for housing customers to engage multiple agents for one housing transaction, which could greatly hamper transaction efficiency.

•
Lack of Cooperation Mechanisms for Agents.   China’s housing transactions and services industry is highly fragmented. According to the CIC Report, there were approximately 2 million agents in China and over 250 thousand brokerage stores as of December 31, 2020, who often engage in fierce competition for listing and customer resources. Without effective mechanisms for agents to be properly incentivized based on their respective roles, agents are less likely to cooperate, which jeopardizes the overall efficiency and service quality.

•
Lack of Experienced Brokerage Service Providers.   Due to the intense competition in a highly fragmented market, productivity of agents in China is low, which leads to lower and less stable average income and higher turnover rate. The median industry experience of agents in China was less than two years in 2020, compared to approximately eight years for agents in the United States, and only less than 20% of agents in China have bachelor’s degree or above, compared to 51% in the United States, according to the CIC Report. Lack of experience, relevant training and coaching has contributed to inconsistent agency service quality in the industry.

With the aim to stabilize and support the long-term healthy development of the housing market, the Chinese government has recently taken steps to strengthen the regulation by introducing a series of policies both at the state and the municipal level, to achieve dynamic balance between demand and supply while regulating speculative housing investment. These policies cover various aspects including, among others, regulations on housing purchase, mortgages, housing prices, land auction, down-payment, irrational price cuts, financing of real estate developers, as well as the launch of the pilot property tax reform program.
The tightened policies have led to short-term downturn in the housing market, as they not only have caused reduction in housing customers’ demand for home purchasing, but also prevented some real estate developers from raising the capital they need. The transaction volumes and average selling prices for both existing home sales and new home sales have declined since the third quarter of 2021. According to the CIC Report, the GTV of existing home sales has dropped 42% and 43% year-on-year in the third and fourth quarter of 2021, while the GTV of new home sales has dropped 15% and 20% year-on-year, respectively. As a result, the housing transactions and services industry has also been largely affected. See “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions.” for more details.
Starting from the fourth quarter of 2021, the Chinese government has been introducing rectifying policies, aiming to meet reasonable needs of housing customers and to promote the healthy development of the housing market. Supportive policies ranged from less restrictions over home sales, improved credit environment, to adjustment of controlling measures of developers’ pre-sale proceeds, which will unlock the pent-up demand and facilitate the steady recovery of the market. In the long run, the housing market and the housing transactions and services industry will remain healthy and robust driven by strong customers’ demand for joyful living and refined regulatory environment.
GREAT POTENTIAL IN OTHER HOUSING RELATED SERVICES INDUSTRY
Other housing related services consist of a large variety of services in relation to homes and living, including home renovation and furnishing and home services such as home repair and maintenance, smart community, community care, property management, moving and laundry services, among other things. The growth of housing transactions in China and increasing demand for quality living provide significant opportunities for other housing related services. According to the CIC Report, the size of the other housing related services industry in China reached approximately RMB14.1 trillion in 2021 and is expected to increase to approximately RMB24.2 trillion in 2026.

INDUSTRY OVERVIEW

Home Renovation and Furnishing
According to the CIC Report, the size of home renovation and furnishing industry reached RMB6.9 trillion in 2021 and is expected to increase to RMB10.4 trillion in 2026, because of the following.
•
The demand for quality living and the upgrading of consumption structures will result in growing demand for home renovation and furnishing, and the improvement of quality of services and products will boost customers’ average spending on home renovation services.

•
In addition, given the home renovation cycle of 10 to 15 years, the majority of the 40 million new homes sold between 2005 and 2010 need the second round of renovation, generating high demand for the renovation of existing homes. In addition, it is expected that there will be approximately 25 million existing homes being sold between 2021 and 2026, according to the CIC Report. The growth in existing home sales volume in China will drive the need for home renovation and furnishing.

Home Services
Home services industry as defined above is becoming a core component of the housing related industry, with dynamic interaction with other sectors such as housing transactions, home rentals, and home renovation and furnishing. The quality of these services relies heavily on service providers, and these services are close to the customers’ daily lives, often recurring in nature, thereby helping enhance customers’ stickiness.
According to the CIC Report, the size of home services industry has reached RMB7.2 trillion in 2021 and is expected to grow to RMB13.8 trillion by 2026. With people’s rising demand for quality living, home services industry will continue to develop with expanded service scope and better service quality. In addition, as brokerage stores and agents have high-frequent and day-to-day interactions with local residents, they have the opportunities to serve as referring points to a wider range of products and home services.
Key Challenges of China’s Other Housing Related Services Industry
Despite of the large market size, China’s other housing related services industry is highly fragmented. For example, according to the CIC Report, China’s home renovation and furnishing industry had over 100,000 market players as of December 31, 2021, and the top five players accumulatively accounted for less than 5% of the market share in 2021. Today, the home renovation and furnishing industry sees some prominent players with strong regional performance, but they face difficulties to further expand and establish nationwide presence.
Key challenges of China’s other housing related services industry mainly include:
•
Limited Scalability due to Personalized Demand.   Customers of certain services in the other housing related services industry, such as home renovation and furnishing, usually have personalized demand, which standardized products and services cannot address. As a result, service providers have difficulties to scale up and establish nationwide presence.

•
Lack of Experienced and Professional Service Providers.   The other housing related services are generally labor-intensive, but the industry lacks a mechanism for talent training and development, resulting in high turnover rate and inconsistent service quality.

•
High Customer Acquisition Cost.   Service providers in the other housing related services industry generally lack an efficient and effective way to gain access to customers, and customers also tend to value offline experience when making purchasing decisions. As a result, customer acquisition cost is high in the other housing related services industry.

•
Low Operating Efficiency.   For example, the process of home renovation and furnishing is lengthy and complicated, as it requires coordination among various groups of professional workers and a great number of suppliers. Therefore, it is difficult to improve efficiency and ensure consistent delivery quality.

INDUSTRY OVERVIEW

INDUSTRY TRENDS AND OPPORTUNITIES
The housing related industry in China sees the following trends and opportunities:
•
Growing Household Needs for “Joyful Living.”   On the backdrop of relatively stable housing prices and favorable demographic trends, housing customers are shifting from “buying a right home” to “living a joyful life,” which spurs the demand for other housing related services, such as home renovation and furnishing. These behavioral changes blur the boundaries of components in the housing related industry and create opportunities to expand into adjacent businesses that are consumption-driven and recurring in nature.

•
Greater Role of Service Providers.   The non-standardized and complex delivery of housing related services make professional service providers indispensable. In addition, housing customers have new engagement and service expectations as a result of higher disposable income. As such, service providers are increasingly seeking empowerment on all fronts to take on greater roles and functions in the communities, which brings enhanced career satisfaction.

•
Preference for Integrated Solutions.   Traditionally, housing related services are provided by a large number of separate and specialized industry participants, resulting in uneven standards, inconsistent quality and unsatisfactory customer experience. With the ability to mobilize resources and create one-stop services, integrated platforms will be better positioned to solve industry pain points, draw more participants and create a powerful network effect.

•
Increasing Adoption of Technologies.   The housing related industry has been advancing into an era of digital transformation, especially in the areas of SaaS, virtual reality, and Internet of Things (IoT), with new use cases to reinvent offline-heavy and inefficient workflows. Continuous development of purpose-built and user-centric innovations will further improve operational efficiency, support scalable growth and unleash monetization potential.

COMPETITIVE LANDSCAPE OF CHINA’S HOUSING RELATED INDUSTRY
China’s housing related industry involves market participants with different business models. These market participants, including brokerage services providers and service providers in other housing related industry, consist of online players, offline players and integrated online and offline platforms.
According to the CIC Report, the top five companies in China’s housing related industry contributed approximately 14.6% of total GTV in 2021, among which the Company ranked first with a market share of 9.7%.
The table below sets forth the top five companies in terms of housing related GTV, and their respective revenue, the number of brokerage stores and the number of agents, in 2021.
Market players	Listing status	Housing related GTV and respective market share	Housing related revenue	Number of brokerage stores	Number of agents
		(RMB in billion, %)	(RMB in billion)	(in thousand)	(in thousand)
Our Company	Listed	3,853.5 (9.7%)	80.8	>45(5)	>406(6)
Company A(1)	Not Listed	558.0 (1.4%)	6.6	<2	<40
Company B(2)	Listed	504.6 (1.3%)	5.9	<1	<20
Company C(3)	Listed	430.0 (1.1%)	10.9	4.6	50
Company D(4)	Listed	415.8 (1.1%)	7.9	10	30

Source: the CIC Report
Notes:
(1)
Company A provides real estate agency services in the sectors of residential properties and commercial properties. It was established in Hong Kong in 1978 and entered mainland China market in 1992.

INDUSTRY OVERVIEW

(2)
Company B is a leading real estate agency for the new home and existing home transactions. It was established in 1995 headquartered in Guangdong Province, and is listed on the Hong Kong Stock Exchange.

(3)
Company C offers real estate agency and brokerage services, and apartment rental service. It was established in 2000, and is listed on the Shenzhen Stock Exchange.

(4)
Company D covers a wide range of services, from new home agency services, real estate brokerage services, digital marketing service, to real estate big data application services. It was established in 2000 headquartered in Shanghai, and is listed on the Hong Kong Stock Exchange.

(5)
Refers to “active stores.”

(6)
Refers to “active agents.”

Partially due to lengthy and complicated process, China’s home renovation and furnishing industry involves many different participants, such as decoration contractors, material and furniture manufacturers, home furnishing malls operators, and online platforms. China’s home renovation and furnishing industry is highly fragmented with over 100,000 market players as of December 31, 2021, and the top 5 players accumulatively accounted for less than 5% of the market share in 2021, according to the CIC Report. With customers’ increasing needs for improving living quality, the demand for home renovation and furnishing services as well as expectation for the quality and convenience of such services are expected to continue to rise. Therefore, leading market participants who can provide quality one-stop services are expected to gain market share.
The table below sets forth the top five companies in terms of GTV of home renovation and furnishing in 2021.
Market players	Listing status	Home renovation and furnishing GTV, and respective market share
(RMB in billion, %)
Company E(1)	Listed	137.1 (2.0%)
Company F(2)	Listed	104.0 (1.5%)
Company G(3)	Listed	47.2 (0.7%)
Company H(4)	Listed	20.1 (0.3%)
Company I(5)	Not Listed	20.0 (0.3%)

Source: the CIC Report
Notes:
(1)
Company E is a home improvement and furnishings shopping mall operator established in 1992. It is headquartered in Shanghai, and is listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

(2)
Company F covers a wide range of business including home renovation and decoration, home building materials sales and other services. It was established in 1999 headquartered in Beijing, and is listed on the Shanghai Stock Exchange.

(3)
Company G is a leading E-commerce platform in China. It was established in 1999 headquartered in Zhejiang Province, and is listed on the New York Stock Exchange and the Hong Kong Stock Exchange. The GTV here refers to GTV generated from products and services of home renovation on the platform.

(4)
Company H is a leading custom cabinet manufacturer in Guangdong Province, providing all kinds of cabinets for both house owners and residential projects. It was established in 1994 and listed on the Shanghai Stock Exchange.

(5)
Company I covers a wide range of home renovation and decoration services, such as design, manufacturing, and distribution stores. It was established in 1988 and is headquartered in Shanghai.

ENTRY BARRIERS AND KEY SUCCESS FACTORS
The entry barriers and key success factors of the housing related industry in China include:
•
Scale and Quality of Service Providers.   Service providers are fundamental to China’s housing related industry and serve as gateway into local communities. An extensive service provider network with an effective and efficient collaboration mechanism allows the platform to maintain close relationships

INDUSTRY OVERVIEW

with both housing customers and other industry participants, such as real estate developers and other housing related service providers.
•
Technology Infrastructure and Capabilities.   The lack of an industry-wide infrastructure, such as authentic property listing inventory, is a fundamental challenge. Extensive authentic property listing inventory can only be accomplished by a platform with strong offline presence and access to comprehensive property information. In addition, advanced technology and information analysis capabilities of the platform also enable platform participants to improve efficiency and scale their business, which also elevates customers’ experience on the platform.

•
Brand Recognition and Customer Experience.   Given the high value of housing transactions, brand recognition is a vital factor for housing customers to choose their brokerage service providers. Superior customer experience increases trust, word- of-mouth effect and cross sell capabilities, which are crucial to grow the customer base. More housing customers on the platform would further enhance the platform’s value to service providers and other industry participants.

•
Scientific Management.   With the development and expansion of China’s housing related industry, scientific management becomes crucial for managing a great number of diversified service providers, the entire operating process, and supply chains.

SOURCES OF INFORMATION
We commissioned China Insights Industry Consultancy Limited, an independent market research consulting firm that is principally engaged in the provision of market research consultancy services, to conduct a detailed study of the housing related industry in China.
We have included certain information from the CIC Report in this document because our Directors believe that such information facilitates an understanding of the relevant markets for potential investors. The market research process for the CIC Report has been undertaken through detailed primary research and secondary research. Primary research involved discussing the status of the housing related industry with leading industry participants and industry experts. Secondary research involved reviewing company reports, independent research reports, public data from governmental authorities and other data based on CIC’s own research database. In addition, CIC also conducted a survey, or the “CIC Survey,” in October 2021 with 1,000 consumers who have used online real estate platforms in China during the past two years.
Analysis and forecasts contained in the CIC Report are based on major assumptions at the time of compiling such report: (i) the overall economic and political environment in China is expected to remain stable during the forecast period; (ii) China’s economic and industrial development is likely to maintain a steady growth during the forecast period; (iii) relevant key industry drivers such as continued urbanization and growing demand for quality living will promote the housing related industry in China; and (iv) there is no extreme force majeure or unforeseen industry regulations that may dramatically or fundamentally affect the market. Our Directors confirm that after taking reasonable care, there has been no material adverse change in the overall market information since the date of the CIC Report that would materially qualify, contradict or have an impact on such information. The reliability of the CIC Report may be affected by the accuracy of the foregoing assumptions and factors.
CIC is an independent consulting firm, offering services include industry consulting service, commercial due diligence, strategic consulting, and so on. We have agreed to pay a fee of US$110,000 to CIC in connection with the preparation of the CIC Report. We have extracted certain information from the CIC Report in this section, as well as in the sections headed “Summary,” “Risk Factors,” “Business,” “Financial Information,” and elsewhere in this document to provide our potential investors with a more comprehensive presentation of the industries where we operate.

REGULATORY OVERVIEW

The following section sets forth supplemental and updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
REGULATIONS RELATED TO FOREIGN INVESTMENT
The establishment, operation and management of companies in China are governed by the PRC Company Law (《中華人民共和國公司法》), as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the Foreign Investment Law (《中華人民共和國外商投資法》) and its implementation rules. The Foreign Investment Law is promulgated by the NPC on March 15, 2019 and took effect on January 1, 2020, which replaced the PRC Equity Joint Venture Law (《中華人民共和國中外合 資經營企業法》), the PRC Cooperative Joint Venture Law (《中華人民共和國中外合作經營企業法》) and the PRC Wholly Foreign-owned Enterprise Law (《中華人民共和國外資企業 法》). The Foreign Investment Law implements the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.
Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as ”foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the negative list. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative list for making investment in “restricted” industries.
In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.
On December 26, 2019, the State Council further issued the Regulations on Implementing the PRC Foreign Investment Law (《中華人民共和國外商投資法實施條例》), or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restate certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Act of the PRC or the Partnership Enterprises Law

REGULATORY OVERVIEW

of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.
On December 27, 2021, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) (《外商投資准入特別管理措施(負面清單)(2021年版)》), or the 2021 Negative List, which took into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version) (《鼓勵外商投資產業目錄(2020年版)》), or the Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and took into effect on January 27, 2021. Industries not listed in the 2021 Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Furthermore, pursuant the 2021 Negative List, PRC domestic companies engaged in foreign investment prohibited business and intend to offer and list securities in an overseas exchange market shall obtain approval from relevant government authorities. At the press conference held on January 18, 2022, officials from the NDRC clarified that the aforementioned requirement only applies to direct overseas offering and listing by a PRC domestic company, and as for the requirements for indirect overseas offering and listing by a PRC domestic company, it will be subject to the Administrative Provisions and the Draft Measures promulgated by the CSRC. Based on the foregoing, our Directors, as advised by our PRC Legal Adviser, are of the view that as of the date of this document, we are not subject to the foregoing provision in the 2021 Negative List. In addition, to the best knowledge of the Directors after consulting with our PRC Legal Adviser, the Company does not operate any business which are explicitly classified as “prohibited” category under the 2021 Negative List as of the date of this document. For completeness, Tianjin Xiaowu has been approved to hold an online cultural operation license for its live streaming services to be operated by itself through its website and mobile applications. The provision of internet cultural service falls within the “prohibited” business category. As of the Latest Practicable Date, Tianjin Xiaowu has not commenced such services yet.
Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises (《外商投資企業設立及變更備案管理暫行辦法》) promulgated by the Ministry of Commerce, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. However, as the Foreign Investment Law has taken effect, the Ministry of Commerce and the SAMR jointly approved the Foreign Investment Information Report Measures (《外商投資信息報告辦法》), or the Information Report Measures, on December 19, 2019, which took effect on January 1, 2020. According to the Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.
The NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review of Foreign Investment (《外商投資安全審查辦法》), or the Security Review Measures on the Foreign Investment on December 19, 2020, which came into effect on January 18, 2021. Pursuant to the Security Review Measures on the Foreign Investment, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Security Review Measures on the Foreign Investment define foreign investment

REGULATORY OVERVIEW

as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. It further require that foreign investors or their domestic affiliates to apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.
REGULATIONS RELATED TO VALUE-ADDED TELECOMMUNICATIONS SERVICES
Regulations Related to Foreign Investment Restriction on Value-Added Telecommunications Services
According to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.
Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises (《外商投資電信企業管理規定》), which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises will take effect on May 1, 2022.
In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business (《信息產業部關於加強外商投資經營增值電信業務管理的通知》), according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the

REGULATORY OVERVIEW

circular and cure such non- compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.
REGULATIONS RELATED TO M&A RULES AND OVERSEAS LISTINGS
On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors (《關於外國投資者併購境內企業的規定》), or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules.
On July 6, 2021, the General Office of the State Council and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (《關於依法從嚴打擊證券違法活動的意見》). The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.
On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (《國務院關於境內企業境外發行證券和上市的管理規定(草案徵求意見稿)》), or the Administrative Provisions and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments) (《境內企業境外發行證券和上市備案管理辦法(徵求意見稿)》), or the Draft Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning and a fine of RMB1 million to RMB10 million. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked.
Pursuant to the Draft Measures, when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (b) the majority of senior management in charge of business operation are Chinese citizens or domiciled in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC. The Draft Measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

REGULATORY OVERVIEW

Further, at the press conference held for these draft regulations on December 24, 2021, officials from the CSRC clarified that only the initial public offerings by PRC domestic companies and financing by existing overseas listed PRC domestic companies will be required to complete the filing process if these drafts become effective in the current form, and the existing overseas-listed companies that do not have subsequent financing activities will be allowed to complete the filing within the transition period. The officials from the CSRC also confirmed that if complying with applicable PRC laws and regulations, companies with VIE structure may conduct overseas offering and listing. Therefore, if these draft regulations become effective in their current forms before the Listing is completed, we may be required to complete the filing procedures with the CSRC in connection with this Listing.
In addition, pursuant to the Administrative Provisions, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) it is prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security determined by competent PRC authorities; (iii) it has material ownership disputes over equity, major assets, and core technology; (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations; (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations; or (vi) it has other circumstances as prescribed by the State Council.
As of date of this document, the Administrative Provisions and the Draft Measures are still in draft form and there is no schedule for the adoptions of such drafts.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our history, development and corporate structure.
OVERVIEW
Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing and other services. We commenced operations in 2001 through Beijing Lianjia, which was founded in September 2001 by Mr. Zuo, our founder and permanent chairman emeritus. Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China.
From November 2016 to January 2017, we restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated the financial service business. In November 2017, we incorporated Tianjin Xiaowu to conduct operations related to value-added telecommunication services.
Along with the launch of our Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as our holding company. From July 2018 to June 2019, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Onshore Holdcos, including Beike Tianjin, Jinbei Tianjin and Beike Jinke. Through a series of transactions, most of the original subsidiaries and all of operating branches of Beijing Lianjia have become wholly-owned by the applicable Onshore Holdcos and our other PRC subsidiaries.
As part of the reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company, as applicable, substantially in proportion to their respective equity interests in Beijing Lianjia and Yiju Taihe prior to the reorganization. Further, through a series of reorganization transactions, the Company obtained control over Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements.
In August 2020, we listed our ADSs on the NYSE under the symbol “BEKE.”
MILESTONES
The following is a summary of our key development milestones:
Year	Milestone(s)
2001	We commenced operations in 2001 through Beijing Lianjia.
2004	We became the first player in the industry to propose tripartite agreements in housing transactions.
2008	We pioneered to introduce Housing Dictionary, which has become the largest and most comprehensive residential housing database in China.
2010	We became the first player in the industry to develop and offer comprehensive SaaS systems.
2011	We introduced and advocated the standards of “authentic property listings” in China and launched the first ACN in the industry.
2011 to 2015	We expanded our national footprints to 24 major cities in China.
2016	We completed our Series B financing arrangement, raising gross proceeds of RMB2.6 billion.
2017	We completed our Series C financing arrangement, raising gross proceeds of RMB8.7 billion.
2018
We launched our Beike platform, introduced virtual reality experience to the housing transactions and services industry in China and completed our Series D financing arrangement, raising gross proceeds of USD1.6 billion.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Year	Milestone(s)
2019	We completed our Series D+ financing arrangement, raising gross proceeds of USD1.4 billion.
2020	We completed our initial public offering and listing on the NYSE as well as a follow-on offering.
2022	We completed the acquisition of Shengdu and Shengdu became a wholly-owned subsidiary of the Company.
MAJOR SUBSIDIARIES AND OPERATING ENTITIES
As of the Latest Practicable Date, we conducted our business operations through more than 600 subsidiaries and operating entities, 34 of which are of strategic importance to us or have made material contributions to our results of operations during the Track Record Period:
Name of Company	Place and Date of Incorporation	Shareholding Controlled by the Company	Principal Business
Beike Group (Cayman) Limited	Cayman, August 6, 2018	100%	investment holding
Beike Group (BVI) Limited	British Virgin Islands, July 12, 2018	100%	investment holding
Sharehome HK International Limited	Hong Kong, December 16, 2016	100%	investment holding
Shanghai Haibi Technology Co., Ltd. (上海海贔科技有限公司)	PRC, October 25, 2018	100%	investment holding
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. (北京鏈家置地房地產經紀有限公司)	PRC, July 25, 2005	100%	agency service
Deyou Real Estate Agency Co., Ltd. (德佑房地產經紀有限公司)	PRC, September 5, 2002	100%	agency service
Beike Beijing	PRC, August 3, 2015	100%	research and development
Beike Technology Co., Ltd. (貝殼技術有限公司)	PRC, June 28, 2017	100%	research and development
Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司)	PRC, December 30, 2009	100%	agency service
Chengdu Fangjianghu Information Technology Co., Ltd. (成都房江湖信息科技有限公司)	PRC, March 4, 2015	100%	new home transaction service
Shanghai Xiaoheng Internet Technology Co., Ltd. (上海小桁網絡科技有限公司)	PRC, May 6, 2015	100%	new home transaction service
Shanghai Deyou Property Consulting Co., Ltd. (上海德佑物業顧問有限公司)	PRC, April 16, 2014	100%	new home transaction service
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd. (北京鏈家高策房地產經紀有限公司)	PRC, September 20, 2016	100%	new home transaction service

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Name of Company	Place and Date of Incorporation	Shareholding Controlled by the Company	Principal Business
Shenzhen Lianjia Real Estate Brokerage Co., Ltd. (深圳鏈家房地產經紀有限公司)	PRC, September 6, 2002	100%	agency service
Guangdong Lianjia Real Estate Brokerage Co., Ltd. (廣東鏈家房地產經紀有限公司)	PRC, June 30, 2000	100%	agency service
Xi’an Fangjianghu Information Technology Co., Ltd. (西安房江湖信息科技有限公司)	PRC, May 15, 2015	100%	new home transaction service
Beijing Fangyuan Real Estate Consulting Services Co., Ltd. (北京方源房地產諮詢服務有限公司)	PRC, October 24, 2016	100%	agency service
Tianjin Lianjia Fangjianghu Technology Co., Ltd. (天津鏈家房江湖科技有限公司)	PRC, September 23, 2016	100%	new home transaction service
Chongqing Naohai Fangjianghu Information Technology Co., Ltd. (重慶鬧海房江湖信息科技有限公司)	PRC, September 6, 2018	100%	new home transaction service
Zhengzhou Fangjianghu Information Technology Co., Ltd. (鄭州房江湖信息科技有限公司)	PRC, August 28, 2017	100%	new home transaction service
Wuhan Fangjianghu Information Technology Co., Ltd. (武漢房江湖信息科技有限公司)	PRC, July 17, 2015	100%	new home transaction service
Beijing Lianjia	PRC, September 30, 2001	Controlled through contractual arrangements	mobile application development and operation
Tianjin Xiaowu	PRC, November 14, 2017	Controlled through contractual arrangements	mobile application and webpage development and operation
Yiju Taihe	PRC, July 23, 2010	Controlled through contractual arrangements	holding company of licensed financial business
Beijing Zhongrongxin	PRC, November 10, 2006	Controlled through contractual arrangements	financing guarantee
Beijing Ehomepay	PRC, August 8, 2013	Controlled through contractual arrangements	third party payment
Beike Tianjin	PRC, September 29, 2018	100%	investment holding
Jinbei Tianjin	PRC, August 22, 2018	100%	investment holding
Beike Jinke	PRC, October 30, 2018	100%	investment holding
Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家 (天津)企業管理有限公司)	PRC, August 13, 2018	100%	investment holding

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

Name of Company	Place and Date of Incorporation	Shareholding Controlled by the Company	Principal Business
Beike Zhaofang (Nanjing) Technology Co., Ltd. (貝殼找房(南京)科技有限公司)	PRC, May 18, 2017	100%	new home transaction service
Tianjin Beike Real Estate Brokerage Co., Ltd. (天津貝殼房地產經紀有限公司)	PRC, July 19, 2017	100%	new home transaction service
Wuhan Beike Zhaofang Technology Co., Ltd. (武漢貝殼找房科技有限公司)	PRC, June 8, 2018	100%	new home transaction service
Guangzhou Beike Technology Service Co., Ltd. (廣州貝殼科技服務有限公司)	PRC, August 18, 2017	100%	new home transaction service

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

CORPORATE STRUCTURE
The following diagram illustrates our corporate structure as of the Latest Practicable Date, including our certain principal subsidiaries, VIEs and their principal subsidiaries. Certain entities have been omitted. Except as otherwise specified, equity interests depicted in this diagram are held as to 100%.

The Company
(Cayman Islands)
Beike Investments (Cayman) Limited (Cayman Islands)
Beike Group (Cayman) Limited (Cayman Islands)
Beike Finance Holdings (Cayman) Limited (Cayman Islands)
Beike Investments (BVI) Limited (BVI)
Beike Group (BVI) Limited (BVI)
Beike Finance Holdings (BVI) Limited (BVI)
Beike Investment Holdings Limited (Hong Kong)
Beike Investments (Hong Kong) Limited (Hong Kong)
Sharehome HK International Limited (Hong Kong)
Beike Finance Holdings (Hong Kong) Limited (Hong Kong)
Outside the PRC
Inside the PRC
Beike (China) Investments Holdings Limited
Jinbei Tianjin
Beike Tianjin
Beike Jinke
Beixi (Tianjin) Technology Co., Ltd.
Tianjin Xiaowu
Beijing Lianjia
80%
Yiju Taihe
Beihan (Tianjin) Technology Co., Ltd.
Lianjia (Tianjin) Enterprise Management Co., Ltd.
Beijing Zhongrongxin
95%
Beike Beijing
Beike Technology Co., Ltd.
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. and six other major subsidiaries
Deyou Real Estate Agency Co., Ltd.
Beijing Ehomepay

→ Equity interest (100% unless otherwise specified).

←-→ Contractual arrangements. See "Contractual Arrangements" for more details.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

COMPLIANCE OF THE COMPANY WITH RULE 8.05(3)(C) OF THE LISTING RULES
Rule Requirement
Rule 8.05(3)(c) of the Listing Rules provides that, to meet the market capitalization/revenue test, a new applicant must satisfy, among other things, ownership continuity and control for at least the most recent audited financial year (the “Ownership Continuity Requirement”). The below sets out the basis of the Company’s compliance with Rule 8.05(3)(c) of the Listing Rules.
Relevant Facts
The “controlling group” of the Company comprised Mr. Zuo, Mr. Peng and Mr. Shan and has been formed since 2015. They have a deep trust in and understanding on each other and worked collectively to make all strategic decisions of the Company.
As of January 1, 2021, based on then total number of issued Shares, (i) Mr. Zuo controlled 885,301,280 Class B ordinary shares through Propitious Global, representing 76.8% of the voting power in the Company; (ii) Mr. Peng controlled 110,116,275 Class A ordinary shares, representing 1.0% of the voting power in the Company; (iii) Mr. Shan controlled 47,777,775 Class A ordinary shares, representing 0.4% of the voting power in the Company; and (iv) in aggregate, the “controlling group” controlled an aggregate of 78.2% voting power in the Company (without taking into consideration the voting power of the Class A ordinary shares controlled by Mr. Zuo through voting proxy arrangement, which was terminated after Mr. Zuo’s passing away).
On July 28, 2021, due to the passing of Mr. Zuo in May 2021, Propitious Global executed an irrevocable proxy and power of attorney to authorize Baihui Partnership to exercise the voting power represented by the 885,301,280 Class B ordinary shares (or approximately 76.7% of the total voting power in the Company, calculated based on then total number of issued Shares). As a result, since July 28, 2021, Baihui Partnership has controlled more than 30% of the voting power in the Company. Baihui Partnership currently has two limited partners, being Mr. Peng and Mr. Shan, the remaining two members of the “controlling group”. The general partner of Baihui Partnership is Ample Platinum Holdings Limited, which is an exempt company incorporated in Cayman Islands controlled as to 50% by Mr. Peng and 50% by Mr. Shan as of the Latest Practicable Date.
Satisfaction of Ownership Continuity
The Company satisfies the Ownership Continuity Requirement as (i) the “controlling group” had made all decisions collectively since the formation in 2015; (ii) in spite of the passing away of Mr. Zuo in May 2021, the “controlling group” (now comprising Mr. Peng and Mr. Shan) continues and will continue to control over 30% the Company’s voting rights upon the completion of the Listing as a result of the POA Arrangement; and (iii) all senior management members have been with the Company for more than six years and are expect to remain unchanged upon the completion of the Listing.
GRANTING CLASS A ORDINARY SHARES TO MR. PENG AND MR. SHAN
Pursuant to the terms of 2022 Share Incentive Plan, in order to recognize the extraordinary contribution from Mr. Peng and Mr. Shan to the Company, we granted 71,824,250 Class A ordinary shares to Mr. Peng and 53,868,189 Class A ordinary shares to Mr. Shan, which take effect from the date of this document. Such Class A ordinary shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from the date of this document with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board.
See “Waivers — Waiver in Relation to the Minimum Economic Interest of the WVR Beneficiaries at Listing” and “Statutory and General Information — The Share Incentive Plans.”

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

SHENGDU ACQUISITION
On July 4, 2021, the Company, together with a wholly-owned Hong Kong subsidiary, have entered into a definitive agreement with (i) Shengdu, (ii) the subsidiaries of Shengdu, (together with Shengdu, the “Shengdu Group”) and (iii) all of the existing shareholders of Shengdu (together with Shengdu Group, the “Shengdu Parties”), which was amended and restated on April 11, 2022, pursuant to which the Company agreed to acquire 100% beneficial interests in Shengdu Group from all of the existing shareholders of Shengdu Group, for a total consideration of RMB3,920 million in cash and 44,315,854 Class A ordinary shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals (the “Shengdu Acquisition”).
With over 20 years of operating experience, Shengdu has become a renowned home renovation service provider in East China with a service network covering seven provinces and municipalities, providing quality one-stop home renovation service for a large customer base. The Directors believe that the Shengdu Acquisition could enable us to strengthen our capabilities in providing better housing services to satisfy the evolving needs of customers. The consideration of the Shengdu Acquisition was determined on normal commercial terms after arm’s length negotiations between the Company and Shengdu Parties, after taking into account (i) the financial results of Shengdu Group; (ii) results of legal, business, financial and technical due diligence on Shengdu Group; and (iii) prospects of home renovation industry and the strategic synergies we could achieve after the completion of the Shengdu Acquisition.
As of the Latest Practicable Date, the Shengdu Acquisition has been completed and the Company has acquired 100% beneficial interests in Shengdu Group. The cash consideration of RMB3,920 million has been fully settled and the Company has also issued 44,315,854 Class A ordinary shares to settle the equity consideration.
To the best knowledge of the Directors, Shengdu Parties and their respective beneficial owners are independent third parties.
ZHONGHUAN ACQUISITION
On June 28, 2019, the Company has entered into share purchase agreement with Nanchang Zhonghuan Hulian Information Co., Ltd. (南昌中環互聯信息服務有限公司) (“Zhonghuan”) and selling shareholders of Zhonghuan (the “Zhonghuan Shareholders”), pursuant to which the Company agreed to acquire a total of 100% shares of Zhonghuan from the Zhonghuan Shareholders, for a total consideration of RMB1,841.4 million (the “Zhonghuan Acquisition”).
The Company believes that the Zhonghuan Acquisition could help expand its business along the value chain of housing transactions as Zhonghuan is a regional real estate brokerage firm in central China. In 2021, the revenue of Zhonghuan was RMB110.2 million. As of December 31, 2021, the total assets of Zhonghuan was RMB195.5 million. To the best knowledge of the Directors, Zhonghuan Shareholders and their respective beneficial owners are independent third parties.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

SHAREHOLDING STRUCTURE
The following diagram illustrates our shareholding structure upon the Listing (assuming that (i) the shareholdings below remain unchanged, (ii) no further Class A ordinary shares are issued under the Share Incentive Plans):

Notes:
(1)
As of the date of this document, 110,116,275 Class B ordinary shares and 71,824,250 restricted Class A ordinary shares were held by Ever Orient International Limited, which was wholly-controlled by Mr. Peng.

(2)
As of the date of this document, 157,894,050 Class A ordinary shares and 727,407,230 Class B ordinary shares were held by Propitious Global.

On May 20, 2021, Mr. Zuo passed away. On July 28, 2021, Propitious Global executed and delivered an irrevocable proxy and power of attorney (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global.
On November 8, 2021, the Company convened an extraordinary general meeting (the “EGM”), at which, the Shareholders had approved that 110,116,275 Class A ordinary shares that were beneficially owned by Mr. Peng, and 47,777,775 Class A ordinary shares that were beneficially owned by Mr. Shan, be re-designated as Class B ordinary shares on a one-to-one basis (the “Re-designation”). Immediately prior to the completion of the Re-designation, 157,894,050 Class B ordinary shares held by Propitious Global were converted into Class A ordinary shares on a one-to-one basis. In connection with the Introduction, Propitious Global has delivered a conversion notice to the Company that, subject to and immediately upon the completion of the Introduction, the remaining 727,407,230 Class B ordinary shares held by Propitious Global will be converted into Class A ordinary shares on a one-to-one basis. Upon the Listing, Propitious Global will hold 885,301,280 Class A ordinary shares.
(3)
As of the date of this document, 47,777,775 Class B ordinary shares and 53,868,189 restricted Class A ordinary shares were held by Clover Rich Limited, which was wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited was wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Shan (as the settlor).

(4)
Representing 64,272,705 Class A ordinary shares held by our Directors and executive officers other than Mr. Peng and Mr. Shan as of the date of this document.

(5)
Representing (i) 49,169,495 Class A ordinary shares held by Morespark Limited; (ii) 33,625,445 Class A ordinary shares held by Parallel Stellar Investment Limited; (iii) 245,499,801 Class A ordinary shares (including 20,400,000 Class A ordinary shares represented by 6,800,000 ADSs) held by Tencent Mobility Limited; (iv) 78,947,370 Class A ordinary shares held by Parallel Galaxy Investment Limited; and (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited (collectively, the “Tencent Affiliated Entities”, which are all controlled by Tencent), based on the latest Schedule 13D filed with the SEC on August 24, 2020.

Tencent Affiliated Entities, as sophisticated investors for the purpose of Guidance Letter HKEX-GL93-18, have undertaken to the Company to retain at least an aggregate of 50% of its shareholding at the time of Listing for a period of at least six months following the completion of the Listing.
(6)
Including (i) 43,109,607 Class A ordinary shares registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Latest Practicable Date. Our depositary bank does not exercise voting rights over such Class A ordinary shares; and (ii) 17,324,989 Class A ordinary shares held by Shing Lee International Limited on behalf of our employees as of the Latest Practicable Date. The voting rights in respect of such Class A ordinary shares is controlled and exercised by the director of Shing Lee International Limited, an employee of the Company and an independent third party. In terms of the above-mentioned Class A ordinary shares held by our depositary bank and Shing Lee International Limited, our depositary bank and Shing Lee International Limited are entitled to receive the dividend that may be declared and paid by the Company. Such dividend will be retained by the Company.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

(7)
The Company will have a WVR structure immediately upon the Listing through two classes of Shares (Class A ordinary shares and Class B ordinary shares). Therefore, the ownership percentage does not reflect Shareholders’ voting rights upon the Listing. See “Share Capital — Weighted Voting Rights Structure” and “Share Capital — Authorized and Issued Share Capital” for details.

INVESTMENT PRIOR TO THE NYSE LISTING
From 2010 to 2019, we have conducted multiple rounds of fund raising before our initial public offering on the NYSE, with the participation of various professional equity investment funds and prestigious internet technology companies. The aggregate net proceeds from such investments amounted to an equivalent of more than RMB30 billion. Our Directors are of the view that we have benefitted from business synergy between us and the investors, the investors’ knowledge and experience and the endorsement of our performance, strength and prospects reflected by such investment.
In connection with the fund raising, we have entered into investor rights agreement with the investors (as amended), pursuant to which certain special rights were granted to the investors, including, among other things, right of first refusal, co-sale rights, and preemptive rights. The special rights have automatically terminated upon the completion of our initial public offering on August 17, 2020 on the NYSE. All the preferred shares of the Company that were issued and outstanding at the time, including the preferred shares held by the investors, were converted into our Class A ordinary shares on a one-for-one basis, immediately prior to the completion of our initial public offering on August 17, 2020 on the NYSE.
LISTING ON THE NYSE AND FOLLOW ON OFFERING
In August 2020, the Company completed an initial public offering and was listed on the NYSE and issued an aggregate of 121,900,000 ADSs (including 15,900,000 ADSs issued upon the full exercise of the underwriters’ over-allotment option), representing 365,700,000 Class A ordinary shares at a public offering price of USD20.00 per ADS, raising a total of USD2,359 million in net proceeds after deduction of underwriting discounts, commissions and expenses.
In November 2020, the Company completed a follow-on public offering at a price of USD58.00 per ADS (the “U.S. Follow-on Public Offering”). In this offering, we issued an aggregate of 40,710,000 ADSs (including 5,310,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), representing 122,130,000 Class A ordinary shares, raising a total of USD2,323 million in net proceeds after deduction of underwriting discounts, commissions and expenses.
Since the date of our listings on the NYSE and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our Directors after having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.
We founded our Company with the belief that we can transform the housing related industry in China. The Listing on the Stock Exchange brings us closer to home market and further strengthens our brand. It also allows us to share the benefits from China’s long-term stable development and Hong Kong capital markets’ diversified investor base.
PUBLIC FLOAT
So far as our Directors are aware, immediately following the Listing (assuming that, except for the 125,692,439 restricted Class A ordinary shares issued to Mr. Peng and Mr. Shan, no further Class A ordinary shares are issued under the Share Incentive Plans), the following persons, (a) Directors and chief executive officer of our Company and subsidiaries who will hold their position and directorship on the Listing Date and own our Shares or ADSs by themselves or through shareholding vehicles; (b) Propitious Global; and (c) Tencent, will hold approximately 43.3% of our total issued and outstanding Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.

HISTORY, DEVELOPMENT AND CORPORATE STRUCTURE

SAFE REGISTRATION
Pursuant to the Circular of the SAFE on Foreign Exchange Administration of Overseas Investment, Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (《關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知》, “SAFE Circular 37”), promulgated by SAFE on July 4, 2014 and which replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (《關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知》, “SAFE Circular 75”), (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests to an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division.
Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties. Pursuant to the Circular of the SAFE on Further Simplification and Improvement in Foreign Exchange Administration on Direct Investment (《國家外匯管理局關於進一步簡化和改進直接投資外匯管理政策的通知》), “SAFE Circular 13”), promulgated by SAFE on February 13, 2015, the power to accept SAFE registration was delegated from local SAFE to local banks where the assets or interests in the domestic entity are located.
As advised by our PRC Legal Adviser, except that Mrs. Zuo is in the process of the registration, Mr. Peng, Mr. Shan and other 27 individuals, who are our indirect beneficial owners and known to us as being PRC residents, have registered with the relevant local SAFE branch under the SAFE Circular 37.

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The following section sets forth updated and supplemental information in the Listing Application relating to selected aspects of our business and operations as well as a current description of our strengths and strategies.

OVERVIEW
Who We Are
Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2021, we facilitated over 4.5 million housing transactions on our platform with an aggregate GTV of RMB3,853.5 billion, making us the largest housing transactions and services platform in China, and a top three commerce platform across all industries globally, both in terms of GTV, according to the CIC Report.
We own and operate Lianjia, China’s leading real estate brokerage brand and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build our infrastructure and standards and drive the rapid and sustainable growth of Beike. We have more than 20 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.
Industry Opportunities and Challenges
According to the CIC Report, China’s housing related market reached RMB39.6 trillion in terms of GTV in 2021, and is expected to grow to RMB55.7 trillion by 2026, at a CAGR of 7.1%, remaining to be the world’s largest market in terms of spending. While demand is expected to stay resilient as a result of continuous urbanization, smaller family size and higher disposable income, customers have new engagement and service expectations. At the same time, existing home sales and home rentals are playing an increasingly important role in the total housing supply. As China continues to refine its long-term mechanism for the housing market and pushes for stable and balanced growth, there are significant market opportunities for real estate brokerage services serving both ends. According to the CIC Report, the total GTV of home sales and rental transacted through real estate brokerage services in China is expected to grow from RMB12.7 trillion in 2021 to RMB19.4 trillion by 2026, representing a growing penetration rate from 49.8% in 2021 to 61.6% in 2026. Moreover, the market of other housing related services, including home renovation and furnishing, among other things, also has high growth potential and is expected to reach RMB24.2 trillion by 2026.
Despite the massive market size, the housing related industry remains digitally disconnected and has been struggling with low efficiency. For example, it is common in China for a home seller to contact multiple brokerage stores and agents as there is no industry framework for exclusive engagement. At the same time, a home buyer has to deal with a number of brokerage stores and agents in the decision-making process. Without an assurance mechanism for their economic interests, brokerage stores and agents are unwilling to share information and resources. Over time, information isolation and vicious competition in customer acquisition become prevalent in the industry. In addition, the industry is short of professional agents with experiences and tenure due to the historical lack of recognition for the housing brokerage profession. These challenges hinder service quality and lead to lack of trust from housing customers.
Our Solutions — ACN and Beyond
We believe the key to capturing market opportunities while solving industry challenges lies in the ability to build an infrastructure that fundamentally redefines relationships among industry participants. To that end, we introduced Agent Cooperation Network, or ACN, as the operating system underpinning our infrastructure. ACN has been transforming the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resources sharing among service providers to

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demolish the walls among isolated information islands, (ii) assigning cooperative roles to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform. Through over 20 years of refinement and evolvement under Lianjia and Beike, ACN has enabled us to foster a culture of transparency, collaboration and shared success.
Leveraging ACN, we have been promoting standardization across information, transaction process, and service quality, and building our core competencies that level up the industry playfield. In particular, to effectively motivate agents to share information and resources, ACN consists of standard protocols and practices to specify roles and prescribe agents’ rights and obligations through proper commission allocation mechanism. To that end, ACN partitions a housing transaction into various steps and allows multiple agents to cooperate, which creates more opportunities for agents to participate and earn allocated commission, increases transaction efficiency, and enhances agent retention. This is particularly important in the midst of market volatility, as specialization and collaboration ensure better strategy execution and team stability. As agents serving both home buyers and sellers, or landlords and tenants, are connected through our ACN, these housing customers at different locations can be efficiently matched through collective efforts. After pioneering a prototype ACN in Beijing and becoming the leading brand locally, Lianjia extended the power of ACN to Shanghai and other first- and second-tier cities in China and achieved leading positions in local markets.
Built on the success of our time-tested ACN, we horizontally extended the core competencies of Lianjia to Beike platform in April 2018 to serve the broad housing related market. As of December 31, 2021, the number of real estate brokerage brands and active stores on Beike platform reached 300 and over 45,000 respectively, demonstrating the compatibility of our infrastructure. The adoption of ACN has also brought shared success. In 2021, approximately 76% and 37% of the existing home sales completed on Beike platform involved cross-store and cross-brand collaborations, respectively. As of December 31, 2021, approximately 86% of existing home listings on Beike platform were posted by agents affiliated with connected stores. In addition, leveraging our extensive presence and local insights, we have become real estate developers’ partner of choice and helped them effectively improve sell-through and cash cycle. As our scale grows, we enjoy a powerful network effect that draws more participants, improves efficiency and quality, and allows us to capture more transactions and expand service offerings.
Our Competencies — Technologies and Beyond
We aspire to lead the innovations in the new era of China’s housing related industry. Our integrated online and offline operations give us unparalleled insight into the entire industry value chain. Our constantly advancing technology platform allows us to become a pioneer in the industry to streamline and digitalize manual and time-consuming workflows through combining technologies, such as artificial intelligence and machine learning, with our operational know-hows — a characteristic that has now become iconic to Beike and followed by our peers. Through modularizing our vertical skills and creating integrated solutions, we have been able to continuously improve operational efficiency and empower platform participants.
Our solutions are purpose-driven and user-oriented. We believe virtual reality will fundamentally redefine the way people interact with the spaces around them. As such, we introduced VR experience to the housing transactions and services industry in China in 2018 to capture and track hundreds of interactions that a home tour may involve and support the home-searching journey in the age of “connected consumer.” Our RealSee VR technology integrates industry-leading computer vision and AI to provide three-dimensional walkthroughs of properties and real-time agent interaction, therefore significantly accelerating customers’ decision making and enhancing agents’ productivity and reach. With instant rendering of home renovation and furnishing effects, RealSee also creates high-quality visual experience and makes “what you see is what you get” possible. In 2021, our housing customers had approximately 1.6 billion views and spent over 66 million hours on VR property showings. As we further advance our VR capabilities and set the standard for visualizing residential spaces, RealSee is well positioned to deliver value across a diverse set of industries and use cases.
We continuously innovate and enhance our digital realm with large scale investments in talents and technology. In 2019, 2020 and 2021, our research and development expenses were RMB1,571 million,

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RMB2,478 million and RMB3,194 million, significantly higher than our peers. The caliber and pedigree of our technology leadership helps us attract and retain software engineers, AI and VR talent, reinforcing our core value of innovation and creating a competitive moat.
Our Path Forward — Transactions and Beyond
China’s housing market is moving towards a new equilibrium with stable home prices. While the housing transactions and services industry is expected to remain robust in the foreseeable future on favorable demographic trends, the underlying shift from “buying a right home” to “living a joyful life” has spurred the demand for other housing related services, which are consumption-driven and recurring in nature. In particular, home renovation and furnishing industry presents a massive opportunity driven by a growing share of existing homes in the overall housing supply and Chinese families’ pursuit of better living conditions. According to the CIC Report, the market size of home renovation and furnishing in China grew from RMB4.5 trillion in 2016 to RMB6.9 trillion in 2021, and is expected to grow further to RMB10.4 trillion in 2026. Despite its size and resilience, the home renovation and furnishing industry is highly fragmented and lacks a digital infrastructure, industry-wide standards and qualified service providers — the same pain points that we have successfully solved for existing and new home sales.
As such, we have adopted our proven “vertical to horizontal” playbook, underpinned by industry-leading standardization and digitalization capabilities, to reinvent home renovation and furnishing industry. We introduced our own home renovation brand, Beiwoo, to create an informed, connected and personalized customer experience. As part of our efforts to develop vertical skills, we launched our proprietary Home SaaS for renovation and furnishing in 2021, fully modularizing, standardizing and digitalizing the key steps of the home renovation process. These efforts, together with a series of pioneering service commitments, have helped us build our brand and increase its awareness. In 2021, Beiwoo has delivered over 3,500 property units to customers. In addition, our acquisition of Shengdu, a full-service home renovation service provider in China with 20 years of operation history, will further strengthen the breadth and depth of our product offerings and extend our presence along the value chain.
We believe that as our business continues to scale and diversify, our increasingly comprehensive solutions will arm us with the ability to address a wider range of housing related consumer needs and serve as further growth drivers.
Our Platform
The diagram below illustrates the major components of our technology driven Beike platform and synergies among them.
Our Purpose and Commitment in Environmental, Social and Governance (ESG)
Beike is a brand rooted in purpose and communities. Our purpose is to achieve “admirable service, joyful living.” We founded our company with the belief that we can transform the housing related industry in China

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by improving the quality and efficiency of service providers and enhancing customer experience. The three pillars of our belief are that digitalization catalyzes industry transformation, service providers are indispensable, and service quality builds customer trust that transcends market cycles. We are excited and firmly committed to pursuing our purpose by leveraging our people, insights, technology and platform. We aspire to provide comprehensive and trusted housing services to 300 million families.
Led by our purpose and the core values, Beike integrates ESG criteria into our corporate strategies and stands up for housing customers and service providers on our platform. We are dedicated to helping build and maintain a healthy economy with sustainable growth, common prosperity, and continued innovation. We believe a practical method is more important than mere willingness, therefore we strive to engage through our social impact initiatives. In particular, we have provided funding support for the education of nearly 80,000 students in rural areas in China, and have donated over 600,000 books to 201 charity libraries and contributed to funds that built 12 primary schools in less developed areas in China as of December 31, 2021. As an integral part of the communities, we collaborated with other industry participants to give back to the communities, including providing comprehensive on-the-ground supports for students and parents during the National College Entrance Examination. We initiated an ongoing elderly care program where our agents teach elderly in the community to use smart phones through regular workshops and free Q&A sessions. As of December 31, 2021, the program has been established in over 2,000 communities in 48 cities nationwide, providing over 300,000 times of services to the elderly. These initiatives not only bring warmth to the residents in the communities, but also give us greater strength to uphold our purpose — “admirable service, joyful living.”
As our business scale grows, we will continue to leverage the power of our online and offline integrated platform and strive to become a driving force in promoting elderly care and enhancing community welfare.
Our Scale and Financial Performance

Notes:
(1)
For the year ended December 31, 2021.

(2)
As of December 31, 2021.

(3)
In terms of housing related GTV in 2021, according to the CIC Report.

(4)
Average mobile MAU in the three months ended December 31, 2021.

Our industry leadership is further underpinned by the solid operating and financial performance. We continue to grow at scale with GTV increased from RMB3,499.1 billion in 2020 to RMB3,853.5 billion in 2021, representing a year-over-year growth rate of 10.1%.
We generate revenues mainly from fees and commissions in housing transactions and services. We have experienced substantial growth since the commencement of our operations, and our management team has a strong track record of executing our strategies. Our net revenues increased by 14.6% from RMB70.5 billion in 2020 to RMB80.8 billion in 2021.

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OUR STRENGTHS
Largest integrated online and offline platform for housing transactions and services
We are China’s largest housing transactions and services platform and a world’s top three commerce platform across all industries, in terms of GTV in 2021, according to the CIC Report. Our GTV reached RMB3,853.5 billion in 2021, representing a year-on-year growth of 10.1%.
We have built and operated the first integrated online and offline housing transactions and services platform at scale in China, according to the CIC Report. ACN, together with other modules in our infrastructure, collectively reconstruct and streamline complex housing transactions and services and seamlessly integrate our offline and online operations:
•
Offline.   There were over 45,000 active brokerage stores and over 406,000 active agents affiliated with these stores across more than 100 economically vibrant cities in China in our extensive and community-centric network as of December 31, 2021. Our unparalleled know-hows and capabilities, developed through our success with Lianjia, have been transparently extended to support hundreds of selected brokerage brands joining our platform to help them grow and succeed. Our offline network serves as an entry point for our customers to our platform as they are conveniently located within the communities and at the same time have become our competitive advantage in the industry.

•
Online.   Our platform is significantly complemented by our online operations that drive efficiency and engagement among participants through data insights and technology. It is designed to streamline and digitalize complex and inefficient workflows from home tours to contract signing. Our purpose-built technologies and operational expertise allow us to mobilize resources and expand efficiently, while maintaining our unwavering commitment to service quality.

As a result, our extensive presence, both online and offline, brings us closer to housing customers and communities, allowing service providers on our platform to effectively hone deeper local market expertise, generate leads and win trust from customers. Our extensive store coverage allows our platform to amass housing information offline and gain local insights in customer needs and property information, providing solid basis for our insights and technology to empower stores and agents. The connections between housing customers and agents through our online platform allow housing customers to quickly find the tangible touchpoints offline for speedy and efficient service delivery. The seamless integration of digitalized online operations and community-centric offline network distinguishes our infrastructure from our peers in the industry. As a result, our housing related market share in China, in terms of GTV, increased from 6.4% in 2019 to 9.7% in 2021, according to the CIC Report. We believe we are uniquely positioned to further expand our market footprint and create more monetization opportunities as we continue to unleash the power of our integrated online and offline operational capabilities and lead the evolution of China’s housing transactions and services industry.
Pioneer in developing infrastructure and promoting digitalization and standardization across information, transaction process and service quality
Our infrastructure reshapes the landscape of China’s housing transactions and services industry and we made it available to all industry participants along with our launch of Beike platform. This critical step in our business evolution was driven by our goal to maximize the efficiency and transparency of housing transactions and services industry for the benefit of all industry participants. In building this infrastructure, we endeavor to digitalize and standardize three key components, namely, information, transaction process and service quality, on our platform.
Information
We have digitalized and standardized both property information and qualifications of service providers to help housing customers make intelligent decisions. “Authentic property listings,” an industry standard that we introduced and advocated in China first, manifests our commitment to eradicating low transaction

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efficiency and untrustworthy customer services in our industry resulting from information asymmetry related to false, duplicate or outdated property information. The “Housing Dictionary” that we built has made authentic property listings possible. This real-time database contained comprehensive information on approximately 257 million properties as of December 31, 2021, and is the most comprehensive residential housing database in China, according to the CIC Report. As a result of years of substantial investment and efforts, we provide multi-dimensional information with highest granularity in China to aid agents’ operation and customers’ decision making, according to the CIC Report. By building and maintaining the Housing Dictionary, we are able to quickly verify the authenticity of existing home listings posted and displayed on our platform. As of December 31, 2021, we had approximately 4.3 million authentic property listings for existing home sales, the largest in the industry in China, according to the CIC Report. In addition, rather than one-time single verification, we adopt an automatic recurring verification system to dynamically track, monitor and analyze over 40 key attributes of our propriety listings, so as to fully reduce the possibilities of false listings and ensure the authenticity of the properties throughout the entire housing transactions and services lifecycle.
We have invented a multi-factor agent evaluation framework called “Beike score,” which quantifies agent’s performance and service quality and is visible to platform participants to promote transparency. In 2021, Beike score reached 2.7 billion views, demonstrating its broad acceptance across the industry. We are also quickly advancing our technological capabilities in artificial intelligence, virtual reality, and Internet-of-Things, and further promoting the transparency and accessibility of information to all platform participants.
Transaction Process
We have digitalized and standardized the transaction process through ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance efficiency and service quality through collaborative efforts and commission allocation. In particular, ACN partitions a housing transaction into various steps and allows multiple agents to cooperate in one transaction and split commissions based on their respective roles and contributions under a pre-defined set of allocation mechanisms, resulting in more frequent cross-store and cross-brand collaborations. We believe that ACN, from its inception, is similar to the Multiple Listing Service, or MLS, in the United States. Through over 20 years of refinement and evolvement under Lianjia and Beike, ACN has grown beyond MLS and enabled us to foster a culture of transparency, collaboration and shared success amid the unique market dynamics in China. We grow with our agents’ growth powered by ACN. Rather than relying on a limited group of top agents, we have cultivated a scaled, strong and cohesive active agents group of over 406,000 by December 31, 2021, with shared sets of professional beliefs and standards that consistently deliver best-in-class service quality. Leveraging our in-depth understanding of our industry and insights in market trends, we have also been constantly building new initiatives and protocols into our ACN to further optimize the transaction process. For example, we initiated the agent specialization strategy in 2021, encouraging agents to focus on one of existing home sales, new home sales, or home rentals, rather than fulfilling a mixed function. This strategy helps agents sharpen their skills, cultivate stronger and more specialized professional capabilities, and will ultimately improve store efficiency and consumer experience. As of December 31, 2021, the agent specialization strategy has covered over 29,000 of active stores.
In addition, we are also a pioneer in the industry to enhance transaction experience through migrating transaction steps and services online and promoting technological innovations such as personalized search, VR property showing, and real-time smart chat, a characteristic that has now become iconic to Beike and followed by our peers.
Service Quality
Low operating efficiency and rapid turnover of personnel in the housing transactions and services industry make it challenging to retain agents with experience or local market expertise and cultivate professionalism. We tackle these industry pain points through motivating and empowering our agents to be more productive so that they are better rewarded in terms of career development. This results in higher level of professionalism, self-esteem at work and service quality.

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Leveraging our profound understanding of China’s housing related market accumulated throughout our 20-year operation of Lianjia, we offer our SaaS systems and various other toolkits for store managers and agents to seamlessly follow our ACN and support their entire workflows. In addition, carefully designed platform governance mechanisms, along with bespoke training programs, are in place to incentivize store managers and agents to constantly enhance service quality, productivity and collaboration. The full supportive nature of our platform empowers store managers to build and manage larger teams of agents and increase operational efficiency at store level. As a result, our stores and agents consistently deliver outstanding performance in terms of productivity and service quality, and our platform has a higher agent retention rate within the industry, according to the CIC Report.
To mitigate transaction risks and create a more secure transaction experience for housing customers, we roll out multiple commitments for transactions and services facilitated on our platform. Agents are encouraged to participate in these commitments, which are viewable from customer front end to promote the high standard of service quality. For example, we pioneered the industry in providing unconditional refund options for our new home buyers for a specified period within the initial purchase. Our endeavors have resulted in higher customer satisfaction rate among housing platforms in China, according to the CIC Survey.
We believe our infrastructure is instrumental to the shared success of our business and our industry. As we achieve higher digitalization and standardization across information, transaction process and service quality, we are able to mobilize resources, align interests among agents better, give agents more appropriate roles and responsibilities, and match listings more precisely for housing customers. As a result, we and the industry participants on our platform enjoy higher lead conversion, transaction efficiency and enhanced customer satisfaction.
Brand of choice for industry participants
Service quality is the foundation of our success and, guided by this principle, we aim to bring a high level of satisfaction to our housing customers, and growth and success to industry participants on our platform. Over the past 20 years, our management built Lianjia from scratch to a household name synonymous with trust, integrity and experience. Lianjia has been recognized as “China’s Famous Brand.” Our profound understanding of China’s housing market and goodwill accumulated throughout our operation of Lianjia has led to the fast development of our Beike platform through a broad spectrum of service offerings from ourselves and the service providers on our platform.
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Goodwill among housing customers.   Housing transactions feature high average transaction value, and therefore invoke great emphasis on service quality and transparency. These attributes correlate with the strong preference of housing customers to work with brands with proven track record. As we gain trust from housing customers through existing and new home sales and home rentals, they often refer us to their families, friends and social contacts, or return to our platform when they have other housing related needs, be it home renovation and furnishing, or other services. To uphold our brand image and further enhance our service quality, we are constantly investing in people and upgrading our operating paradigm to deliver a consistent and satisfactory experience under Beike. Our endeavors have resulted in high customer satisfaction rate.

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Validation from platform participants.   Our commitment to true openness and our vision to elevate the entire housing related industry have also made Beike the partner of choice. Since the inception of Beike, we have successfully attracted approximately 300 recognizable real estate brokerage brands as of December 31, 2021 and we have continuously helped them grow. Leveraging our extensive footprints and access to a large pool of housing customers, we have also become a powerful sales channel for real estate developers and effectively improved their cash cycles. While we continue to gain trust and mind share in the new home sales market, our receivable turnover remained healthy at 97 days in 2021, as a result of our robust and comprehensive risk assessment measures.

Proprietary technology with powerful and purpose-built applications
We have invested significantly in insights and technology and made them our core competencies. The substantial volume of property listings and housing transactions, multi-layer agent-customer engagement

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through offline and online interfaces, and the broad participation of various parties on our platform, necessitate a reliable and scalable technology architecture.
Our unparalleled insight into the entire housing transactions and services value chain, which could be further utilized to feed our proprietary algorithms to optimize products and solutions, guide the efficient operation of our offline network and enhance the local market insights of agents on our platform. We have also been enhancing customer experience and platform efficiency through using new technology, such as virtual reality, artificial intelligence, and Internet-of-Things, to create and develop real-life use cases and applications and benefit all platform participants. For example:
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Our RealSee VR property showing function allows customers to visit properties remotely using advanced VR technology, achieving an immersive real-time experience with on-demand real-time agent interaction, therefore significantly enhancing decision-making efficiency and minimizing the costs of physical home tours. In 2021, we had accumulated approximately 1.6 billion views of VR property showing and our housing customers have aggregately spent over 66 million hours on VR property showing, representing significant increases compared to 2019 and 2020 with 420 million and 1.3 billion views of VR property showings and 23 million and 59 million hours spent on VR property showings, respectively. In addition, we further extend our VR capabilities to offer AI-powered Futurehome renovation system, enabling three-dimensional visualization and instant rendering of home renovation and furnishing effects tailored for customers’ unique preferences. This innovative system provides refreshingly immersive and convenient online experiences all at housing customers’ fingertips.

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Leveraging our proprietary technology, we have digitalized and standardized key work streams of our agents. Through our comprehensive SaaS systems, agents can post authentic property listings, interact with housing customers in real time, manage existing housing customers, cooperate with other agents through referrals and recommendations, browse for leads assigned or in the sharing pool, and access to visualized transaction process management.

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By introducing “Beike’s Pick,” we use artificial intelligence to recommend quality listings tailored to personal preferences, leading to more completed transactions that can further enhance our recommendation accuracy and fasten the transaction cycle.

Robust platform with significant network effects to serve the ecosystem
Our platform brings us close to a variety of participants in our ecosystem and industry, including housing customers, brokerage brands and their affiliated store managers and agents, real estate developers, and strategic partners, as well as industry participants across other housing related services, such as home renovation and furnishing, among others.
The rapid adoption of our platform has proven the compatibility of our infrastructure in empowering other brands and service providers. As we extend our reach to serve the entire industry, our platform has also attracted additional industry participants to leverage Beike’s infrastructure to improve their own businesses, service quality and efficiency. As more service providers and industry participants are drawn to our platform, ACN enables them to collaborate for better service quality and higher efficiency, which in turn improve customer experience, enhance our brand and attract more customers in a self-reinforcing virtuous cycle. As we aim to foster the shared success and growth of our industry players, they collectively, in turn, amplify the network effects of our own growing platform.
Our successes with new home sales and other housing related services serve as compelling proofs that our platform can be easily extended as new businesses emerge, thereby delivering synergistic results. Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate projects. We have established business relationships with leading real estate developers in China. Our revenue from new home sales grew rapidly from RMB37.9 billion in 2020 to RMB46.5 billion in 2021, demonstrating our unique and exceptional value proposition to real estate developers. We have also successfully adopted our well-tested experiences in housing transactions to reinvent other housing related services verticals such as home renovation. Our proprietary Beiwoo brand and Home SaaS for renovation and furnishing, which fully modularize, standardize and digitalize the key steps of the home renovation process, have delivered

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over 3,500 property units to customers in 2021. Our revenue from emerging and other services, primarily including home renovation and furnishing and other services, reached RMB2.3 billion in 2021, representing a 17.9% increase from 2020, manifesting that our platform can consistently expand service offerings and capture emerging opportunities.
As we further digitalize and standardize information, transaction process and service quality, we believe we can reconstruct the value chain and transform the way platform participants interact, transact and cooperate with each other across our increasingly diversified ecosystem. Expansion of monetization avenues in this nature further testifies our ability to scale our platform and infrastructure to reach more growth areas across multitudes of verticals in the housing related industry efficiently and effectively.
Visionary management team with proven track record of innovations and execution
Self-driven transformation is our core DNA.
Mr. Hui Zuo, our founder and permanent chairman emeritus, was a pioneer, visionary and respected leader in China’s housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. Zuo, together with Beike’s co-founders Mr. Yongdong Peng and Mr. Yigang Shan, had led our senior management to execute his strong vision to build and launch our Beike platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. Zuo’s values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.
Our senior management team has been with us for an average of more than ten years, navigating through various industry cycles and challenges. Mr. Peng, our chairman and chief executive officer, joined us since 2010 and has since then become the mastermind that spearheads our standardization and digitalization efforts. Mr. Shan, our executive director, joined us since 2007 and made significant contribution to our strategic and financial strengths, as well as the formulation of our core management, including Mr. Tao Xu, our executive director and chief financial officer, and Mr. Wangang Xu, our executive director and chief operating officer. Most of our senior management team have gone through rotations among different internal functions and therefore developed a holistic and deep understanding of our business landscape. They uphold our shared value and belief about the future of housing related industry, collaborating cohesively to deliver significant contributions from strategic, technological and operational perspectives. In addition, substantially all of our regional captains are home grown with hands-on involvement through our evolutionary path, and therefore possess local expertise and knowledge that serve as the building blocks of our nationwide success.
OUR STRATEGIES
We will focus on the following key growth strategies to realize our vision:
Continue to develop our infrastructure to enhance efficiency and customer experience
We intend to implement this strategy in the following directions:
Further expand our platform coverage
We will continue to connect more brokerage brands and their affiliated stores and agents on our platform, strategically expanding our network in new markets. We aim to continue to leverage the extensive reach of our platform to drive up the volumes of cross-brand and cross-store home tours and transactions. We believe that a deeper penetration of our platform, more active participation from agents and brokerage brands, and the increasing number of property listings will add to the network effect that makes our platform more efficient and versatile in serving broader needs.

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Consistent with our past practice, we will continue to roll out refined operational know-hows, standards, and management programs from Lianjia across our platform and share with other brands and stores on our platform for the benefit of all agents and participants.
Deepen our penetration and enhance efficiency
We intend to further penetrate in our existing markets, especially in the upcoming major cities where we already have a strong foothold. Regional or local incumbent players joining the platform are excited to benefit from the industry know-hows, platform protocols and practices and technology available on Beike platform that can further increase the efficiency of platform participants. With the assistance of our infrastructure and insights, we aim to help brokerage stores and agents joining our platform to further build local market expertise and relationship with the designated community they are responsible for.
Further enhance our service quality and invest in talents
While we enlarge our scale and broaden our service offerings, we will also relentlessly solidify our Beike brand by continuing to enhance service quality. With customers’ needs on transaction security and efficiency and service reliability in mind, we will continue to improve our platform infrastructure to enhance customer experience. We intend to continue to assess and enhance our ACN to make sure that the transactions on our platform are done in the most efficient way. We also target to continue to promote authentic property listings and stick to our service standards and commitments to our customers.
We will keep recruiting and retaining top talents and provide continuous training programs to ensure consistently high-quality service. We will continue to invest in our career development and training system for the service providers on our platform and further implement related initiatives, such as operating the brokerage academies and providing online training courses.
Continue to invest in our technology
We will continue to invest in technology that empowers our one-stop services to platform participants, and to make housing transactions and services fundamentally more efficient. We will further upgrade the proprietary technology that we developed, including adding more useful features to, improving the functionalities of, existing applications for customers and agents, enhancing our algorithms for applications such as smart chat, VR property showing and AI Assistant, and developing more applications for new use cases. Through improved analytic capabilities, including AI algorithms, we will be able to offer more effective SaaS systems to facilitate our platform participants’ operations, and enhance our own operations through improved matching accuracies, more robust listing authenticity verification and recommendation, better user interface, and targeted marketing.
Enrich our service offerings and expand into adjacent opportunities
We endeavor to provide one-stop solutions that address customers’ demand along the home ownership lifecycle. To this end, we are consistently enriching the product and service offerings available on our platform leveraging our infrastructure, standards and technology.
For example, by cooperating with more real estate developers, we will continue to include more new home projects on our platform. We are also constantly replenishing our authentic property listings inventory for existing homes. We are broadening our product categories into other housing related services verticals and have reached meaningful achievements in home renovation and furnishing sector, further extending our presence along the value chain. Aside from housing customers, we care about the needs of our service providers and have been providing operational management tools to meet their daily needs. We will further optimize our product offerings to appeal to more service providers.
Leveraging our established presence in housing transactions and services, we intend to further expand the strengths of our platform into the vast emerging opportunities, such as home renovation and furnishing, among others. We are committed to further increasing our investment and enhancing our operations in other

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home related services offerings, so as to enhance customer engagement, explore more diversified revenue potential, and deliver synergistic value across an increasingly thriving ecosystem.
Selectively pursue strategic investments and acquisitions
We made strategic acquisitions of real estate brokerage brands in Shanghai, Chengdu, Shenzhen, Nanchang, and other cities as part of our long-term strategy to selectively pursue acquisition and consolidation opportunities. We intend to continue to explore acquisitions that would allow us to extend our market leadership position. We also intend to focus on alliances, investments and acquisitions that can attract new participants to our platform and broaden our service offerings, for example, our acquisition of Shengdu, a full-service home renovation service provider in China. In addition, we plan to continue to invest in companies that are complementary to our platform business that can improve overall transaction efficiency.
OUR PATH OF EVOLUTION
Driven by our mission and vision, we have gone through the following evolutionary paths in our business:
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2001 to 2009:   Lianjia grew into the largest real estate brokerage brand in Beijing according to the CIC Report, which enabled us to accumulate unparalleled know-hows and valuable human capital.

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2010 to 2014:   With the launch of Lianjia Online and Lianjia.com, we became a leading real estate brokerage brand with integrated online and offline operations.

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2015 to 2018:   We expanded nationwide to 29 cities in China.

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2018 to present:   We launched and expanded our Beike platform to cover the broad housing ecosystem and provide information, services and solutions to our housing and related services industry participants.

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2020 to present:   By launching Beiwoo and acquiring Shengdu, we accelerated our business expansion in the home renovation and furnishing industry and facilitated the standardization of industry practices and protocols.

OUR PLATFORM
We launched our Beike platform in 2018. Today, Beike is the leading integrated online and offline platform for housing transactions and services. In 2021, we facilitated over 4.5 million housing transactions on our platform with an aggregate GTV of RMB3,853.5 billion, making us the largest housing transactions and services platform in China, and a top three commerce platform across all industries globally, both in terms of GTV, according to the CIC Report.
We are a pioneer in building the infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and home services. We believe the success of Lianjia, China’s leading real estate brokerage brand which we own and operate on our platform, paves the way for us to build our infrastructure and standard, and support the rapid growth of Beike. We implemented through Lianjia’s large network of stores a series of industry “firsts” over the years, including fostering agent collaborations for shared success through our ACN, building a “Housing Dictionary,” promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in Lianjia’s market leadership as well as industry-leading service quality and efficiency, making it a trusted household name. More importantly, Lianjia has laid the foundation for our infrastructure with ACN, operational know-hows, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We further horizontally extended the core competencies of Lianjia to the Beike platform in 2018 so that we can help hundreds of real estate brokerage brands, including Lianjia, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

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Below is a diagram illustrating the composition and structure of our platform:
Our Beike platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, to enjoy smooth housing transactions with high-quality real estate brokerage brands, stores and agents. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, technology applications, training and recruiting programs and transaction service centers.
Our service offerings to ecosystem participants mainly include:
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To housing customers:   As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of housing customers. These services primarily belong to three categories: (1) brokerage services relating to existing and new home sales and home rentals; (2) signing-to-closing support that include contract service, secure payment, escrow, among other things; and (3) home renovation and furnishing services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle professionally and efficiently.

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To brokerage brands, stores and agents:   Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

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To real estate developers:   Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby

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reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include brokerage services, sales planning, reception services, online marketing as well as innovative tools.
We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of other housing related services, such as home renovation and furnishing services.
(i)
Existing home transaction services.   In the years ended December 31, 2019, 2020 and 2021, our revenues from existing home transaction services are RMB24.6 billion, RMB30.6 billion and RMB31.9 billion, respectively, accounting for 53.4%, 43.4% and 39.6% of the total revenues in these periods. For existing home transaction services, we generate revenues from:

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our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split the commissions with other brokerage firms on Beike platform that collaborate with Lianjia agents to complete the transactions. We recognize the commissions from transactions through Lianjia brand, on a gross basis, as commission revenue. In the years ended December 31, 2019, 2020 and 2021, the GTV of existing home transactions through Lianjia brand are RMB855.3 billion, RMB1,011.9 billion and RMB1,034.8 billion, respectively, and the revenues from existing home transaction services through Lianjia brand in the same periods are RMB23.0 billion, RMB27.6 billion and RMB28.4 billion, respectively.

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brokerage firms which own and operate brokerage stores on Beike platform where we receive platform service fees, and those under our own brands such as Deyou to which we charge an additional franchise fee. We recognize platform service and franchise fees on a net basis. In the years ended December 31, 2019, 2020 and 2021, the GTV of existing home transactions through non-Lianjia brands are RMB442.1 billion, RMB928.1 billion and RMB1,023.4 billion, respectively, and the revenues from platform service and franchise fees in existing home transaction services through non-Lianjia brands in the same periods are RMB0.6 billion, RMB1.3 billion and RMB1.6 billion, respectively.

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providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. We recognize the service fees for these other value-added services primarily on a net basis.

The commission rates of our existing home transaction services, including those recognized on a gross basis and those recognized on a net basis, are consistent with the industry practice, according to CIC, which did not experience material change during the Track Record Period.
(ii)
New home transaction services.   In the years ended December 31, 2019, 2020 and 2021, the GTV of new home transactions through Beike platform are RMB747.6 billion, RMB1,383.0 billion and RMB1,608.6 billion, respectively. In the years ended December 31, 2019, 2020 and 2021, our revenues from new home transaction services are RMB20.3 billion, RMB37.9 billion and RMB46.5 billion, respectively, accounting for 44.1%, 53.8% and 57.5% of the total revenues in these periods. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers on a gross basis. We sign new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. New home transactions are

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facilitated by Lianjia and connected stores on Beike platform, and dedicated sales teams and other sales channels that we specifically procured for new home transactions.
The commission rates of our new home transaction services are consistent with the industry practice, according to CIC, which did not experience material change during the Track Record Period.
(iii)
Emerging and other services.   In the years ended December 31, 2019, 2020 and 2021, the GTV of emerging and other services through Beike platform are RMB82.7 billion, RMB176.1 billion and RMB186.6 billion, respectively. In the years ended December 31, 2019, 2020 and 2021, our revenues from emerging and other services are RMB1.2 billion, RMB2.0 billion and RMB2.3 billion, respectively, accounting for 2.5%, 2.8% and 2.9% of the total revenues in these periods. We generate revenues from a variety of other home-related services, such as home renovation and furnishing services, among others.

As we become a more trusted platform and the relationship between our agents and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to provide one-stop solutions that address customers’ demands along the home ownership lifecycle, and we plan to further expand our service offerings and amplify the network effect of our ecosystem.
The table below presents our key operating data in the periods and as of the dates indicated.
For the Year Ended December 31,
Key Operating Metrics	2019	2020	2021
Total GTV	RMB2,127.7 billion	RMB3,499.1 billion	RMB3,853.5 billion
GTV of existing home transactions	RMB1,297.4 billion	RMB1,940.0 billion	RMB2,058.2 billion
GTV of new home transactions	RMB747.6 billion	RMB1,383.0 billion	RMB1,608.6 billion
GTV of emerging and other services	RMB82.7 billion	RMB176.1 billion	RMB186.6 billion
Number of housing transactions	2.2 million	3.7 million	4.6 million
OUR VALUE PROPOSITIONS TO PLATFORM AND ECOSYSTEM PARTICIPANTS
Through our platform, we bring values to housing customers, agents, real estate brokerage brands and store managers, real estate developers and many other parties that are united by our platform.
Value Proposition to Housing Customers
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Integrated online and offline access to largest authentic property listing inventory.   We offer housing customers the largest authentic property listing inventory in China with detailed and real-time information on property and neighborhood.

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Trusted professional services setting industry standards.   Our housing customers are served by a growing pool of over 406,000 active agents as of December 31, 2021 who are trained to possess high professional qualifications and empowered by our infrastructure and its various modules. We also use artificial intelligence to recommend suitable agents based on customers’ needs.

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Transparent and informed decision-making process.   Our rich housing transaction know-hows and standardized transaction service help housing customers make informed decisions and navigate around common pitfalls in housing transactions.

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Convenient and secure transaction experience.   We offer convenient online services to our customers leveraging multiple online access points and also allow them to enter our platform through extensive offline network. We also digitalized many transaction steps to achieve convenient, secure and cost-effective transaction experience.

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Seamless signing to closing services.   We offer clearance and custodian solutions including secured payment, escrow, among other things.

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Value Proposition to Agents
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Effective customer matching and information sharing.   We help agents enhance their performance with lead referrals and customer matching services, and provide them with access to the largest authentic property listing inventory in China. Thanks to cross-brand and cross-store collaborations, an agent has access to and can sell listings posted or managed by other agents on our platform, making customer matching more efficient, resulting in more transactions and shorter transaction cycles on the platform.

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Technology solutions to enhance operational efficiency.   Our technology-driven platform allows agents to conduct and track transaction steps online and target customer needs with precision, and provides advanced solutions and products such as customer and lead recommendation, smart chat and VR property showing to increase transaction efficiency for the agents.

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Collaboration among agents.   We actively promote and encourage cross-brand and cross-store collaborations among agents throughout the transaction stages. Each transaction generally involves multiple agents, each performing a clearly defined role with pre-allocated commissions, creating more opportunities for the agents to facilitate transactions and resulting in more stable income streams.

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Abundant training and development opportunities.   We share our accumulated operational know-hows and industry insights with agents on our platform to build their professional skills and capabilities through online training courses and offline training camps.

Value Proposition to Real Estate Brokerage Brands and Store Owners
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Abundant resources and solutions for business growth.   We offer insights based on advanced AI algorithms that allow brokerage brand owners and store managers to better understand their business operations. We also provide access to our largest authentic property listing inventory in China and customer leads and significantly broaden their business opportunities. Brokerage brands and store managers can also benefit from operational and managerial know-hows we have accumulated from the operation of Lianjia, thereby building a larger and more productive team of agents. We also provide account management solutions for brokerage brands and store managers to track their billing and earnings using our self-developed SaaS systems.

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Other value-added services to enable better customer services.   We offer training programs for agents to enhance their service quality so that other brokerage brands can benefit from customer service skills we have accumulated from the operation of Lianjia. To further alleviate the operational burden for brokerage brands and store managers, we have also established one-stop transaction service centers that allow agents to complete cumbersome post-signing procedures for housing customers to deliver smooth transaction experience.

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Revenue source diversification and cash cycle management.   Small brokerage brands and stores normally do not have access to new home projects. Even when they do, they generally have relatively low bargaining power with real estate developers, resulting in prolonged cash cycles and poor liquidity. Our Beike platform effectively collaborates with real estate developers and provides brokerage brands and store managers with access to high-quality new home projects, which can boost the revenues of brokerage brands and stores and shorten their cash cycle.

Value Proposition to Real Estate Developers
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Effective marketing channels to shorten sales cycle.   We offer real estate developers access to our extensive channels across Lianjia and connected stores, as well as dedicated sales teams and other sales channels that we specifically procured for new home transactions. We also provide advanced technologies such as VR property showing which brings home tours at customers’ fingertips to efficiently promote new home projects.

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Precise matching of housing customers.   Empowered by artificial intelligence, we deploy agents with relevant expertise that suits the attributes of property listings and the needs of housing customers to achieve optimized sales results. This technology also brings more leads to the developers.

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Value Proposition to Other Participants
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Quality referrals.   Leveraging our access to our broad customer base, we provide referrals of quality customers to other industry participants such as rental companies.

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Effective customer acquisition.   Leveraging our close relationship with our housing customers, we are able to effectively bring customers to other housing related businesses, such as home renovation and furnishing services.

AGENT COOPERATION NETWORK (ACN)
The graph below illustrates the transaction flow in ACN:
For example, a home seller can be served by a group of agents, each performing different roles including posting, relationship and information management, documentation, field work, and key keeping. The agent filling a role for the home seller may share a portion of the commissions with the percentages specified under ACN rules. To post a new listing, the agent needs to fill in information such as whether it is for sale or for rent, the detailed address, floor plan, floor area, and target price, as well as information relating to the homeowner. The agent who posts the listing into the SaaS systems becomes the posting agent of this property. The information required to post a new listing is relatively preliminary and a managing agent is required to further enrich the property listing by supplementing and updating information related to the property and its owner. Among other things, this includes the preferred timeslots for property showing, price range and tax limitation, mortgage and title, description from the homeowner, facilities and other features of the property. The posting agent may refer the property listing to other agents for relationship and information management. In addition, a document agent needs to procure the deed and other certificates of the property and documentations of the homeowner and upload them into the system. Photographers may be booked through our SaaS systems to visit the property and collect picture, video and virtual reality, and the agent who uploads the visual information into the system becomes the field agent. Based on the location and nature of the property, an agent, who works in a real estate brokerage store with relationship and information management rights to such property, will be appointed to keep and manage the key to the property.
Our ACN encourages connection and collective work in conducting housing transactions by agents from both buy side and sell side on our platform. A home buyer’s initiating agent can choose to cooperate with other buy-side agents who have more relevant transaction expertise or resources, and share commissions with the agent who closes the transaction. Under ACN, commission is allocated automatically based on agents’ various roles in a housing transaction, and is not based on negotiations among agents.
Through role partition and commission allocation, we make sure that agents are fairly compensated for work they have done to facilitate a successful transaction, and thereby foster a healthy yet competitive working environment. More importantly, agents who are less experienced are incentivized to learn and accumulate expertise by taking relatively easy roles in more transactions and be compensated.
To protect property information and promote healthy competition among sell-side agents, we partition the geographic areas based on urban development and store distribution so that agents can become experts of

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the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.
Platform Governance Mechanisms
We implement detailed rules to incentivize agents to follow our ACN and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented the following platform governance mechanisms to encourage compliance with our ACN:
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Beike score.   We have established Beike score indicating the agent’s performance and service quality to encourage more proactive cooperation and behaviors on our platform. A comprehensive multi-factor evaluation system is implemented to derive the Beike score, with attributes of agents such as professional qualifications, customer complaints, customer conversion rates and records of collaborative teamwork with other agents among these factors. Agents with higher Beike score can enjoy certain privileges, such as higher exposure to property listings, customized agent profile featured on customer front end, access to offline training camps and coupons for our online courses. Housing customers can view agents’ Beike score on customer front end, and Beike score had approximately 2.7 billion views in 2021.

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Beike coins.   An agent on our platform has Beike coins which can be earned in many ways including through various promotional events to encourage compliance with ACN. With Beike coins, agents may purchase utilities relating to their brokerage job and agent display spots of their responsible property listings on our customer front end to increase their exposure, bring more leads from Beike customer front end, and enhance transaction probabilities.

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Credit points.   We have established a credit point system to encourage honest cooperation and fair competition on our platform. Agents begin to maintain their own credit points once they join our platform and there will be credit point deduction for ACN rule violations and other inappropriate actions. Depending on the accumulated credit point deduction, the agent may be alerted, or restricted or barred from accessing our platform for a specific time period.

Store Qualification and Ranking System
The conduct of real estate brokerage stores may affect the reputation of Beike platform and our business in general. As such, we have established standards and procedures for brokerage stores joining our platform. For example, in addition to compliance with basic regulatory requirements to which they are subject, stores

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are also required to maintain a minimum number of agents and we adjust this threshold based on the location of the stores. We believe that stores maintaining sufficient qualified agents tend to be more productive and efficient statistically in providing customer service.
We rolled out a ranking system to reward high-performing brokerage stores on our platform. Under this ranking system, stores are categorized into Level A, B, C, and D based on monthly updated factors such as the average Beike score of its agents, average commission revenues, and other performance indicators, as well as store collaboration reviews. Through the ranking system, we believe that stores are more incentivized to engage in our platform and follow our standardized transaction procedures, thereby increasing efficiency and promoting collaborations across stores and brands.
Authentic Property Listings
We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image.
An authentic property listing on our platform should meet the following requirements:
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Truly existing.   The property should truly exist in our Housing Dictionary and meet various verification requirements on our platform.

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Truly available for sale or for rent.   The owner’s intention is either proved by a valid agency agreement which clearly specifies the scope of agency services, or verified through online and offline communication with the owner.

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Verified address and property related information.   The property address of the listing should be the true physical and title address. The agents should make sure that floor area, transfer right, ownership and floor plan are accurate for property. The pictures and VR should be real and taken on-site.

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Authentic price.   The owner should have confirmed and agreed with the most updated price on the platform, and the owner can adjust the price.

We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. When an agent is posting a new property listing in our SaaS systems, information of the listing is checked against Housing Dictionary to ensure authenticity of the listing. Floor plan and other visual and environmental information can be automatically populated in the listing based on Housing Dictionary to enhance the quality of the listing. We strive to maintain the authenticity and accuracy of our property listings through strict enforcement of authentic property listing rules, under which agents who are found to have posted fraudulent information could be fined or penalized through our credit point system.
As of December 31, 2021, we had approximately 4.3 million property listings for existing home sales. Over 95% of property listings on the Beike platform for existing home sales are “authentic listings” as of December 31, 2021, which is much higher than the industry average of less than 20% according to the CIC Report. We will continue to devote sufficient resources to fortify this key strength of ours. See “Risk Factors — Risks Related to Our Business and Industry — If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.”
MODULES IN OUR INFRASTRUCTURE
Smart Property Listing
We have established the mechanism of listing properties on our platform and agents are also encouraged to update the listing in a timely manner. Our system automatically compares the property listing information with our Housing Dictionary to spot inconsistency, and alerts the posting agent if the price is unreasonable

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according to local property pricing policies and guidance, if any. With the enormous and organized Housing Dictionary, information such as neighborhood maps and pictures, floor plans and adjacent facilities may be automatically populated to provide complete and consistent introduction of properties in the same neighborhood.
We implement a verification procedure in our SaaS systems to ensure the reliability and authenticity of any new listing information. In addition to cross-verification with Housing Dictionary, our SaaS systems also arrange automatic call-backs and short messages to confirm with owners regarding the listings. A property listing will be visible in our SaaS systems and on Beike customer front end after it is verified, normally within 24 hours of posting. Once the property listing is visible, agents on our platform may start to introduce the listing to their customers and initiate dialogues for potential transactions.
Efficient Lead Recommendation and Referrals
We aim to provide high-quality customer services and our SaaS systems track agents’ interaction with customers to ensure timely communication. In general, a housing customer initially engaged by a particular agent is visible to that agent and his or her store manager. However, if the agent fails to follow up, the customer will become visible in the “sharing pool” where other agents in the same store can proactively take ownership.
Agents can always actively seek for new leads of housing customers in our SaaS systems, including browsing the sharing pool and engaging with platform assigned customers. When a customer provides contact information on Beike front end, including ke.com website, Beike app and Beike Weixin mini program, and/or through an instant message system, customer service hotline or other online interfaces, our platform will automatically assign the customer to an agent. The assignment is based on the neighborhood ranking that takes into account agent’s transaction history, lead conversion and home tours in the neighborhood. The selected agent will be informed through the instant message system, and the agent is required to respond to the customer within 24 hours. The incoming customer is initially visible to the assigned agent as a private customer lead and will subsequently fall into the sharing pool if the customer is not timely contacted.
Cooperative and Intelligent Customer Relationship Management
Agents can manage housing customer information through our SaaS systems and initiate cooperation with other agents to maximize the possibility of a successful transaction. An agent may record a housing customer by filling in information such as name, phone number, source of customer, customer’s demand and degree of interest. Through our SaaS systems, agents may conveniently search for customers visible to them using filtering and ranking functions. In addition, our SaaS systems will also tag certain customers as “high potential” based on intelligent analysis on customers’ browsing and searching behavior on our platform so that agents can efficiently prioritize.
Agents may review follow-up interactions with a customer, including the customer’s feedback and home tours history. Preferences and queries of the customers will be recorded for reference during agents’ follow-ups. Through the mobile application of the SaaS systems, agents may also communicate with housing customers using an instant message system.
We deploy technology to effectively interact with the customers and maximize lead conversion. For example, our SaaS systems contribute to customer conversion through compiling recommended property listings ranked by AI algorithms for the agents to present to customers. We also use algorithms to detect fraudulent home tour record input by agents to ensure honest performance. We now support virtual reality property showing where the agent can directly communicate with the customer in virtual reality domain and introduce the listing using the mobile application of our SaaS systems.
Standardized Transaction Procedures
One aspect of our efforts to digitalize and standardize housing transaction process is reflected in the transaction facilitation functions of our SaaS systems. For example, we provide template contracts for home sales, home rentals, deposit and other related activities. Agents may easily prepare contracts in our system by

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choosing the type of contract and relevant property listing. Information related to the property will be automatically populated in the draft contracts. The draft contract then needs to be reviewed by the store manager and a legal professional on duty before the agent can arrange signing. After the customer signs the contract, the agent will upload the contract into the system for record.
We offer a visualized transaction management system that allows agents to track, manage and complete the transaction process from online contract signing, payment, escrow, mortgage, to title clearance, transfer and pledge. Once the transaction is completed and after the confirmation of the store manager, commissions may be distributed according to the agents’ roles in the transaction automatically.
Insightful Operation Statistics for Store Managers
We aim to increase efficiency of the housing transactions and services industry through promoting efficient operation management by store managers on our platform. Through our SaaS systems, store managers can easily access summary operating data including instant message response rate, customer service hotline taking and responding rate, conversion rate at various steps from posting to contract signing, and statistics on revenues and commissions. Our SaaS systems also allow store managers to review and manage transaction and administrative records. Store managers can examine property listing details and customer engagement records maintained by agents.
Beike Customer Front End
Our Beike customer front end, including ke.com website, Beike apps, Beike Weixin mini program, offers housing customers relevant housing transaction resources and guide them along their journey to make an informed housing transaction decision.
We are the first among our peers to launch the mobile app, according to the CIC Report. Lianjia mobile app, launched in 2011, witnessed the advent of the mobile internet era in housing transactions and services industry in China. In addition to Lianjia app, we launched Beike app in 2018 to further improve the functionality and features of mobile apps and to provide users a more satisfactory experience on Beike platform. For housing customers, Lianjia and Beike mobile apps serve as a one-stop destination where they can easily access abundant new and existing home listings and rental listings with VR experience and make an informed real estate transaction decision with the guidance along their journey.
Leveraging the development and broad application of our mobile apps, the number of mobile monthly active users, or MAU, has significantly increased. In the three months ended December 31, 2019, 2020 and 2021, Beike platform had an average mobile MAU of 25.6 million, 48.2 million and 37.4 million, respectively.
Rich and Personalized Property Listing Display
We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our ke.com website, Beike apps, and Beike Weixin mini program. Property listings can be filtered by neighborhood, price, number of rooms, floor area and other attributes. For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. Additionally, for new home projects, we provide an introduction to floor plans offered by the projects, updates relating to the sales, comments from agents and discussion among other housing customers. For rental listings, we also specify facilities and furniture provided by the landlord and details of rent, commission and deposit, and display a draft contract for reference. In addition, we include neighborhood information extracted from our Housing Dictionary, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration.
The screenshots below demonstrate the interfaces for property listings and agent recommendation as seen from Beike app:

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We believe that providing information specific to local conditions and customers’ personal preferences is a key element in our customer front end’s ability to attract housing customers. Our customers can see lists of recommended existing and new home listings, as well as rental listings, on the home page of customer front end generated by our AI algorithms based on customers’ past behavioral patterns. Moreover, under individual listings we also recommend to the customers other related listings based on similarity in terms of location, price and floor plan and behavioral pattern of other customers who have viewed the same listing.
Instant Interactions with Reliable Agents
We believe that detailed professional profiles of agents promote transparency in the housing transactions and services industry and promote trust on our platform. We display information of agents under property listings and customers may initiate inquiries through instant messaging or phone calls with one click. We have built individual profiles for agents so that customers can view the agents’ names and titles, employment history, transaction records, awards, and ratings and reviews from past customers. In addition, we display Beike score of the agents and percentile on our platform, which generally represents service quality of the agents.
Capitalizing on the large agent base on our platform, we are able to serve housing customers in a timely and efficient manner. Customer hotline and instant messaging system are available on various interfaces on Beike customer front end to allow instant on-demand connection. Housing customers can directly authorize agents on our platform to find desirable homes on the home page of Beike customer front end. Customers need to input basic information and demand. Our platform will then automatically assign an agent to contact

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the customer and address his or her needs. In addition, homeowners may also input basic information relating to their properties for sale or rent and our agents will generally initiate contact within 30 minutes during working hours to serve their needs.
Comprehensive Knowledge Base
We have designed an interactive knowledge base on existing home sales process including buyer qualification, signing, payment procedures, escrow, mortgage, tax, title clearance, fund release, potential risks and other transaction matters. We have also developed calculators covering several transaction scenarios such as mortgage, home changing, inheritance and advance payment that are available on our Beike customer front end.
In addition, to foster a welcoming and informational community on our platform, we have invited many real estate media content providers to regularly publish opinions and market news covering a substantial number of housing transaction aspects. Customers may browse recommended content on Beike customer front end or choose to follow certain publishers.
Professional Development and Support
As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation service providers on our platform through offline trainings and online courses. See also “— Home Renovation and Furnishing Service — Craftsman (Jinggong) Academy.”
Offline Training System
We have established a comprehensive offline training system designed to improve the operational efficiency of the agents on our platform. We offer various types of regular trainings to our agents, including: (i) a mandatory three-day entrance training for agents and store managers joining our platform; (ii) regular promotional training that introduces advanced professional and management skills for agents entering higher levels in our ranking system; and (iii) customized training camps in which seminars are conducted and case studies are discussed and explained. We have been putting great efforts into training programs for new entrants. For example, new Lianjia agents in Shanghai are required to participate in a 30-day full-time training camp.
Huaqiao Academy.   To further develop talents in senior positions and promote professionalism of real estate brokerage store owners, we opened Huaqiao Academy, an advanced career development academy providing professional brokerage certificates for store owners and senior management teams in real estate brokerage brands, in Kunshan, Jiangsu in 2019. The curriculum offered at Huaqiao Academy focuses on comprehensive skill sets related to real estate brokerage such as finance, negotiation and management. Graduates of Huaqiao Academy will receive our platform certification.
Beike Erudite Exam.   To assess competency, promote professionalism and ensure service quality, we host Beike Erudite Exam on Beike platform for agents on our platform to participate. We provide abundant resources for agents to gain knowledge and develop professional skills required to pass the exam. Agents excelling in the exam are awarded with Beike score.
Online Open Courses and Beike Agent Academy
In addition to offline training programs, we offer online training courses to agents on our platform through our Beike Agent Academy mobile app. As of December 31, 2021, Beike Agent Academy provided agents with access to 7,300 online audio/video courses ranging from customer acquisition and management, interpersonal skills, to technology and management skills. Besides the 24/7 access to online open courses, agents can watch live streaming provided by experienced agents and managers through which they can instantly interact with the instructors.

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REAL BROKERAGE BRANDS ON OUR PLATFORM
Deyon Brand
We own Deyou brand, which is offered for connected brokerage stores that seek for the branding effect and access to solutions offered by Beike platform. Participating brokerage stores can reduce their operating cost, increase business efficiency and productivity, enhance exposure to updated market news and industry trends, gain access to extensive authentic property listing inventory and gain high-quality customer leads on Beike platform. They are able to keep the culture of being a small team while enjoying the full-fledged infrastructure of a tremendous platform and cooperating within our extensive network.
Brokerage firms and store owners that are interested in joining Deyou must meet a number of selection criteria, including, among others, a good record of operation history, culture fit and knowledge of the local market. After a brokerage store submits its franchise application at its location, we will conduct a qualification review and a face-to-face interview with the store owner. If the store owner passes the review and interview, Deyou will generally enter into an agreement with the store owner, pursuant to which the store owner will be granted an initial term of three years. Before the store opens and operates, we will provide site selection assistance, integrative training and system adaptation and go through a store opening checklist to facilitate the store opening. According to the agreement, the brokerage store is authorized to carry out the real estate brokerage services under Deyou brand and provide referrals to our business partners in various scenarios. All the brokerage stores under Deyou brand are required to comply with our ACN and stick to other protocols and practices on Beike platform.
COOPERATION WITH REAL ESTATE DEVELOPERS
According to the CIC Report, as land supply becomes more constrained in the more developed areas in city clusters, average size of new home projects is expected to decrease, making it less economically viable for real estate developers to maintain a large full-time sales team. New home projects are increasingly located in the peripheral cities within a city cluster, creating difficulties for the developers to target perspective home buyers in the more developed centers who have the upgraded demand. The shifting supply and demand dynamics in the housing market also make it more important for real estate developers to efficiently locate and convert customers to shorten their sales cycle. Real estate developers are increasingly turning to brokerage service providers for more effective and comprehensive sales and marketing solutions given their knowledge of the local community and the access to a large pool of housing customers with genuine demand.
HOME RENOVATION AND FURNISHING SERVICES
Home SaaS for Renovation and Furnishing
We launched Home SaaS for renovation and furnishing, an all-in-one SaaS that empowers home renovation professionals to manage the entire lifecycle of their projects in one place. Our system enables them to capture sales leads, manage customer and supplier relationship, perform managing and supporting functions, design the remodeling plan, sign contracts, schedule payments, implement the construction plan and manage the supply chain.
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AI-driven and Intelligent Design Management.   Our Home SaaS for renovation and furnishing equips our designers with ample resources and easy-to-use tools to create personalized and visually appealing remodeling plan for our housing customers efficiently. Leveraging advanced Building Information Modeling (BIM) technology embedded in the system, designers can easily build the 3-dimensional floor plans with accurate measurements, generate stunning high-definition photos with 360-degree view, drag and drop finishing materials and furniture to decorate the space with thousands of real-world products and their self-designed models. Additionally, we have developed a simplified cost estimation tool to make the transaction more smooth and transparent. By using preloaded, project-specific templates, designers can quickly generate accurate estimates that contain specific costs for supplies, materials, and installation fees based on the local labor and supply markets. With this system,

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housing customers can explore many possibilities for their future homes with varying costs before making a decision, which leads to a better customer experience.
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Visualized and Standardized Construction Management.   The construction process of each home renovation project generally involves multiple service providers, each performing a different role in a collaborative manner. Our Home SaaS for renovation and furnishing implements a set of standard operating procedures to manage each key step of the renovation process, aiming to achieve efficiency, high-quality output and standardized performance. Our service providers are required to provide updates throughout the entire project via a built-in dashboard that is connected to Beiwoo customer front end. Housing customers can view a graphic project timeline showing key milestones and phases, a detailed calendar showing daily task assignment, live streaming from the site in a real time manner, and purchase order and payment status. With this standardized visualization system, our service providers are able to stay organized with housing customers and within their teams, and manage the various moving pieces of the project.

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Systematic Supply Chain Management.   We have developed a simplified and centralized supply chain management system that can track an order’s lifecycle and handle various tasks in the procurement process. By integrating various functions, such as an order management system and a supplier relationship management system, our Home SaaS for renovation and furnishing offers real-time visibility of the entire supply chain, from supplier selection, order placement, shipping, receiving, product inspection, inventory control, to invoicing and payment. The systematic supply chain system helps ensure efficient, transparent and seamless procurement activities, thus improving profitability and optimizing operations for renovation service providers.

OUR TECHNOLOGY AND RESEARCH AND DEVELOPMENT
RealSee Virtual Reality
We are the first to introduce VR experience to the housing transactions and services industry in China at scale, according to the CIC Report. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. As of December 31, 2021, we had over 200 dedicated research and development professionals working on our RealSee VR technology and products. We believe that the power of VR technology can help agents grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents’ personalized training and skill improvement in a timely manner.
We believe that our RealSee VR technology has already been transforming the way the housing transactions and services industry functions. Typically, customers physically visit multiple properties before deciding on the one they want, which is inconvenient, expensive and time consuming. RealSee VR technology allows home buyers to virtually visit properties without leaving their couches and move within the properties by clicking on special hotspots in the interface. We offer our housing customers three-dimensional walkthroughs of properties along with on-demand real time explanation from our agents using Beike customer front end. We have also rolled out VR sales offices for new home projects where customers can check out virtually staged prototype homes and connect with our guiding agents with one click.
Our products based on RealSee VR technology include:
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VR cameras and shooting solutions.   Our VR camera offers efficient, precise and detailed 3-dimensional scanning that provides the foundation of complete 3-dimensional reconstruction. Users can upload collected visual data through a tablet for automatic modeling and processing on an easily customizable dashboard. We believe that our VR cameras can be used in housing transactions and services industry as well as other industries.

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VR property showing.   Our VR presentation mode includes computer-generated speech that can explain the property to the housing customers when they walk around the property. Our VR home tour

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mode allows agents to interact with housing customer in real time in VR space. We have also rolled out VR sales office for new home projects that can greatly enhance customer experience and increase conversion rate on our platform. In 2021, we had approximately 1.6 billion views of VR property showings and our housing customers have aggregately spent over 66 million hours for such services.
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Home renovation rendering system.   Our Futurehome home renovation system allows instant rendering of home renovation effects on 3-dimensional and network connections to multiple interior designers and renovation professionals. We implement AI-empowered functions such as automatic generation and analysis of home renovation plans, allowing our customers to create, customize and populate the renovation plans in a convenient and highly visualized manner. In 2021, we facilitated 18.3 million renovation plans for our housing customers through Futurehome system.

CUSTOMER SERVICES
Providing satisfactory housing customer services is a high priority for Beike platform. Our commitment to housing customers is reflected in the high level of scrutiny over agents’ behavior as well as our platform’s service commitments. In addition, we were the first to provide refund options without conditions, or a cooling-off period, for new home buyers in China’s housing transactions and services industry, according to the CIC Report. We continue optimizing our customer services to guarantee the best possible housing transaction experience.
We have built a comprehensive customer service team of over 900 employees as of December 31, 2021, consisting of a platform service team at our headquarters and employees at our customer service centers scattered across China. The agents support group of our platform service team is responsible for providing Q&A and general support service to real estate brokerage brands, store managers, agents and other staff on Beike platform for issues related to products and functions of the platform as well as handling complaints and reports from them. The customers support group of our platform service team is responsible for handling questions and complaints on our Beike customer front end and conducting satisfaction survey. We are committed to ensure reliable, accurate, sufficient and timely customer service information so as to improve transaction security and customer experience. As soon as a customer complaint is received, the department of Beike customer service support will forward the request to the corresponding customer service city center, which is required to respond to the complaint within 24 hours and assign personnel to follow up until the issue is properly resolved. Another group in our platform service team focuses on customer business development, addressing housing customers’ requests for posting property listings on the platform.
RISK MANAGEMENT AND QUALITY CONTROL
We have implemented various policies and procedures to ensure rigorous risk management and quality control.
Data and Technology System Risk Management
We attach paramount importance to the protection of the personal privacy of our housing customers. To ensure the confidentiality and integrity of the data on our platform, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of behavioral information through housing transactions completed on our platform and we encrypt and store the data on our own and third-party cloud servers, which are protected by state-of-the-art anti-hacking measures and firewalls. We collect housing customer information with their consents. We connect housing customers with suitable agents and, other than masked contact information, we do not provide housing customers’ personal identifiable information to any agent at initial stage. We also implement strict anti-spam measures in our ACN to make sure that our housing customers are not harassed.
We deploy a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all customer data in encrypted formats and have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record all

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attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities for limited purposes and are required to obtain authorization upon every access attempt. See “Risk Factors — Risks Related to Our Business and Industry — Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.”
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations. In the opinion of our PRC Legal Adviser, all of our significant subsidiaries complied in all material aspects with relevant data privacy and security laws and regulations during the Track Record Period.
Authentic Property Listings and Anti-fraud
We have a dedicated team to constantly monitor transactions, listings, and agents’ behavior on our platform. As we believe the authenticity and accuracy of our property listings are critical to our success and brand image, we strictly enforce our authentic property listing rules and anti-fraud measures. We provide multi-level anti-fraud trainings for our employees to raise their awareness of business ethics. We have also established dedicated quality control teams in different areas to monitor the authenticity of the listings in their respective areas and to actively conduct investigations to detect problematic listings and other fraudulent activities. Additionally, we are able to enforce automatic authentic property listing monitoring with advanced optical character recognition (OCR), visual recognition, semantic analysis and other AI algorithms to flag suspect property listings for manual review, which improves the efficiency of our anti-fraud measures.
We will immediately remove listings that are found to be false or duplicate from our platform and inform the responsible agents to make necessary corrections. If a case amounts to a violation of our ACN, we will deduct credit points of the agent. Accumulated credit point deduction may cause the agent to be alerted, imposed various limitations on the ability to utilize our platform, or barred from the platform for a specific time period. Additionally, many of the real estate brands on our platform also penalize stores and agents found to have engaged in fraudulent activities under their standards.
Anti-corruption Measures
An effective set of anti-kickback policies and procedures is critical to ensuring the integrity of the agents on our platform and protecting our brand image. We have adopted an Anti-Corruption Compliance Policy in which we strictly forbid any kickbacks or other payments to a customer to secure purchases. The prohibition applies to both direct and indirect payments, such as payments in disguise of discounts and gifts.
To effectuate our anti-kickback policies and policies against other prohibited conducts, our internal control department, legal department, and corporate governance department coordinate to monitor the compliance of our business activities and handle complaints and whistle-blowing cases through our internal compliance reporting email. We post violations and our decisions on our internal website. We have also established a Professional Ethics Promotion Center where we cooperate with personnel in law enforcement departments, prosecutors, and courts to promote integrity and professional ethics of our employees and the participants of our platform.
We protect the safety of whistle-blowers. Our Reporting and Investigation of Discipline Violation Policy includes measures to ensure that whistle-blowers are free from unfair treatment such as dismissal, demotion, suspension, intimidation, harassment, or any form of retaliation.
Anti-money-laundering Measures
We strictly comply with anti-money-laundering (AML) laws and regulations to protect our business from money laundry risk. We have adopted an Anti-Money Laundering Compliance Policy and set up an AML

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compliance officer for effective AML risk management. The AML compliance officer is responsible for establishing relevant AML procedures for relationship screening of transaction parties, and performing periodic internal review to ensure the effectiveness of our AML policies. We are also equipped with professionals to continuously monitor changes in AML laws and regulations, keep our internal policies up-to-date, and conduct regular training on AML to strengthen our AML risk management.
We require our employees to report suspicious activities identified during the customer background check process, due diligence process, financial activities and day-to-day operations to the AML compliance officer. After consulting with the relevant internal legal and compliance departments, the AML compliance officer will determine whether to report these suspicious activities to the law enforcement department.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management. We have various procedures in place to implement accounting policies, and our financial department reviews our management accounts based on such procedures. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Internal Control Risk Management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company. We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.
Human Resources Risk Management
We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our agents’ skill sets remain up-to-date and enable them to discover and meet our customers’ needs. We have in place various agent handbooks approved by our management and distributed to all our employees, which contain internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence and corruption.
We also have in place a code of business conduct and ethics, an anti-bribery and corruption policy and anti-harassment policy approved by our board of directors, providing to our agents and other employees the best commercial practice and work ethics as well as our anti-bribery guidance and measures. We make our internal reporting channel open and available to our employees for any wrongdoing or misconduct. Reported incidents and persons will be investigated and appropriate measures will be taken in response to the findings.
Investment Risk Management
We invest in or acquire businesses that are complementary to our business, such as businesses that can expand the services we offer and strengthen our research and development capabilities. In general, we intend to hold our investments for the long term. In order to protect our interests as shareholders and control the potential risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.
In our investment projects, our strategic investment department sources investment projects in accordance with our investment strategy and preliminarily assesses the risks and potential of the investment projects. We

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employ different levels of approval and due diligence mechanisms corresponding to the specific circumstances involved in an investment project. Our finance and legal departments cooperate with strategic investment department on deal evaluation, structuring, analysis, communication, execution, risk control, reporting, and post-investment risk management. In addition, our strategic investment department monitors the deal performance on a regular basis.
Audit Committee Experience and Qualification and Board Oversight
We have established an audit committee to monitor the implementation of our risk management policies across our Company on an ongoing basis to ensure that our internal control system is effective in identifying, managing, and mitigating risks involved in our business operations. The audit committee consists of three members, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. All of them are independent non-executive Directors. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management — Board of Directors.”
We also maintain an internal audit department that is responsible for reviewing the effectiveness of internal controls and reporting to the audit committee on any issues identified. Our internal audit department members hold regular meetings to discuss any internal control issues we face and the corresponding measures to implement toward resolving such issues. The internal audit department reports to the audit committee to ensure that any major issues identified thus are channeled to the committee on a timely basis. The audit committee then discusses the issues and reports to the board of directors if necessary.
Ongoing Measures to Monitor the Implementation of Risk Management Policies
Our audit committee, internal audit department and senior management together monitor the implementation of our risk management policies on an ongoing basis to ensure our policies and implementation are effective and sufficient.
MARKETING AND BRANDING
We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We cooperate with websites and mobile apps, particularly popular search engines and social media platforms, for online and mobile marketing. We also conduct offline marketing primarily in the form of promotional events, posters, and television commercials. For example, in Chinese New Year holidays in 2019 and 2020, we engaged in extensive promotional activities in forms of television and movie advertising and posters in the transportation system. We also organized the 2019 New Brokerage Business Summit in November 2019 to welcome various participants in the industry, during which we also launched our new products and services. In addition, we started to sponsor the China Women’s National Volleyball Team in January 2020 for a period of two years.
We collaborate with Tencent, one of our principal shareholders and owner of Weixin and QQ, with respect to various aspects of our business. We have entered into a business cooperation agreement with Tencent, pursuant to which we and Tencent have agreed to cooperate in a number of areas including customer access to our platform via Tencent networks, advertising and cloud technology. For more details, see “Connected Transactions”.
We believe that our high-quality real estate brokerage services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from housing customers through facilitating housing transactions, they often refer us to their families, friends and social acquaintance, or return to our platform when they have other housing related needs, be it home rentals, renovation or other services.
As of December 31, 2021, we had over 6,000 business development, sales and marketing staff engaged in expanding our business geographically. We follow a standard process to enter a new geographic area. After enlarging the information in the Housing Dictionary of the target city to reach a satisfying level, we will set out our business development team to reach out to local real estate brokerage stores that share similar vision and

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values with us to discuss on potential cooperation. As soon as we have built a comprehensive network of stores, agents and listings, we would then open offline stores and connect that city onto our online platform.
SEASONALITY
Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter, consistent with the housing related industry in general. The first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions completed during the Chinese New Year holiday period in the quarter. Although the seasonality of our business has been significantly offset by our expanding scale and diversified service offerings, the seasonality fluctuation may still increase in the future. See “Risk Factors — Risks Related to Our Business and Industry — Our results of operations are subject to seasonal fluctuations.”
EMPLOYEES
In addition to our own employees, our labor force also includes dispatched workers. Historically, we had a relatively large number of dispatched workers. In 2020, we have initiated and implemented a comprehensive plan, including making more direct employment and outsourcing arrangements, to lower the percentage of dispatched workers without any material impact upon our labor demands. As of December 31, 2021, the total number of our dispatched workers was 8,218, which was below 6.9% of our total labor force of 118,300, and we do not expect the reduction in the percentage of dispatched workers to have any material impact on our business. See also “Risk Factors — Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.” In addition to employees and dispatched workers, we also work with labor outsourcing agencies to place their outsourced personnel in stores on our platform to perform onsite supporting services to meet our temporary staffing demand with flexibility. We do not count these outsourced personnel towards our total labor force as these personnel do not enter into employment arrangements with us.
LEGAL PROCEEDINGS AND COMPLIANCE
Legal proceedings
From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC (“Muddy Waters”) announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the Muddy Waters report. Plaintiffs allege, in sum and substance, that the Company’s disclosures were materially false and/or misleading because they: (i) inflated the Company’s GTV; (ii) inflated the Company’s revenues; and (iii) inflated the number of stores and agents using the Company’s platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. We intend to vigorously defend ourselves against this and any related litigation. As confirmed by our legal counsel based on their review of the initial complaint (which, however, is subject to amendment and supplementation), we believe the allegations in this action are without merit as the complaint’s allegations are conclusory, and we intend to vigorously defend ourselves against this action and any related litigation, including by arguing that Plaintiffs have failed to state any claim as a matter of law. On March 29, 2022, the Court appointed Lead Plaintiff and Lead Counsel of this action, with Lead Plaintiff expected shortly to file a consolidated amended complaint pursuant to the scheduling order that will be entered by the court. The action remains in its preliminary stage, and the substantive allegations are subject to change as the litigation progresses or if additional related complaints are filed or Plaintiffs file amended complaints. Because this securities class action is in its preliminary stage, the parties have not yet requested nor produced

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any discovery or admissible evidence to support or refute Plaintiffs’ allegations. Nor has any court yet ruled on whether the Plaintiffs have sufficiently stated a claim to relief under the relevant federal securities laws. Accordingly, there is no factual basis to offer even a speculative prognosis as to what the “worst case scenario” may be. In general, the securities class action seeks monetary damages under the U.S. Securities Exchange Act of 1934 for alleged damages incurred as a result of defendants’ alleged misstatements or omissions in various public disclosures. In the event that a court finds that the Company and/or other defendants violated any of these securities laws, or in the event that the Company and/or other defendants choose to reach a settlement with Plaintiffs, the Company may be liable for civil monetary damages and the potential financial, operational and reputational impact on the Company may be material. However, we cannot predict the timing, outcome or consequences of the class action, and there is no basis to conclude at this point whether the action will be successful or whether the Company will be subject to any damages, let alone how much. As this action is civil, the Company does not currently believe that criminal implications will result from the action.
Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Risk Factors — Risks Related to Our Business and Industry — We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.”
Compliance
During the Track Record Period and up to the Latest Practicable Date, our PRC Legal Adviser is of the view that our significant subsidiaries and significant Consolidated Affiliated Entities established in China were in compliance with relevant PRC laws and regulations in all material respects, and our PRC Legal Adviser has not found that we have been involved in any material non-compliance incidents that may lead to fines or other penalties that could have a material adverse effect on our business operations.
LICENSES AND PERMITS
Our PRC Legal Adviser has advised that as of the Latest Practicable Date, we had obtained all requisite licenses, permits, approvals, and certificates from the relevant government authorities that are material for our main business operations in China. Our PRC Legal Adviser is of the view that we had complied with all relevant applicable PRC Laws relating to the required permits and licenses to conduct the business of our significant subsidiaries and significant Consolidated Affiliated Entities established in China in all material respects during the Track Record Period and up to the Latest Practicable Date. The following table sets forth details of our material licenses and permits obtained by our significant subsidiaries and significant Consolidated Affiliated Entities established in China.
License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Beijing Real Estate Brokerage Institution Filing Certificate (北京市房地產經紀機構備案證明)	Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. (北京鏈家置地房地產經紀有限公司)	Housing Administration Bureau, Chaoyang District, Beijing (北京市朝陽區房屋管理局)	July 10, 2019	N/A
Shanghai Real Estate Brokerage Institution Filing Certificate (上海市房地產經紀企業備案證書)	Deyou Real Estate Agency Co., Ltd. (德佑房地產經紀有限公司)	Housing Security and Administration Bureau, Fengxian District, Shanghai (上海市奉賢區住房保障和房屋管理局)	August 6, 2019	N/A
Chengdu Real Estate Brokerage Consulting Institution Filing (成都市房地產經紀諮詢機構備案)	Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司)	Chengdu Municipal Urban- Rural Housing Administration Bureau (成都市城鄉房產管理局)	April 22, 2020	April 22, 2023

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License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Chengdu Real Estate Brokerage Consulting Institution Filing (成都市房地產經紀諮詢機構備案)	Chengdu Fangjianghu Information Technology Co., Ltd. (成都房江湖信息科技有限公司)	Chengdu Municipal Urban- Rural Housing Administration Bureau (成都市城鄉房產管理局)	August 20, 2021	August 20, 2024
Beijing Real Estate Brokerage Institution Filing Certificate (北京市房地產經紀機構備案證明)	Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd. (北京鏈家高策房地產經紀有限公司)	Housing and Urban-Rural Development Commission, Miyun District, Beijing (北京市密雲區住房和城鄉建設委員會)	February 2, 2018	N/A
Shenzhen Real Estate Brokerage Institution Filing Certificate (深圳市房地產經紀機構備案證書)	Shenzhen Lianjia Real Estate Brokerage Co., Ltd. (深圳鏈家房地產經紀有限公司)	Shenzhen Housing and Development Bureau (深圳市住房和建設局)	November 22, 2021	November 22, 2022
Beijing Real Estate Brokerage Institution Filing Certificate (北京市房地產經紀機構備案證明)	Beijing Fangyuan Real Estate Consulting Services Co., Ltd. (北京方源房地產諮詢服務有限公司)	Housing Administration Bureau, Chaoyang District, Beijing (北京市朝陽區房屋管理局)	March 21, 2017	N/A
Tianjin Real Estate Brokerage Institution Filing Certificate (天津市房地產經紀機構備案證明)	Tianjin Lianjia Fangjianghu Technology Co., Ltd. (天津鏈家房江湖科技有限公司)	Housing Administration Bureau, Airport Economy Zone, Tianjin (天津市航空港經濟區房 屋管理局)	May 23, 2017	N/A
Zhengzhou Real Estate Brokerage Institution Filing Certificate (鄭州市房地產經紀機構備案證書)	Zhengzhou Fangjianghu Information Technology Co., Ltd. (鄭州房江湖信息科技有限公司)	Zhengzhou Housing Security and Administration Bureau (鄭州市住房保障和房地 產管理局)	December 17, 2020	N/A
Tianjin Real Estate Brokerage Institution Filing Certificate (天津市房地產經紀機構備案證明)	Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd. (天津鏈家寶業房地產經紀有限公司)	Housing Administration Bureau, Nankai District, Tianjin (天津市南開區房屋管理局)	September 11, 2018	N/A
Shanghai Real Estate Brokerage Institution Filing Certificate (上海市房地產經紀企業備案證書)	Shanghai Xiaoheng Internet Technology Co., Ltd. (上海小桁網絡科技有限公司)	Housing Security and Administration Bureau, Fengxian District, Shanghai (上海市奉賢區住房保障和房地產管理局)	March 3, 2019	N/A
Shanghai Real Estate Brokerage Institution Filing Certificate (上海市房地產經紀企業備案證書)	Shanghai Deyou Real Estate Consulting Co., Ltd. (上海德佑物業顧問有限公司)	Housing Security and Administration Bureau, Fengxian District, Shanghai (上海市奉賢區住房保障和房屋管理局)	July 12, 2019	N/A
Guangzhou Real Estate Brokerage Service Institution Filing Certificate (廣州市房地產中介服務機構備案證書)	Guangdong Lianjia Real Estate Brokerage Co., Ltd. (廣東鏈家房地產經紀有限公司)	Guangzhou Housing and Urban-Rural Development Bureau (廣州市住房和城鄉建設局)	November 4, 2021	December 31, 2022

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License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Wuhan Real Estate Brokerage Institution Filing (武漢市房地產經紀機構備案)	Wuhan Fangjianghu Information Technology Co., Ltd. (武漢房江湖信息科技有限公司)	Wuhan Housing Security and Administration Bureau (武漢市保障和房屋管理 局)	June 6, 2018	N/A
Guangzhou Real Estate Brokerage Service Institution Filing Certificate (廣州市房地產中介服務機構備案證書)	Guangzhou Fangjianghu Technology Co., Ltd. (廣州房江湖科技有限公司)	Guangzhou Housing and Urban-Rural Development Bureau (廣州市住房和城鄉建設局)	November 5, 2021	December 31, 2022
Chongqing Real Estate Brokerage Institution Filing Certificate (重慶市房地產經紀機構備案證明)	Chongqing Naohai Technology Co., Ltd. (重慶鬧海科技有限公司)	Chongqing Housing and Urban-Rural Development Commission (重慶市住房和城鄉建設委員會)	May 25, 2021	May 25, 2022
Chengdu Real Estate Brokerage Consulting Institution Filing (成都市房地產經紀諮詢機構備案)	Chengdu Fangyuan Real Estate Consulting Service Co., Ltd. (成都方源房地產諮詢服務有限公司)	Chengdu Municipal Urban- Rural Housing Administration Bureau (成都市城鄉房產管理局)	August 18, 2021	August 18, 2024
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司)	Beijing Communications Administration Bureau (北京市通信管理局)	April 15, 2020	April 15, 2025
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司)	Tianjin Communications Administration Bureau (天津市通信管理局)	December 13, 2018	December 13, 2023
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beike Zhaofang Web (Beijing) Information & Technology Co., Ltd. (貝殼找房網(北京)信息技 術有限公司)	Beijing Communications Administration Bureau (北京市通信管理局)	September 16, 2020	September 16, 2025
Filing on Commercial Franchising (商業特許經營備案)	Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd. (德佑(天津)房地產經紀服務有限公司)	Tianjin Commerce Bureau (天津市商務局)	August 21, 2019	N/A
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. (北京中融信融資擔保有限公司)	PRC Ministry of Industry and Information Technology (中華人民共和國工業和 信息化部)	December 14, 2020	December 18, 2024
Financial Guarantee Business Operation License (融資擔保業務經營許可證)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. (北京中融信融資擔保有限公司)	Beijing Finance Supervision Administration (北京地方金融監督管理局)	September 16, 2021	N/A
Value-Added Telecommunication Business Operation License (增值電信業務經營許可證)	Beijing Ehomepay Technologies Co., Ltd. (北京理房通支付科技有 限公司)	Beijing Communications Administration Bureau (北京市通信管理局)	May 27, 2020	November 13, 2022

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License/Permit	Holder	Issuing Authority	Grant Dates	Expiration Date
Payment Service License (支付業務許可證)	Beijing Ehomepay Technologies Co., Ltd. (北京理房通支付科技有 限公司)	The People’s Bank of China (中國人民銀行)	July 16, 2020	July 9, 2024
Our PRC Legal Adviser has advised us that such licenses and permits remain in full effect and had not been revoked or cancelled as of the Latest Practicable Date. Our PRC Legal Adviser also has advised us that, to the best knowledge of our PRC Legal Adviser, there is no material legal impediment to renew such licenses and permits, as long as we comply with the relevant legal requirements and provided that we take all necessary steps and submit the relevant applications in accordance with the requirements and schedule prescribed by the applicable PRC laws and regulations.
For more information about the laws and regulations to which we are subject, see “Regulatory Environment.”
AWARDS AND RECOGNITION
During the Track Record Period, we have received recognition for the quality and popularity of our products and services. Some of the significant awards and recognition that we have received are set forth below.
Award Name/Recognition	Award Year	Awarding Institutions/Authority
VR/AR Innovation Award at World VR Industry Conference 2019 (2019年世界VR產業大會VR/AR創新獎)	October 2019	Virtual Reality Industry Alliance (虛擬現實產業聯盟)
2019 New Information Consumption Demonstration Project (工業和信息化部2019年新型信息消費示範項目)	November 2019	Ministry of Industry and Information Technology (工業和信息化部)
Innovation Practice Base for Market Supervision and Management and Social Co-governance (市場監督管理社會共治創新實踐基地)	December 2019	State Administration for Market Regulation (國家市場監督管理總局)
Typical Cases of Cloud Enterprises in 2019 (工業和信息化部2019年企業上雲典型案例)	July 2020	Ministry of Industry and Information Technology (工業和信息化部)
2020 China VR Top 50 Enterprises (2020中國VR50強企業)	October 2020	Virtual Reality Industry Alliance (虛擬現實產業聯盟)
2020 Top 500 Global Unicorn Companies (2020全球獨角獸企業500強)	December 2020	Global Top 500 Unicorns Conference (全球獨角獸企業500強大會)
Red Dot Winner 2021	March 2021	Red Dot GmbH & Co. KG
2021 New Information Consumption Demonstration Project (工業和信息化部2021年新型信息消費示範 項目)	August 2021	Ministry of Industry and Information Technology (工業和信息化部)

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information in the Listing Application relating to our contractual arrangements.
PRC LAWS AND REGULATIONS RELATING TO FOREIGN OWNERSHIP RESTRICTIONS
Overview
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the “Negative List”) and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the Ministry of Commerce and the NDRC. The Negative List and the Encouraging Catalog divides industries into three categories in terms of foreign investment, namely, “encouraged,” “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”), which became effective on January 1, 2022. See “Regulatory Environment — Regulations Related to Foreign Investment” for details. As advised by our PRC Legal Adviser, a summary of our businesses/operations that are subject to foreign investment restriction in accordance with the 2021 Negative List and other applicable PRC laws is set out below (the “Restricted Businesses”):
Categories	Our business/operations
“Restricted” Value-added telecommunication services
•
Beijing Lianjia develops and operates the Lianjia (鏈家) mobile app of the Company that is distributed on Android store and major app stores, through which the Company provides online real estate brokerage services to customers.

The operation of such mobile apps constitutes the provision of commercial internet information service under the Telecommunications Regulations of the PRC (the “Telecommunications Regulations”) promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016 and the Administrative Measures on Internet Information Services and therefore an ICP License is required. To comply with PRC laws and regulations, the Company operates such mobile apps through Beijing Lianjia, which holds an ICP License issued by the competent authority.

Beijing Lianjia indirectly holds 76% equity interest in Beijing Ehomepay which holds the payment service license. There are qualification requirements for foreign investors to satisfy in order to be engaged in third party payment business. See “— Third-party payment service” and “— Qualification Requirements — Third-party payment service” below for further details.

•
Tianjin Xiaowu operates our official Beike Zhaofang (貝殼找房) website and Beike Zhaofang (貝殼找房) mobile app on Apple store and major app stores, through which, the Company provides, among others, commercial information services.

The commercial information service falls within the scope of telecommunications and information services provided through public network infrastructure under the Telecommunications Regulations, and therefore an ICP

CONTRACTUAL ARRANGEMENTS

Categories	Our business/operations
License is required. To comply with PRC laws and regulations, the Company operates such business through Tianjin Xiaowu, which holds an ICP License issued by the competent authority.

In addition, Tianjin Xiaowu has been approved to hold an online cultural operation license for its live streaming services to be provided and the live streaming services of Tianjin Xiaowu need to be provided through the website and mobile app operated by Tianjin Xiaowu. According to the 2021 Negative List, the provision of internet cultural service falls within the “prohibited” business category.

• Tianjin Wuke operates the Jiayou Zhan (加油站) website, through which real estate brokerage store owners and agents can purchase products related to the provision of brokerage services.

The operation of such website constitutes the provision of value-added telecommunication business under the Telecommunications Regulations and therefore an a value-added telecommunication business operation license is required. To comply with PRC laws and regulations, the Company operates such website through Tianjin Wuke, which holds an ICP License issued by the competent authority.

In light of the recent regulatory development, the Company will take steps to reorganize Tianjin Wuke in accordance with applicable PRC rules. As advised by the Company’s PRC Legal Adviser, as the amended Regulations for the Administration of Foreign-Invested Telecommunications Enterprises only became effective on May 1, 2022, it remains subject to further guidance from the authorities with respect to the conditions and steps that the Company needs to take and satisfy to complete the reorganization. The Company will conduct periodic consultation with the relevant governmental authorities regarding the regulatory procedures and specific requirements for the completion of the restructuring.

• Beike Zhaofang Web operates the Beike Zhaofang Web (貝殼找房網) website through which the Company provides premium industry reports to the public.

The provision of online premium industry report service constitutes the provision of commercial internet information service under the Telecommunications Regulations and therefore an ICP Licence is required. To comply with PRC laws and regulations, the Company operates such website through Beike Zhaofang Web, which holds an ICP License issued by the competent authority.

To facilitate and support the Company’s VR property showing, Beike Zhaofang Web has been required to complete the filings on the Internet Audio-visual Programs

CONTRACTUAL ARRANGEMENTS

Categories	Our business/operations

Database by relevant authorities. Based on the recent consultation with competent authority conducted by the Company’s PRC Legal Adviser, foreign investors are not allowed to hold equity interest in a company that has completed such filings.

•
Beijing Zhongrongxin is primarily engaged in financial guarantee business through the use of short message service (the “SMS”) throughout its entire business process, including without limitation, the notification of key information, collecting the feedbacks, instructions and confirmations during the course of business, triggering and authentication of the digital signature of customers, and promotion of its services to customer. Beijing Zhongrongxin is required to obtain a license for using telecommunication network code under the relevant PRC laws and regulations. Pursuant to the guidance on application for licenses for using telecommunication network code published by the MIIT on its official website, a VATS License for information service (excluding internet information services) (the “SP License”), which is subject to foreign investment restriction, is a pre-requisite for applying for the license for using the telecommunication network code currently applicable to Beijing Zhongrongxin. To comply with PRC laws and regulations, the Company operates such financial guarantee business through Beijing Zhongrongxin, which holds an SP License issued by the competent authority.

Beijing Zhongrongxin directly holds 95% equity interest in Beijing Ehomepay which is engaged in third-party payment business and is the main investor of Beijing Ehomepay. There are qualification requirements for foreign investors to satisfy in order to be engaged in third party payment business. See “— Third-party payment service” and “— Qualification Requirements — Third-party payment service” below for further details.

Third-party payment service
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Beijing Ehomepay is primarily engaged in third-party payment business, and there are qualification requirements for foreign investors to satisfy in order to be engaged in third-party payment business. See “— Qualification Requirements — Third-party payment service” below.

In addition, the provision of third party payment services involves the operation and use of mobile app, which requires an ICP License. To comply with PRC laws and regulations, the Company operates such third-party payment business through Beijing Ehomepay, which holds an ICP License issued by the competent authority.

The revenue generated by Beijing Ehomepay for the year ended December 31, 2021 represented only 0.270% of the total revenue of the Group for the year ended December 31, 2021.

CONTRACTUAL ARRANGEMENTS

Categories	Our business/operations
Anli Insurance Brokerage
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Anli Insurance Brokerage is mainly engaged in insurance brokerage business. Foreign shareholder needs to satisfy the qualification requirements before it can hold equity interests in a company which engages in insurance brokerage business.

According to the administrative guidelines published by the CBIRC on September 30, 2021, a foreign investor holding more than 25% of the equity interest in an insurance brokerage company must satisfy the following requirements before investing in the insurance brokerage industry: (i) it has engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; and (ii) its total assets shall be no less than US$200 million as of the end of the year prior to its application (collectively, the “Insurance Industry Requirements”).

The State Council also promulgated the Opinions on Further Proper Utilization of Foreign Investment (《關於進一步做好利用外資工作的意見》) on October 30, 2019 to abolish the Insurance Industry Requirements. On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets (《關於明確保險中介市場對外開放有關措施的通知》) (the “Circular 128”), which provided that qualified foreign insurance brokerage companies with actual operation experience were allowed to set up insurance brokerage companies in China to conduct insurance brokerage business and the Insurance Industry Requirements were abolished.

However, as the Circular 128 is newly issued, no particular laws or regulations have been issued so far and the administrative guidelines published by the CBIRC have not been updated to reflect such change as of the Latest Practicable Date.

The revenue generated by Anli Insurance Brokerage for the year ended December 31, 2021 represented only 0.003% of the total revenue of the Group for the year ended December 31, 2021.
In addition, the Company operates certain business through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws and regulations (the “Unrestricted Business,” together with the Restricted Business, the “Relevant Businesses”) through the Consolidated Affiliated Entities as set out below (the “Non-restricted VIEs”). Notwithstanding the above, we are of the view that the Contractual Arrangements in respect of the Unrestricted Business are narrowly tailored. A summary of the Unrestricted Business and the reasons for adoption of Contractual Arrangements for the Unrestricted Business are set out below.

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Name of Entity	Business/operation
Beike Small Loan
Beike Small Loan is mainly engaged in the small amount money lending business. As advised by our PRC Legal Adviser, the small amount money lending business is not subject to foreign investment restriction. The revenue generated by Beike Small Loan for the year of 2021 represented only 0.01% of the total revenue of the Group, which is immaterial to the Group.
Beike Small Loan has been operated under the Company’s Contractual Arrangements since its incorporation. The Company will need to incur considerable amount of time, resources and costs (including incurring additional time and resources to prepare relevant application documents and agreements and additional expenses for engaging advisers in reviewing the documents) in order to remove Beike Small Loan from the Contractual Arrangements. Considering the immaterial revenue generated from Beike Small Loan, it would also be a waste of management’s time to incur such additional resources and cost. The Company has undertaken to the Stock Exchange that, it will ensure that the revenue generated from Beike Small Loan will remain immaterial after the Listing and its annual revenue contribution to the Group will not exceed 0.1% of the Group. The Company’s audit committee will review annually to ensure that the revenue of the Unrestricted Business will be no more than 0.1% of the total revenue and that the Company will disclose such compliance in the annual report.

In addition, as advised by the Company’s PRC Legal Adviser, based on the Company’s consultation with the local bureau in charge of the money lending business conducted by Beike Small Loan and the practice of similar acquisitions, as of the Latest Practicable Date, it is practically not possible for the Company to obtain the approval from the governmental authorities to allow the Company to acquire the equity interest in Beike Small Loan. The Company’s PRC Legal Adviser is of the view that the local bureau the Company consulted with is the competent authority to provide such guidance.

Taking into account (i) the immateriality of the Unrestricted Business conducted by Beike Small Loan, (ii) the undertaking mentioned above, and (iii) that it is practicably impossible for the Company to remove Beike Small Loan from the Contractual Arrangements, we are of the view that Contractual Arrangement for Beike Small Loan is narrowly tailored.

Qualification Requirements
Value-added telecommunication services
According to the 2021 Negative List, provision of commercial internet information services is a “restricted” business and the shareholding percentage of a foreign investor in companies engaged in commercial internet information services shall not exceed 50%. On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. The MIIT issued a guidance memorandum on the application requirement for establishing foreign-invested value-added

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telecommunications enterprises in the PRC which, however, does not purport to provide an exhaustive list on the application requirement.
Our PRC Legal Adviser has advised us that as of the Latest Practicable Date, this guidance memorandum has no legal or regulatory effect under the PRC laws.
The respective PRC legal advisers of the Company and the Joint Sponsors conducted a verbal consultation with the relevant government authority, being the MIIT, during which the officer of the MIIT confirmed, among other things, that the MIIT had no objection to the Contractual Arrangements of the Company and in the case of the Company, it has no objection for the Company to continue to adopt the existing Contractual Arrangement. Our PRC Legal Adviser has confirmed that the officer of the MIIT consulted has the authority to provide such confirmation and MIIT is the issuing authority for applications of VATS Licenses by sino-foreign equity joint ventures and wholly-owned foreign investment entities.
Third-party payment service
According to the Administrative Measures on Non-Financial Institutions Payment Services (《非金融機構支付服務管理辦法》) (the “Decree No. 2 of PBOC”), a non-financial institution intending to provide payment services shall qualify as a payment institution by obtaining the payment service license pursuant to the Decree No. 2 of PBOC (the “Payment Service License”). The Decree No. 2 of PBOC further provides that the business scope of foreign-invested payment institutions, the qualifications and the percentage of contributions of the foreign investors shall be separately stipulated by the PBOC and submitted to the State Council for approval. According to the Announcement No. 7 of the People’s Bank of China (2018) (《中國人民銀行公告(2018)第7號》) (the “No. 7 Announcement”) issued by the PBOC on March 19, 2018, an overseas institution intending to provide electronic payment services for domestic transactions and cross-border transactions of domestic entities in the PRC shall establish a foreign-invested enterprise in the PRC, and obtain a Payment Service License in accordance with the criteria and procedures stipulated in Decree No.2 of PBOC. However, the No.7 Announcement only sets out the general requirements for new application of Payment Service Licenses by overseas institutions, but has not promulgated any detailed requirements and measures for the change of domestic institutions which have obtained Payment Service Licenses into foreign-invested payment institutions.
Narrowly Tailored Contractual Arrangements
In light of the above, we believe that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations and to enable the Group to combine the financial results of the Consolidated Affiliated Entities which are engaged in the operation of the Relevant Businesses.
We will make periodic inquiries with relevant PRC authorities to understand any new regulatory development and assess and evaluate our Contractual Arrangements.
OUR CONTRACTUAL ARRANGEMENTS
Overview
Taking into account the restrictions of foreign investment under the PRC laws and regulations as set out above, we have entered into a series of contractual arrangements with each of the VIEs and their respective shareholders, which collectively enables us to (i) exercise effective control over the Consolidated Affiliated Entities; (ii) receive substantially all the economic benefits of the Consolidated Affiliated Entities; and (iii) have an exclusive option to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Consolidated Affiliated Entities when and to the extent permitted by PRC laws and regulations.
As a result of these Contractual Arrangements, we are the primary beneficiary of the Consolidated Affiliated Entities. We have consolidated their financial results into our consolidated financial statements. During the three years ended December 31, 2019, 2020 and 2021, taking into account all of their respective

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businesses with or without foreign investment restrictions under PRC laws, we derived 11.6%, 1.4% and 1.2% of our revenues from the Consolidated Affiliated Entities, respectively. During the three years ended December 31, 2019, 2020 and 2021, taking into account their respective businesses with foreign investment restrictions under PRC laws only, we derived 0.4%, 0.6% and 0.9% of our revenues from the Consolidated Affiliated Entities, respectively. The Company has undertaken to the Stock Exchange that, it will ensure that the revenue generated from all entities within the Company’s Contractual Arrangements as disclosed in this document (including Beike Small Loan) will remain immaterial after the Listing and their annual revenue contribution to the Group will not exceed 2% of the Group. The Company’s audit committee will review annually to ensure that the revenue generated from all entities within the Company’s Contractual Arrangements as disclosed in this document will be no more than 2% of the total revenue and that the Company will disclose such compliance in the annual report.
Certain of the Consolidated Affiliated Entities, namely Beijing Meijin Internet Finance and Information Co., Ltd. (北京美錦互聯網金融信息有限公司) (“Beijing Meijin”), Beitatong Technology (Beijing) Co., Ltd. (貝塔通科技(北京)有限公司) (“Beitatong”), Beijing Beijia, Beijing Beihao, Hebei Fangjianghu Real Estate Brokerage Co., Ltd. (河北房江湖房地產經紀有限公司) (“Hebei Fangjianghu”), Beijing Zhongsheng Yatou Investment and Fund Management Co., Ltd. (北京中晟亞投投資基金管理有限公司) (“Beijing Zhongsheng”), and Beijing Lianlian Wealth Technology Co., Ltd. (北京鏈鏈財富科技有限公司) (“Beijing Lianlian”), have not yet commenced substantive business operations and/or are not expected to conduct any substantive business operations after the Listing. The Company has undertaken to the Stock Exchange that such entities will not conduct any businesses that are not subject to foreign investment restrictions or prohibitions and if such entities are engaged in any unrestricted business, the Company will take appropriate measures to exclude such entities from the Contractual Arrangements prior to engaging in any unrestricted businesses.
In addition, businesses of two Consolidated Affiliated Entities, namely Rushi Zhishu (Beijing) Technology Co., Ltd. (如視智數(北京)科技有限公司) (“Rushi Zhishu”) and Beijing Baoshanhu, are not subject to any foreign investment restriction and are expected to be excluded from the current Contractual Arrangements before the Listing.
Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from the Consolidated Affiliated Entities to the Group under the Contractual Arrangements:

Notes:
(1)
The WFOEs refer to Beike Tianjin, Jinbei Tianjin and Beike Jinke.

(2)
The VIEs refer to Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao. Each of Tianjin Wuke and Beike Zhaofang Web is a subsidiary of Tianjin Xiaowu. Each of Beijing Zhongrongxin, Beijing Ehomepay, Anli Insurance Brokerage and Beike Small Loan is a subsidiary of Yiju Taihe.

(3)
The registered shareholders of Beijing Lianjia are (i) Mrs. Zuo, Mr. Shan, Mr. Wangang Xu and entities controlled by Mr. Peng or Mr. Shan, holding 81% equity interests in aggregate and (ii) several other individuals and entities affiliated with us holding 19% equity interests in aggregate and those individuals and entities were existing shareholders of Beijing Lianjia and, except for one

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entity which was established for holding equity interests on behalf of employees, the remaining entities and individuals had become shareholders of the Company upon the completion of the reorganization of Beijing Lianjia. Mrs. Zuo is one of the Controlling Shareholders of the Company and each of Mr. Peng, Mr. Shan and Mr. Wangang Xu is a Director. Save for Mrs. Zuo, Mr. Peng, Mr. Shan and Mr. Wangang Xu holding 81% equity interests and Shanghai Zhanben Investment Management Centre (Limited Partnership) (上海站本投資管理中心(有限合夥)) holding 11% equity interests in Beijing Lianjia, each of the other shareholders of Beijing Lianjia are minority shareholders holding less than 5% equity interests.
The registered shareholders of Tianjin Xiaowu are Mrs. Zuo and Mr. Shan, holding 94% and 6% equity interests, respectively.
The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. Zuo, Mr. Shan, Mr. Wangang Xu and entities controlled by Mrs. Zuo or Mr. Shan, holding 17% equity interests in aggregate and (iii) several other individuals and entities affiliated with us holding 3% equity interests in aggregate and those individuals and entities were existing shareholders of Yiju Taihe and had become shareholders of the Company upon the completion of the reorganization of Yiju Taihe.
The registered shareholders of Beijing Beijia are (i) Mr. Peng and Mr. Tao Xu, holding 50% equity interests in aggregate and (ii) Mr. Junquan Lin (25%) and Mr. Yongqun Wang (25%) holding 50% equity interests in aggregate and such individuals were shareholders of the Company and became registered shareholders of Beijing Beijia for the purpose of effecting reorganization in relation to the Company’s listing on NYSE.
The registered shareholders of Beijing Beihao are (i) Mr. Wangang Xu, holding 4% equity interests; and (ii) several other individuals affiliated with us holding 96% equity interests in aggregate, each of whom is a minority shareholder of Beijing Beihao holding less than 5% equity interests, and such individuals were shareholders of the Company and became registered shareholders of Beijing Beihao for the purpose of effecting reorganization in relation to the Company’s listing on NYSE.
(4)
“   ” denotes beneficial ownership in the equity interest.

(5)
“   ” denotes contractual relationship.

(6)
“   ” denotes the control by WFOEs over the registered shareholders of the VIEs and the VIEs through (i) power of attorney to exercise the shareholders’ rights in the VIEs, (ii) exclusive options to acquire all or part of the equity interests and assets of the VIEs and (iii) equity pledges over the equity interests held by the registered shareholders in the VIEs.

Circumstances under which we will unwind the Contractual Arrangements
If the relevant business is no longer falling into the catalog of certain restrictions of foreign investment access required under the applicable laws, and we can legally operate our business under PRC laws, regulations and policies through the WFOEs, the WFOEs will exercise the call option under the exclusive option agreements to acquire the equity interest/assets of the Consolidated Affiliated Entities and unwind the Contractual Arrangements subject to any application or approval procedures and the approval by the relevant governmental authorities.
Contractual Arrangements
A description of each of the specific agreements that comprise the Contractual Arrangements entered into by WFOEs and each of the VIEs and/or their respective registered shareholders is set out below. Terms in each set of Contractual Arrangements among the WFOEs and the VIEs and/or their respective registered shareholders are substantially similar.
Exclusive Business Cooperation Agreements
Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, our WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support and consulting services. Without prior written consent of our WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar cooperation relationship with any third party regarding the matters ascribed by the exclusive business cooperation agreements.
The VIEs agree to pay our WFOEs services fees.
Under the exclusive business cooperation agreements entered into between the WFOEs and each of VIEs, the service fees shall consist of 100% of the total consolidated profit of the relevant VIEs during the financial years, after the deduction of, among other things, any accumulated deficit of the VIEs in respect of the relevant financial years, operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOEs may adjust the amount of the services fees in accordance with PRC tax law principles and tax practices, and with reference to the working capital needs of the VIEs, and the VIEs will accept any such adjustment.

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Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the exclusive business cooperation agreements. The exclusive business cooperation agreements will remain effective unless terminated in accordance with the provisions of the exclusive business cooperation agreements or terminated in writing by the WFOEs. Unless otherwise required by applicable PRC laws, the VIEs shall not have any right to terminate the exclusive business cooperation agreements unilaterally in any event.
Exclusive Option Agreements
Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, each of our WFOEs is irrevocably granted an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC laws, all or part of the relevant registered shareholders’ equity interests in the relevant VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of the registered shareholders’ respective paid-in capital in relevant VIEs or the lowest price under applicable PRC laws. The registered shareholders of the VIEs have also undertaken that, subject to the relevant PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs.
The shareholders of the VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC laws. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or disposal of their equity interests in any manner, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved unless mandated by PRC laws, incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs’ operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs.
These exclusive option agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or their designated persons. Unless otherwise required by applicable PRC laws, the VIEs and their respective registered shareholders shall not have any right to terminate the exclusive option agreements unilaterally in any event.
Equity Pledge Agreements
Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, all of the respective equity interests of the VIEs are pledged to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and the equity pledge agreements. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.
The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the SAMR in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders

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under the relevant Contractual Arrangements have been fully paid or (ii) all the equity interests in the VIEs have been transferred to the WFOEs to the extent permitted by the PRC laws and regulations (where applicable). We have registered all the equity pledges in the VIEs with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges.
Powers of Attorney
Pursuant to the power of attorney agreements entered among our WFOEs, the VIEs and the respective registered shareholders of the VIEs, each shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or their designated persons (including but not limited to directors of the WFOEs’ holding companies and their successors and liquidators replacing such directors but excluding those non-independent or who may give rise to conflict of interests) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting of the VIEs, file documents with the competent authorities, vote on any resolution that requires a shareholder vote, sign minutes, approve amendments to the articles of association, nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of the VIEs and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of the VIEs.
Dispute Resolution
Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the Beijing Arbitration Commission for arbitration, in accordance with the then effective arbitration rules. The arbitration shall be confidential and the language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. Subject to applicable laws and regulations, the dispute resolution provisions also provide that the arbitral tribunal may award remedies over the equity interests or assets of the VIEs or injunctive relief (e.g. injunction against carrying out business activities, or mandating the transfer of assets) or order the winding up of the VIEs according to applicable laws; any party may apply to the courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Company), the PRC and the places where the principal assets of the VIEs are located for interim remedies or injunctive relief.
However, our PRC Legal Adviser has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not grant such injunctive relief, nor will it be able to order the winding up of the VIEs pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that the VIEs or their registered shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over the VIEs and conduct our business could be materially and adversely affected. See the section headed “Risk Factors — Risks Related to Our Corporate Structure” in this document for further details.
Confirmations from the Registered Shareholders
Each of the registered shareholders of the VIEs has confirmed to the effect that (i) his/her spouse does not have the right to claim any interests in our respective VIEs (together with any other interests therein) or exert influence on the day-to-day management and voting matters of our respective VIEs; and (ii) in the event of his/her death, bankruptcy, incapacity, divorce or any other event which causes his/her inability to exercise his/her rights as a shareholder of our respective VIEs, his/her successors will undertake his/her rights and obligations under the exclusive option agreements and will transfer the equity interests in the VIEs to the WFOEs or their designated persons.

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Spouse undertakings
The spouse of each of the registered shareholders of the VIEs, where applicable, has signed a consent letter. Pursuant to such spousal consent letters, each of the spouses of the applicable individual shareholders of the VIEs acknowledges and confirms the execution of the relevant exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement and power of attorney, and unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements.
Conflict of Interests
Each of the registered shareholders of the VIEs has given his/her irrevocable undertakings in the powers of attorney which address potential conflict of interests that may arise in connection with the Contractual Arrangements. See “— Powers of Attorney” above.
Loss Sharing
None of the agreements constituting the Contractual Arrangements provides that our Company or the WFOE is obligated to share the losses of the Consolidated Affiliated Entities, but if any of the Consolidated Affiliated Entities suffers any losses or material difficulties of business, the WFOEs will provide financial support as permitted under PRC laws at its discretion to the Consolidated Affiliated Entities under the terms of the exclusive business cooperation agreement. Further, each of the Consolidated Affiliated Entities is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Under PRC laws and regulations, the Company or the WFOEs are not expressly required to share the losses of the Consolidated Affiliated Entities or provide financial support to the Consolidated Affiliated Entities. Despite the foregoing, given that we conduct the Relevant Businesses in the PRC through the Consolidated Affiliated Entities which hold the requisite licenses and approvals and that the Consolidated Affiliated Entities’ results of operations and assets and liabilities are consolidated into our results of operations and assets and liabilities under the applicable accounting principles, our business, financial condition and results of operations would be adversely affected if the Consolidated Affiliated Entities suffered losses.
Liquidation
Pursuant to the equity pledge agreements, in the event of a mandatory liquidation required by the PRC laws upon the request of the WFOEs, the registered shareholders of the VIEs shall transfer the proceeds they received from liquidation to the account designated by the WFOEs under the management of the WFOEs, or give such proceeds as a gift to the WFOEs to the extent permitted by the PRC laws.
Insurance
The Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating our businesses through the Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Adviser is of the opinion that the Contractual Arrangements are narrowly tailored to minimize the potential conflict with relevant PRC laws and regulations to the maximum extent and that:
(i)
each of the WFOEs and the VIEs is a duly incorporated and validly existing company and their respective establishment is valid, effective and complies with the relevant PRC laws;

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(ii)
parties to each of the agreements under the Contractual Arrangements are entitled to execute the agreements and perform their respective obligations thereunder. Each of the agreements is binding on the parties thereto and none of the agreements under the Contractual Arrangements is void under the Civil Code of the PRC;

(iii)
the execution and performance of the agreements under the Contractual Arrangements does not violate any provisions of the respective articles of association of the VIEs or our WFOEs;

(iv)
the Contractual Arrangements do not require any approvals from the PRC governmental authorities under the PRC laws currently in effect, except that:

(a)
the exercise of the option by our WFOEs of its rights under the exclusive option agreements to acquire all or part of the equity interests in the VIEs is subject to the approvals of, filing with and/or registrations with the PRC regulatory authorities;

(b)
the equity pledges contemplated under the equity pledge agreements are subject to the registration with the relevant SAMR;

(c)
the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be recognized by the PRC courts before compulsory enforcement; and

(v)
Each of the agreements under the Contractual Arrangements is valid, legal and binding under the PRC laws, and enforceable against the relevant party to such agreements in accordance with their respective terms, except that the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of the VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of the VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of the Company) and the PRC (being the place of incorporation of the VIEs) also have jurisdiction for the grant and/or enforcement of arbitral award and interim remedies against the shares and/or assets of the VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in the VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China.

Our PRC Legal Adviser is of the view that the each of the agreements under the Contractual Arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect. However, our PRC Legal Adviser also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Adviser, the Directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. See the section headed “Risk Factors — Risks Related to Our Corporate Structure.”
As of the Latest Practicable Date, the Company has not received any enquiries, comments, instructions, guidance or other concerns from any PRC authorities (including the CSRC) with respect to our listing plan or Contractual Arrangements.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Under the exclusive business cooperation agreements, it is agreed that, in consideration of the services provided by the WFOEs, the VIEs shall respectively pay service fees to the WFOEs, the amount of which will be determined by our WFOEs. Accordingly, each of WFOEs has the ability, at its sole discretion, to extract

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substantially all of the economic benefit of the Consolidated Affiliated Entities through the exclusive business cooperation agreements.
In addition, under the exclusive option agreements, each of WFOEs has acquired contractual control over the distribution of dividends or any other amounts to the equity holders of the VIEs as prior written consent of our WFOEs respectively is required before any distribution can be made by the VIEs respectively. In the event that the registered shareholders of the VIEs receive any profit distribution or dividend from the VIEs, the shareholders must arrange to pay or transfer such amount (subject to the relevant PRC laws and regulations) to our WFOEs, as appropriate.
As a result of the Contractual Arrangements, the Company has obtained control of the Consolidated Affiliated Entities and, at the Company’s sole discretion, can receive substantially all of the economic interest returns generated by the Consolidated Affiliated Entities. Accordingly, the results of operations, assets and liabilities, and cash flows of the Consolidated Affiliated Entities are consolidated into the Company’s financial statements.
As advised by our PRC Legal Adviser, each of the agreements under the Contractual Arrangements, including the exclusive business cooperation agreements and exclusive options agreements, is enforceable under the PRC laws and regulations. Accordingly, our Directors consider that the Company can consolidate the financial results of the Consolidated Affiliated Entities into the Group’s financial information as if they were the Company’s subsidiaries. The basis of consolidating the results of the Consolidated Affiliated Entities is disclosed in Note 1(d) to the Accountant’s Report set out in Appendix I to this document.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii)
the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the Listing; and

(iv)
the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, and review the legal compliance of the WFOEs and the Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Regulations on the Implementation of the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.

CONTRACTUAL ARRANGEMENTS

Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including the Group. We use the Contractual Arrangements to establish control of the Consolidated Affiliated Entities, by the WFOEs, through which we operate the Relevant Business in the PRC. As advised by our PRC Legal Adviser, since contractual arrangements are not specified as foreign investment under the Foreign Investment Law and if future laws, regulations and provisions prescribed by the State Council do not incorporate contractual arrangements as a form of foreign investment, our Contractual Arrangements as a whole and each of the agreements comprising the Contractual Arrangements will not be affected and will continue to be legal, valid and binding on the parties with an exception, for which, see “Contractual Arrangements — Legality of the Contractual Arrangements.”
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors invest in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of the Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. See “Risk Factors — Risks Related to Our Corporate Structure.”

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2020 and 2021, including certain supplemental and updated disclosures made in connection with the Listing.

OVERVIEW
Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2021, we facilitated over 4.5 million housing transactions on our platform with an aggregate GTV of RMB3,853.5 billion, making us the largest housing transactions and services platform in China, and a top three commerce platform across all industries globally, both in terms of GTV, according to the CIC Report.
We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of emerging and other services, such as financial services and home renovation services.
Our total net revenues increased by 53.2% from RMB46.0 billion in 2019 to RMB70.5 billion in 2020, and further by 14.6% to RMB80.8 billion (US$12.7 billion) in 2021. We recorded a net loss of RMB2,180 million in 2019, a net income of RMB2,778 million in 2020 and a net loss of RMB525 million (US$82 million) in 2021. Excluding the impact of share-based compensation expenses, we achieved an adjusted net income (Non-GAAP measure) of RMB775 million in 2019, RMB5,031 million in 2020 and RMB1,014 million (US$159 million) in 2021, respectively. See “— Non-GAAP Measure: Adjusted Net Income (Loss)” for a reconciliation of net income (loss) to adjusted net income (loss) (Non-GAAP measure).
IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
As part of Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee welfare benefit plans since February 2020. In 2020, we recognized government grants related to the above support program of approximately RMB916.6 million, which reduced the costs of employee benefits in the consolidated statements of comprehensive income (loss). There was no such program in 2021. It is uncertain whether such government support program will continue in the future.
NON-GAAP MEASURE: ADJUSTED NET INCOME (LOSS)
In addition to net income (loss), we also use adjusted net income (loss) (Non-GAAP measure), to evaluate our business. We have included this non-GAAP financial measure in this document because it is a key measure used by our management to evaluate our operating performance, as it facilitates comparisons of operating performance from period to period and with peer companies. Accordingly, we believe that it provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors do. Our calculation of the non-GAAP financial measure may

FINANCIAL INFORMATION

differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. It should not be considered in isolation from, or as a substitute for, our financial information prepared in accordance with U.S. GAAP.
We define adjusted net income (loss) (Non-GAAP measure) as net income (loss) excluding share-based compensation expenses.
Share-based compensation are non-cash in nature and do not result in cash outflow, and the adjustment has been made during the Track Record Period for consistency. We believe the exclusion of share-based compensation provides investors and our management with greater visibility to the underlying performance of our business operations, facilitates comparison of our results of different periods, and may also facilitate comparison with the results of other companies in our industry.
The following table presents a reconciliation of net income (loss) to adjusted net income (Non-GAAP measure) for each of the periods indicated:
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net income (loss)	(2,180,127)	2,778,323	(524,766)	(82,346)
Add:
Share-based compensation expenses	2,955,590	2,252,589	1,538,287	241,390
Adjusted net income (Non-GAAP measure)	775,463	5,030,912	1,013,521	159,044
During the Track Record Period, in addition to our core operating activities, our financial performance has also been affected by (i) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (ii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iii) impairment of goodwill, intangible assets and other long-lived assets, and (iv) impairment of investments.
DISCUSSION OF KEY BALANCE SHEET ITEMS
The following table sets forth selected information from our consolidated balance sheets as of the dates indicated, which have been extracted from our consolidated financial statements included in Appendix I to this document.
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Total current assets	51,912,486	87,539,101	69,926,354	10,972,970
Total non-current assets	15,352,826	16,756,435	30,392,511	4,769,250
Total assets	67,265,312	104,295,536	100,318,865	15,742,220
Total current liabilities	27,797,675	33,633,346	28,936,137	4,540,711
Total non-current liabilities	7,932,045	3,869,674	4,327,235	679,038
Total liabilities	35,729,720	37,503,020	33,263,372	5,219,749
Total mezzanine equity	40,372,895	—	—	—
Total shareholders’ equity (deficit)	(8,837,303)	66,792,516	67,055,493	10,522,471
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	67,265,312	104,295,536	100,318,865	15,742,220

FINANCIAL INFORMATION

Current Assets and Liabilities
The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(unaudited)
Current assets:
Cash and cash equivalents	24,319,332	40,969,979	20,446,104	3,208,440	16,579,055	2,601,616
Restricted cash	7,380,341	8,567,496	6,286,105	986,427	6,831,221	1,071,968
Short-term investments	1,844,595	15,688,321	29,402,661	4,613,919	26,827,650	4,209,844
Short-term financing receivables, net of allowance for credit losses	2,125,621	3,931,641	702,452	110,230	521,064	81,766
Accounts receivable, net of allowance for credit losses	8,093,219	13,183,559	9,324,952	1,463,288	7,037,958	1,104,409
Amounts due from and prepayments to related parties	927,306	484,349	591,342	92,794	425,966	66,843
Loan receivables from related parties	1,929,076	36,378	42,788	6,714	90,643	14,224
Prepayments, receivables and other assets	5,292,996	4,677,378	3,129,950	491,158	3,162,078	496,199
Total current assets	51,912,486	87,539,101	69,926,354	10,972,970	61,475,635	9,646,869
Current liabilities:
Accounts payable	4,212,705	6,594,846	6,008,765	942,906	4,955,073	777,559
Amounts due to related parties	263,659	254,255	584,078	91,655	419,021	65,754
Employee compensation and welfare payable	9,113,011	11,231,800	9,834,247	1,543,208	8,182,894	1,284,075
Customer deposits payable	4,382,803	6,743,256	4,181,337	656,143	5,624,405	882,592
Income taxes payable	994,815	986,465	567,589	89,067	391,486	61,433
Short-term borrowings	720,000	—	260,000	40,800	356,670	55,969
Lease liabilities current portion	2,222,745	2,625,979	2,752,795	431,974	2,909,278	456,529
Short-term funding debts	2,291,723	1,512,510	194,200	30,474	226,500	35,543
Contract liabilities	593,373	734,157	1,101,929	172,917	1,370,198	215,014
Accrued expenses and other current liabilities	3,002,841	2,950,078	3,451,197	541,567	4,010,740	629,373
Total current liabilities	27,797,675	33,633,346	28,936,137	4,540,711	28,446,265	4,463,841
Net current assets	24,114,811	53,905,755	40,990,217	6,432,259	33,029,370	5,183,028
Our net current assets decreased from RMB41.0 billion (US$6.4 billion) as of December 31, 2021 to RMB33.0 billion (US$5.2 billion) as of March 31, 2022, primarily due to a decrease of RMB3.9 billion (US$0.6 billion) in cash and cash equivalents primarily due to cash consideration paid for the Shengdu Acquisition and long-term investments in deposits and available-for-sale debt investments.
Our net current assets decreased from RMB53.9 billion as of December 31, 2020 to RMB41.0 billion (US$6.4 billion) as of December 31, 2021, primarily due to (i) a decrease of RMB20.5 billion (US$3.2 billion) in cash and cash equivalents, and (ii) a decrease of RMB3.9 billion (US$0.6 billion) in accounts receivable, net of allowance for credit losses, partially offset by an increase of RMB13.7 billion (US$2.2 billion) in short-term investments.

FINANCIAL INFORMATION

Our net current assets increased from RMB24.1 billion as of December 31, 2019 to RMB53.9 billion as of December 31, 2020, primarily due to (i) an increase of RMB16.7 billion in cash and cash equivalents, (ii) an increase of RMB13.8 billion in short-term investments, and (iii) an increase of RMB5.1 billion in accounts receivable, net of allowance for credit losses, partially offset by (i) an increase of RMB2.4 billion in accounts payable, (ii) an increase of RMB2.4 billion in customer deposits payable, and (iii) an increase of RMB2.1 billion in employee compensation and welfare payable.
Cash, cash equivalents, restricted cash, and short-term investments
Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank term deposit and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.
The total amount increased from RMB33.5 billion as of December 31, 2019 to RMB65.2 billion as of December 31, 2020, which was mainly attributable to the cash generated from operating and financing activities, especially to the initial public offering and follow-on public offering of our class A ordinary shares. The total amount decreased from RMB65.2 billion as of December 31, 2020 to RMB56.1 billion (US$8.8 billion) as of December 31, 2021, which was mainly attributable to the net cash used in investing activities of RMB24.9 billion (US$3.9 billion), including RMB18.1 billion (US$2.8 billion) of purchase of long-term investments.
Our short-term investments include bank time deposits and wealth management products. Bank time deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year. Our wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. To estimate the fair value of investment issued by commercial bank with a variable interest rate, we use alternative pricing sources and models utilizing market observable inputs and we classify the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, we classify the valuation techniques that use these inputs as Level 3.
We manage our wealth management products in accordance with our investment management policies and internal control mechanism. In assessing the wealth management products, we apply a number of internal guiding principles, including that (i) the top priority of wealth management is to protect the principal of our investments through risk management; (ii) the proposed investments must not interfere with the cash needs for our ordinary business operations; and (iii) our wealth management activities aim at maximizing returns while ensuring the safety of funds and liquidity. We have a structured, stringent internal approval mechanism in which our management team, including our chief executive officer and chief financial officer, are actively involved. Purchases of any onshore wealth management products in a single transaction or a series of transactions of above RMB5 billion and purchases of any offshore wealth management products must be approved by the Board. Each member of our treasury center which is in charge of wealth management products has over ten years of work experience in banking or investment sectors and has extensive knowledge and experience for investing in domestic and international wealth management products. After the Listing, our investments in wealth management products will be subject to compliance with Chapter 14 of the Listing Rules.
Accounts receivable, net of allowance for credit losses
A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses increased from RMB8.1 billion as of December 31, 2019 to RMB13.2 billion as of December 31, 2020, as we continued to expand our new home transaction service business. Our accounts receivable, net of allowance for credit losses decreased from

FINANCIAL INFORMATION

RMB13.2 billion as of December 31, 2020 to RMB9.3 billion (US$1.5 billion) as of December 31, 2021, primarily due to the improvement of accounts receivable turnover days. As of March 31, 2022, RMB5.0 billion (or 45.8%) of the accounts receivable for new home transaction services as of December 31, 2021 were settled, RMB0.2 billion (or 55.8%) of the accounts receivable for existing home transaction services as of December 31, 2021 were settled, and RMB5.2 billion (or 45.5%) of the accounts receivable overall as of December 31, 2021 were settled. We have historically experienced a relatively lower settlement rate in the first quarter, compared to other periods in a year, as the business and collection activities during the Chinese New Year Holidays are typically less active. Overall, the settlement rate of the accounts receivable is consistent with our accounts receivable turnover days and we do not believe there is any recoverability issue for our accounts receivable.
The following table sets forth a breakdown of our gross accounts receivable and allowance for credit losses and a breakdown of our accounts receivable by type of services as of the dates indicated.
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
New home transaction services	7,838,045	13,546,605	11,026,647	1,730,322
Existing home transaction services	604,191	699,673	365,961	57,427
Emerging and other services	111,945	59,499	83,615	13,121
Accounts receivable	8,554,181	14,305,777	11,476,223	1,800,870
Allowance for credit losses	(460,962)	(1,122,218)	(2,151,271)	(337,582)
– allowance of new home transaction services	(454,996)	(1,108,485)	(2,114,400)	(331,796)
– allowance of others	(5,966)	(13,733)	(36,871)	(5,786)
Accounts receivable, net	8,093,219	13,183,559	9,324,952	1,463,288
Long-term investments, net
Our long-term investments amounted to RMB2,334 million, RMB3,140 million and RMB17.0 billion (US$2.7 billion) as of December 31, 2019, 2020 and 2021, respectively. The significant increase from December 31, 2020 to December 31, 2021 is mainly due to the increase in investments accounted for at fair value which are primarily consisted of long-term wealth management products and equity securities in publicly-listed companies, as well as purchase of available-for-sale debt investments. The following table sets forth a breakdown of the categories of long-term investments we held as of the dates indicated. The investment accounted for at fair values as of December 31, 2021 amounting to RMB6.5 billion (US$1.0 billion) primarily consisted of long-term wealth management products.
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
		(in thousands)
Investments in equity method investees	395,926	689,929	430,292	67,522
Investments accounted for at fair values	1,578,596	2,060,849	6,480,322	1,016,904
Equity investments measured under measurement alternative and NAV practical expedient	144,223	164,785	1,232,735	193,443
Long-term held-to-maturity investments	215,000	224,752	1,081,167	169,659
Available-for-sale debt investments	—	—	7,813,655	1,226,133
Total long-term investments	2,333,745	3,140,315	17,038,171	2,673,661

FINANCIAL INFORMATION

Accounts payable
Our accounts payable was RMB4,213 million, RMB6,595 million and RMB6,009 million (US$943 million) as of December 31, 2019, 2020 and 2021, respectively. This increase in 2020 was primarily the result of increasing payables related to new home transaction services and advertising expenses. Commission payable related to new home transaction services increased from RMB3,528 million as of December 31, 2019 to RMB5,467 million as of December 31, 2020, as increasingly more brokerage firms joined and transacted on our Beike platform and increased the GTV of housing transactions they facilitated on our platform. Consequently, the ending balance of commission payable to them for their services in assisting us selling new homes grew rapidly. The advertising fee payable also increased in 2020, as a result of our effort to promote our Beike platform. The accounts payable decreased from RMB6,595 million as of December 31, 2020 to RMB6,009 million (US$943 million) as of December 31, 2021, which was primarily the result of a decrease in payable related to new home transaction services. As of March 31, 2022, RMB5,554 million (or 92.4%) of the accounts payable as of December 31, 2021 were settled.
The following table represents the accounts payable turnover days for the periods indicated.
	For the Year Ended December 31,
	2019	2020	2021
Account payable turnover days	30	37	35
LIQUIDITY AND CAPITAL RESOURCES
After this Listing, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Working Capital Sufficiency Statement
Our Directors are of the opinion that, taking into account the cash and cash equivalents on hand as of the date of this document and the financial resources available to us, including internally generated funds, we have sufficient working capital for our present requirement, which is, for at least the next 12 months from the date of this document.
RECONCILIATION BETWEEN U.S. GAAP AND IFRS
It should be noted that the consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. Preferred shares, provision for credit losses, lease accounting, share-based compensation, issuance costs in relation to the IPO are the five material reconciling items.
The effects of material differences between our historical financial information prepared under U.S. GAAP and IFRS are as follows:

FINANCIAL INFORMATION

Reconciliation of net income (loss) attributable to KE Holdings Inc. in the consolidated statements of comprehensive income (loss)
	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Net income (loss) attributable to KE Holdings Inc. in the consolidated statements of comprehensive income (loss) as reported under U.S. GAAP	(2,183,546)	2,777,592	(524,129)
IFRS adjustments
Preferred Shares (note (i))	(4,931,024)	(25,292,015)	—
Provision for credit losses (note (ii))	(49,592)	(7,364)	(9,734)
Lease accounting (note (iii))	18,774	10,841	(18,899)
Share-based compensation (note (iv))	(230,341)	196,663	(325,454)
Issuance costs in relation to the IPO (note (v))	—	(45,338)	(24,810)
Net loss attributable to KE Holdings Inc. in the consolidated statements of comprehensive income (loss) as reported under IFRS	(7,375,729)	(22,359,621)	(903,026)
Reconciliation of total shareholders’ equity (deficit) in the consolidated balance sheets
	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Total shareholders’ equity (deficit) as reported under U.S. GAAP	(8,837,303)	66,792,516	67,055,493
IFRS adjustments
Preferred Shares (note (i))	(4,771,008)	—	—
Provision for credit losses (note (ii))	(49,592)	33,561	23,827
Lease accounting (note (iii))	(145,709)	(134,868)	(153,767)
Share-based compensation (note (iv))	—	—	—
Issuance costs in relation to the IPO (note (v))	—	—	(24,810)
Total shareholders’ equity (deficit) as reported under IFRS	(13,803,612)	66,691,209	66,900,743
(i)   Preferred shares
Under U.S. GAAP, we classified the preferred shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain events outside of our control. The preferred shares are recorded initially at fair value, net of issuance costs. We recognized accretion to the respective redemption value of the preferred shares over the period starting from issuance date to the earliest redemption date.
Under IFRS, certain redemption triggering events of the preferred shares are outside of our control. In addition, the holders of the preferred shares are entitled to convert the preferred shares into a variable number of our ordinary shares upon occurrence of certain events. Accordingly, the preferred shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. We designated the entire preferred shares as financial liabilities at fair value through profit or loss such that the preferred

FINANCIAL INFORMATION

shares are initially recognized at fair value, while changes in the fair value due to own credit risk of preferred shares shall be presented in other comprehensive income separately.
(ii)   Provision for credit losses
(1)
Under U.S. GAAP, we have adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, we have adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss (“ECL”) that results from default events that are possible within 12 months after the reporting date is recorded (“stage 1”). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset (“stage 2”). Once there is objective evidence of impairment (“stage 3”), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables to reflect the effect of IFRS 9 in the year ended December 31, 2019, and the difference between IFRS 9 and ASC 326 in the year ended December 31, 2020 and 2021.

(2)
Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, we should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, we subsequently measure the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

(iii)   Lease accounting
Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the “interest” amount is used to accrete the lease liability and to amortize the right-of-use asset.
Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.
(iv)   Share-based compensation
(1)   Awards with performance targets met after the service period
Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

FINANCIAL INFORMATION

(2)   Attribution — awards with graded-vesting features
For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.
(3)   Accounting for forfeitures of share-based awards
Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and we have chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won’t be allowed, forfeitures must be estimated.
(v)   Issuance costs in relation to the IPO
Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.
Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares in the capital market, and were allocated proportionately between our existing and new shares. As a result, we recorded issuance costs associated with the listing of existing shares in the profit or loss.
INDEBTEDNESS
The following table sets forth a breakdown of our financial indebtedness as of the dates indicated.
	As of December 31,				As of March 31,
	2019	2020	2021		2022
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
					(unaudited)
Current:
Short-term borrowings	720,000	—	260,000	40,800	356,670	55,969
Short-term funding debts	2,291,723	1,512,510	194,200	30,474	226,500	35,543
Lease liabilities	2,222,745	2,625,979	2,752,795	431,974	2,909,278	456,529
Sub-total	5,234,468	4,138,489	3,206,995	503,248	3,492,448	548,041
Non-current:
Long-term borrowings	4,890,030	—	—	—	—	—
Long-term funding debts	7,500	15,000	—	—	—	—
Lease liabilities	2,914,240	3,833,914	4,302,934	675,224	4,303,678	675,341
Sub-total	7,811,770	3,848,914	4,302,934	675,224	4,303,678	675,341
Total	13,046,238	7,987,403	7,509,929	1,178,472	7,796,126	1,223,382
As of December 31, 2021, March 31, 2022 and the Latest Practicable Date, save as disclosed in the Accountant’s Report in Appendix I to this document, we did not have significant contingent liabilities.
Except as discussed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of March 31, 2021.

FINANCIAL INFORMATION

OFF-BALANCE SHEET ARRANGEMENTS
We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk. The outstanding amount of such financial guarantees was RMB6.1 billion, RMB11.7 billion, and RMB7.9 billion (US$1.2 billion) as of December 31, 2019, 2020 and 2021, respectively.
INTERNAL CONTROL
In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis.
The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge and experiences to (i) to establish and implement key controls over period end closing and financial reporting and (ii) to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.
To remediate the identified material weakness, we have developed and implemented a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. Furthermore, in late 2020, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements and established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls. These measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. In addition, we will continue to implement aforementioned remediation measures and implement regular and continuous U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, including conducting inhouse training programs and arranging our financial reporting staff to attend external U.S. GAAP training courses. As of December 31, 2021, based on an assessment performed by our management on the remediation measures, we determined that the material weakness had been remediated. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation.
In anticipation of the Listing, we have engaged an internal control consultant to review the effectiveness of our internal controls associated with our business processes, or the Internal Control Review, identify deficiencies and improvement opportunities, provide recommendations on remedial actions, and review the implementation status of these remedial actions. The scope of the Internal Control Review was agreed among our Directors, the Joint Sponsors, and the internal control consultant. The Internal Control Review covered areas such as entity level controls, sales accounts receivable and collection, procurement, accounts payable and payment, fixed assets, cash and treasury management, human resources and payroll, financial reporting and disclosure controls, taxes, IT general controls and insurance. The Internal Control Review described above was conducted based on information provided by the Company and no assurance or opinion was expressed by the internal control consultant.
As a result of the Internal Control Review by the internal control consultant, we identified certain areas that require improvements. We have subsequently taken remedial measures in response to the findings identified and recommendations provided by our internal control consultant. The internal control consultant also performed a follow-up review in December 2021 on our system of internal controls, with regard to the remedial actions taken by us. Having completed these follow-up procedures, the internal control consultant did not identify any material deficiencies in the design of the remediated internal controls. The internal control consultant did not have any further recommendations in respect of the Internal Control Review. The Internal

FINANCIAL INFORMATION

Control Review and the follow-up review performed constitute a Long Form Report engagement pursuant to the relevant technical bulletin AATB1 issued by the Hong Kong Institute of Certified Public Accountants.
As of the Latest Practicable Date, there were no material outstanding issues relating to our internal control. Based on the remediation actions performed by the Directors, our Directors are of the view that the enhanced internal control measures are adequate and effective. In order to assess the remediation actions taken by the Company, the Joint Sponsors have conducted relevant due diligence work, including, among others: (i) discussed with the management of the Company to understand the remediation actions taken by the Company to address the deficiencies identified by the internal control consultant; (ii) obtained and reviewed the internal control report issued by the internal control consultant; (iii) discussed with the internal control consultant to understand the scope of the Internal Control Review, the nature of any findings relating to the financial reporting of the Company, and the enhanced internal control measures taken by the Company to rectify the material deficiencies identified in the Internal Control Review; (iv) discussed with the Reporting Accountant to understand the nature of the material weakness under the PCAOB auditing standards; and (v) obtained and reviewed the supporting documents in relation to the enhanced measures, including but not limited to, (a) the employment contracts of the additional financial and accounting personnel hired by the Company and their resume and qualifications. Among others, the Joint Sponsors noted that each of the additional financial and accounting personnel hired had prior working experience with U.S. GAAP and/or SEC requirements, (b) the Company’s financial reporting personnel’s training records in relation to accounting and financial reporting, covering topics including recognition of revenues, interpretation of the expected loss rate and its application on the Company’s financial statements, interpretation of earnings per share, SEC regulatory requirements and U.S. financial reports framework structure, and the relevant training materials; and (c) internal policies and procedures adopted by the Company. Although the Joint Sponsors are not specialized in PCAOB auditing standards or internal control review under AATB1, having considered the work done by the Company and the internal control consultant and the relevant due diligence conducted by the Joint Sponsors, as well as the difference between “material deficiencies” under AATB1 and “material weakness” under the PCAOB auditing standards, nothing material has come to the Joint Sponsors’ attention which would cause them to disagree with the Directors’ and the internal control consultant’s view that the measures adopted for enhancing the Company’s internal control over financial reporting are adequate and effective.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A ordinary shares or ADSs may be materially and adversely affected.”
LISTING EXPENSES
We expect to incur listing expenses of approximately RMB89.4 million comprising of (1) fees and expenses of legal advisers and accountants of approximately RMB63.0 million and (2) other fees and expenses of approximately RMB26.4 million. Listing expenses are recognised in our consolidated statements of comprehensive income (loss) as and when they are incurred.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to our consolidated financial statements included in the Accountant’s Report in Appendix I to this document.
DISTRIBUTABLE RESERVES
As of December 31, 2021, we did not have any distributable reserves.

FINANCIAL INFORMATION

UNAUDITED PRO FORMA STATEMENT OF ADJUSTED NET TANGIBLE ASSETS
The following unaudited pro forma statement of adjusted net tangible assets of our group prepared in accordance with Rule 4.29 of the Listing Rules is set out below to illustrate the effect of the Listing on the consolidated net tangible assets of our group attributable to the shareholders of the Company as of December 31, 2021 as if the Listing had taken place on that date.
The unaudited pro forma statement of adjusted net tangible assets has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of our group had the Listing been completed as at December 31, 2021 or at any future dates.
	Audited consolidated net tangible assets of the Group attributable to shareholders of the Company as at December 31, 2021	Estimated listing expenses	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per ADS	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per ADS
	(Note 1)	(Note 2)	(Note 3, 4, 5)			(Note 3, 4, 6)
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
Based on 3,548,492,330 Shares in issue immediately prior to the Listing	64,027,014	(89,355)	63,937,659	18.02	54.05	22.05	66.16

Notes:
(1)
The audited consolidated net tangible assets of the Group attributable to shareholders of the Company as at December 31, 2021 is extracted from the Accountant’s Report set out in Appendix I to this document, which is based on the unaudited consolidated net assets of the Group attributable to shareholders of the Company as at December 31, 2021 of approximately RMB66,973,976,000 with an adjustment for the intangible assets and goodwill attributable to shareholders of the Company as at December 31, 2021 of approximately RMB1,141,273,000 and RMB1,805,689,000 respectively.

(2)
In relation to the Listing, the Company expects to incur listing expenses in an aggregate amount of approximately RMB89.4 million which mainly include professional fees to the Joint Sponsors, legal advisers, the legal advisers to the Joint Sponsors and the Reporting Accountant.

(3)
The unaudited pro forma adjusted net tangible assets attributable to shareholders of the Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 3,548,492,330 Shares were in issue immediately prior to the Listing (for the purpose of this unaudited pro forma financial information excluding the 125,692,439 Class A ordinary shares to be issued pursuant to the 2022 Share Incentive Plan, 42,720,185 Class A ordinary shares as of December 31, 2021 and 31,999,998 Class A Ordinary Shares issued in April 2022, which are issued and reserved for future issuance upon the exercising or vesting of awards granted and/or to be granted under the share incentive plans, and the 44,315,854 restricted Class A Ordinary Shares issued as the equity consideration for the Target Acquisition in April 2022) assuming that the Listing had been completed on December 31, 2021 but does not take into account any Shares that may be issued pursuant to the share incentive plans, or any Shares which may be issued or repurchased by us.

(4)
No adjustment has been made to reflect any trading result or other transactions of the Group entered into subsequent to December 31, 2021.

(5)
The unaudited pro forma adjusted net tangible assets per ADS is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that one ADS represents three Shares.

(6)
For the purpose of this unaudited pro forma adjusted net tangible assets, the balances stated in Renminbi are converted into Hong Kong dollars at the rate of HK$1.0 to RMB0.8170. No representation is made that Renminbi amounts have been, could have been or may be converted into Hong Kong dollars, or vice versa, at that rate.

FINANCIAL INFORMATION

(7)
The unaudited pro forma adjusted net tangible assets does not take into account the acquisition of Shengdu Group by the Group subsequent to December 31, 2021. Had such acquisition been taken into account, the unaudited pro forma adjusted net tangible assets per Share would be as follows:

	Audited consolidated net tangible assets of the Enlarged Group attributable to shareholders of the Company as at December 31, 2021	Estimated listing expense	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per ADS	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per Share	Unaudited pro forma adjusted consolidated net tangible assets attributable to the shareholders of the Company per ADS
	(Note i)	(Note ii)		(Note iii)		(Note iii)
	RMB’000	RMB’000	RMB’000	RMB	RMB	HK$	HK$
Based on 3,548,492,330 Shares in issue immediately prior to the Listing	59,955,381	(89,355)	59,866,026	16.87	50.61	20.65	61.95

Notes:
(i)
The audited pro forma net tangible assets of the Enlarged Group attributable to shareholders of the Company as at December 31, 2021 are based on the unaudited pro forma consolidated net assets of the Enlarged Group attributable to the shareholders of the Company (including shareholders’ equity and mezzanine equity) as at December 31, 2021 of approximately RMB66,917,316,000, after deduction of the pro forma intangible assets attributable to the shareholders of the Company and pro forma goodwill amounting to approximately RMB2,204,544,000 and RMB4,757,391,000 respectively.

(ii)
In relation to the Listing, the Company expects to incur listing expenses in an aggregate amount of approximately RMB89.4 million which mainly include professional fees to the Joint Sponsors, legal advisers, the legal advisers to the Joint Sponsors and the Reporting Accountant.

(iii)
The unaudited pro forma net tangible assets of the Enlarged Group attributable to shareholders of the Company per Share is arrived at after the adjustments referred to in the preceding paragraphs and on the basis that 3,548,492,330 Shares were in issue immediately prior to the Listing (for the purpose of this unaudited pro forma financial information excluding i) the 125,692,439 Class A Ordinary Shares to be issued pursuant to the 2022 Share Incentive Plan, ii) 42,720,185 Class A Ordinary Shares as of December 31, 2021 and 31,999,998 Class A Ordinary Shares issued in April 2022, which are issued and reserved for future issuance upon the exercising or vesting of awards granted and/or to be granted under the share incentive plans, and iii) the 44,315,854 restricted Class A Ordinary Shares issued as the equity consideration for the Target Acquisition in April 2022) assuming that the Listing had been completed on December 31, 2021 but does not take into account any Shares which may be issued pursuant to the share incentive plans, or any Shares which may be issued or repurchased by the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL INFORMATION OF SHENGDU
The following management’s discussion and analysis of the financial information of Shengdu should be read in conjunction with “Financial Information of Shengdu Home Renovation Co., Ltd. for the Track Record Period” included in the Accountant’s Report in Appendix I of the document.
Shengdu primarily engages in home renovation services and other services, including non-residential renovation, interior design and sales of furniture and home appliances. Shengdu’s total net revenues increased by 29.5% from RMB3.3 billion in 2020 to RMB4.3 billion in 2021, primarily attributable to the growth of its home renovation services driven by its continued efforts in store expansion and service enhancement. Shengdu’s total net revenues increased by 16.2% from RMB2.8 billion in 2019 to RMB3.3 billion in 2020, primarily attributable to the growth of its non-residential renovation services with increasing number of orders.
Shengdu’s gross profit increased by 22.1% from RMB1.1 billion in 2020 to RMB1.3 billion in 2021, representing gross margin of 32.4% and 30.6%, respectively. The slight decline in gross margin was mainly attributable to the competitive pricing of its home renovation services to attract more customers during a period of store expansion. Shengdu’s gross profit increased by 14.4% from RMB935 million in 2019 to RMB1.1 billion in the 2020, representing gross margin of 32.9% and 32.4%, respectively.

FINANCIAL INFORMATION

The net loss attributable to Shengdu increased from RMB4 million in 2020 to RMB110 million in 2021, representing net loss margin of 0.1% and 2.6%, respectively. The increase in net loss margin was mainly attributable to the increase in operating expenses associated with store expansion. The net loss attributable to Shengdu decreased from RMB88 million in 2019 to RMB4 million in 2020, representing net loss margin of 3.1% and 0.1%, respectively. The decrease in net loss margin was mainly attributable to the decrease of operating expenses due to rental relief and costs controls amid the COVID-19 pandemic.
Shengdu’s total cash, cash equivalent and short-term investments increased from RMB942 million as of December 31, 2019 to RMB1.4 billion as of December 31, 2020, and further increased to RMB1.5 billion as of December 31, 2021, primarily attributable to net cash generated from operating activities. Shengdu’s total assets increased from RMB1.5 billion as of December 31, 2019 to RMB2.1 billion as of December 31, 2020, and further increased to RMB2.7 billion as of December 31, 2021, primarily attributable to the above-mentioned increase in cash, cash equivalents and short-term investments, as well as its business expansion.
NO MATERIAL ADVERSE CHANGE
After performing sufficient due diligence work that our Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since December 31, 2021, being the end date of the periods reported on in the Accountant’s Report included in Appendix I to this document, and there is no event since December 31, 2021 which would materially affect the information shown in the Accountant’s Report in Appendix I to this document.
DISCLOSURE UNDER RULES 13.13 TO 13.19 OF THE LISTING RULES
Our Directors confirm that, except as otherwise disclosed in this document, as of the Latest Practicable Date, there was no circumstance that would give rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated and supplemental information concerning directors and senior management in the Listing Application.
BOARD OF DIRECTORS
Mr. Hui Zuo (左暉), our founder and permanent chairman emeritus, was a pioneer, visionary and respected leader in China’s housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. Zuo, together with Beike’s co-founders, Mr. Peng and Mr. Shan, had led our senior management to execute his strong vision to build and launch our Beike platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. Zuo’s values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.
Upon the Listing, the Board will consist of eight Directors, including four executive Directors, one non-executive Director and three independent non-executive Directors. The following table provides certain information about our Directors:
Name	Position	Age	Date of appointment as Director	Date of joining the Group	Role and responsibility
Yongdong Peng (彭永東)	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer	42	December 18, 2018	January 2010	Overall strategy, business development and management of the Company
Yigang Shan (單一剛)	Co-founder and Executive Director	49	July 6, 2018	December 2007	Overall strategy and business development; member of the nomination committee
Tao Xu (徐濤)	Executive Director and Chief Financial Officer	48	August 11, 2021(1)	November 2016	Overall strategy, business development, accounting, financing, internal control, capital market activities and legal functions
Wangang Xu (徐萬剛)	Executive Director and Chief Operating Officer	56	May 24, 2021(2)	December 2015	Overall strategy, business development and operation of the Company’s business
Jeffrey Zhaohui Li (李朝暉)	Non-executive Director	46	December 18, 2018	December 2018	Providing professional opinion and judgment to the Board
Xiaohong Chen (陳小紅)	Independent Non-executive Director(3)	52	August 12, 2020	August 2020	Providing independent opinion and judgment to the Board; chairperson of the audit committee; chairperson of nomination committee;

DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Age	Date of appointment as Director	Date of joining the Group	Role and responsibility
					member of the compensation committee; member of the corporate governance committee
Hansong Zhu (朱寒松)	Independent Non-executive Director	52	August 11, 2021	August 2021	Providing independent opinion and judgment to the Board; chairperson of the corporate governance committee; member of the audit committee; member of the compensation committee; member of the nomination committee
Jun Wu (武軍)	Independent Non-executive Director	53	March 29, 2022	March 2022	Providing independent opinion and judgment to the Board; chairperson of the compensation committee; member of the audit committee; member of the corporate governance committee

Notes:
(1)
Mr. Tao Xu also served as a Director from December 2018 to August 2020.

(2)
Mr. Wangang Xu also served as a Director from December 2018 to August 2020.

(3)
H Capital’s shareholding in the Company will remain below 1% during the period of Ms. Xiaohong Chen’s role as an independent non-executive Director.

Founder and Permanent Chairman Emeritus
Hui Zuo (左暉), is our founder and permanent chairman emeritus.
Mr. Zuo served as our chairman since he founded Beijing Lianjia in 2001. In addition, Mr. Zuo held positions in various social organizations, such as the vice president of China Institute of Real Estate Appraisers and Agents since 2013, the vice president of the China Real Estate Chamber of Commerce since 2016, and a standing member of the 12th Executive Committee of All-China Federation of Industry and Commerce since 2017.
Executive Directors
Yongdong Peng (彭永東), aged 42, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company.
Mr. Peng co-founded Beike with Mr. Zuo and Mr. Shan and has been serving as the chairman of the Board since May 2021 and an executive Director since December 2018. Mr. Peng has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd. (鏈家 網(北京)科技有限公司) (currently known as Beike Beijing), a wholly-owned subsidiary of the Company, since April 2017 and successively served as the vice general manager and general manager of Beijing Lianjia since January 2010.
During his terms, Mr. Peng, with extensive managerial and strategic consulting experience, was the mastermind behind of the Company’s digitalization efforts and led the Group to achieve multiple key milestones, including: (i) leading the Company’s digital initiatives and contributing significantly to the Group’s

DIRECTORS AND SENIOR MANAGEMENT

transformation into an integrated online and offline platform since 2010, such as launching Lianjia Online, the predecessor of Lianjia.com; (ii) collectively introducing the ACN and striving to create a powerful network with industry participants since 2011; (iii) leading the launch of Lianjia mobile app, further promoting the rapid development of the Company’s Housing Dictionary, and promoting the implementation of “authentic property listings” through online transformation in 2011; (iv) leading to establish Lianjia.com in 2014; (v) co-founding the Beike platform in 2018; (vi) leading and promoting the establishment of Huaqiao Academy in 2019; (vii) actively involving in the Company’s US IPO in August 2020; (viii) actively involving in overseeing the recruitment of all key management staff; and (ix) contributing to the Group’s continuous development through his executive role in the Company and strategic vision.
Mr. Peng has accumulated extensive experience in technology and strategic consulting. Prior to joining the Group, Mr. Peng served as a senior consultant of strategy and revolution at IBM China Company Limited (國際商業機器(中國)有限公司) from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. (伊博電源(杭州)有限公司) from August 2001 to March 2003.
Mr. Peng received a bachelor’s degree in electrical engineering and automation from Zhejiang University in June 2001 and an IMBA degree from Tsinghua University in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).
Yigang Shan (單一剛), aged 49, is the co-founder and an executive Director of the Company.
Mr. Shan co-founded Beike with Mr. Zuo and Mr. Peng. Mr. Shan has been serving as an executive Director of the Company since July 2018. He served as a director of Beijing Lianjia from December 2007 to September 2021 and has been deeply involved in all strategic decisions of Beijing Lianjia in its early development stage, which lays the foundation for the Group.
During his terms, Mr. Shan, with profound industry insight, led the Group to achieve multiple key milestones, including: (i) leading the Company to develop preliminary thinking and strategy of migrating transaction steps and services online in 2008; (ii) leading the Group to establish cooperative relations with many other players in the industry in 2008, which laid the foundation for the Group’s future nationwide development strategy; (iii) contributing to the Group’s collaboration with IBM to further develop and refine the “moving online” strategy in 2009; (iv) leading the Group to expand its nationwide footprints through establishing branches, acquisition and other methods from 2011 to 2014; (v) leading the Group to complete the acquisition of over 20 brokerage companies from 2015 and 2018; (vi) securing various financings from external investors to the Group since 2016; (vii) actively involving in overseeing the recruitment of all key management staff; and (viii) contributing to the Group’s continuous development through his executive role in the Company and strategic vision.
Mr. Shan has accumulated a deep understanding and experience in the real estate brokerage industry as a veteran and pioneer in the industry. Prior to joining the Group, Mr. Shan was a co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. (大連好旺角房屋經紀有限公司), a China-based company engaged in real estate brokerage business, from December 1999 to November 2007.
Mr. Shan received an EMBA degree from Tsinghua University in January 2019.
Tao Xu (徐濤), aged 48, is an executive Director and the chief financial officer of the Company.
Mr. Tao Xu has been serving as an executive Director since August 2021 and also served as a Director from December 2018 to August 2020. Mr. Tao Xu has been the chief financial officer of Beike since November 2016. Prior to joining the Group, Mr. Tao Xu served as the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. (北京市商湯科技開發有限公司) from June 2016 to October 2016. From August 2014 to December 2015, Mr. Tao Xu served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. (北京嘀嘀無限科技發展有限公司). From September 2011 to July 2014, Mr. Tao Xu served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. (達科信息科技(北京)有限公司). From April 2008 to February 2011, Mr. Tao Xu served as the financial director of China Region of Sun Microsystems China Co., Ltd. (太陽計算機系統(中國)有限公司). From May 2001 to March 2008, Mr. Tao

DIRECTORS AND SENIOR MANAGEMENT

Xu successively served as the financial director of Greater China and the chief financial officer at Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司). From 1999 to 2001, Mr. Tao Xu served as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. (北京搜狐互聯網信息服務有限公司). Prior to that, Mr. Tao Xu worked at Pepsi.
Mr. Tao Xu received his bachelor’s degree in economics from Capital University of Economics and Business in July 1996 and a master’s degree of commerce in international professional accounting from the University of New South Wales in October 2005.
Wangang Xu (徐萬剛), aged 56, is an executive Director and the chief operating officer of the Company.
Mr. Wangang Xu has been serving as an executive Director since May 2021 and the chief operating officer of the Company since April 2021, and also served as a Director from December 2018 to August 2020. He served as the co-chief operating officer of the Company from May 2018 to April 2021. From July 2017 to May 2018, Mr. Wangang Xu served as the head of the western region of the Group and was responsible for the overall operation management of the western region of the Company. From December 2015 to June 2017, Mr. Wangang Xu served as the general manager of Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司) (“Sichuan Lianjia”), a wholly-owned subsidiary of the Company. Mr. Wangang Xu founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. (四川伊甸城房產電子商務有限公司) in August 2004 which was deregistered in March 2014 and Sichuan Eden City Real Estate Brokerage Co., Ltd. (四川伊甸城不動產經紀有限公司) in December 2009 and served as the general manager, the latter of which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. (四川伊誠房地產經紀有限公司) in April 2011, and was subsequently acquired by Beijing Lianjia in December 2015 and renamed as Sichuan Lianjia. Mr. Wangang Xu served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. (成都成電萬通投資有限公司) from September 2001 to September 2004. Mr. Wangang Xu successively served as a staff member and manager in technology R&D department of No.10 Research Institute of Ministry of Electronics Industries (電子工業部第十研究所) (currently known as China Electronics Technology Group Corporation No.10 Research Institute (中國電子科技集團公司第十研究所)) from September 1986 to August 2001.
Mr. Wangang Xu received a bachelor’s degree in electronic engineering from Chengdu Institute of Radio Engineering (成都電訊工程學院, currently known as University of Electronic Science and Technology of China (電子科技大學)) in July 1986.
Non-executive Director
Jeffrey Zhaohui Li (李朝暉), aged 46, is a non-executive Director of the Company.
Mr. Jeffrey Zhaohui Li has been serving as a Director since December 2018 and was re-designated as a non-executive Director with effect from the Listing Date. Mr. Jeffrey Zhaohui Li joined Tencent, a company listed on the Stock Exchange with stock code 700 in March 2011, and currently serves as the vice president and the head of mergers and acquisitions department at Tencent, and as the managing partner of Tencent Investment. He was an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. Jeffrey Zhaohui Li held various positions related to product and business in Google and Nokia.
Mr. Jeffrey Zhaohui Li also holds directorships at various other public companies. Mr. Jeffrey Zhaohui Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of Zhihu Inc., a company listed on the NYSE under the symbol “ZH,” and the Stock Exchange with the stock code 2390 since September 2015. He has been a director of Howbuy Wealth Management Co., Ltd. (好買財富管理股份有限公司), a company listed on the National Equities Exchange and Quotations (全國中小企業股份轉讓系統) with stock code 834418, since December 2013. Mr. Jeffrey Zhaohui Li served as a director of Missfresh Limited, a company listed on the Nasdaq under the symbol “MF,” from June 2017 to November 2021. He has also been a director of Amer Sports Holding (Cayman) Limited (previously named Mascot JVCo (Cayman) Limited, which was delisted from Nasdaq in September 2019) since April 2019.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Jeffrey Zhaohui Li received a bachelor’s degree in economics majoring in enterprise management from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.
Independent Non-executive Directors
Xiaohong Chen (陳小紅), aged 52, is an independent non-executive Director of the Company.
Ms. Xiaohong Chen has been serving as an independent Director of the Company since August 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date. She has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. Xiaohong Chen served as a managing director at Tiger Global from September 2004 to February 2012, responsible for its investment activities in China. Ms. Xiaohong Chen served as a vice president of Joyo.com from February 2004 to September 2004. Ms. Xiaohong Chen worked at Veronis Suhler Stevenson from July 1994 to February 2004, where she lastly served as a managing director.
Ms. Xiaohong Chen received a bachelor’s degree in history from Peking University in July 1992 and a master’s degree in library service from Rutgers University in May 1994.
Hansong Zhu (朱寒松), aged 52, is an independent non-executive Director of the Company.
Mr. Hansong Zhu has been serving as an independent Director of the Company since August 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Hansong Zhu has been serving as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, since March 2020 and Missfresh Limited, a company listed on the Nasdaq under the symbol “MF,” since June 2021. Mr. Hansong Zhu worked for Goldman Sachs Group Inc. (“Goldman Sachs”) from June 2000 to December 2019 and successively served several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. Hansong Zhu was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. Hansong Zhu worked at China International Capital Corporation Limited from November 1995 to June 2000.
Mr. Hansong Zhu received a bachelor’s degree in economics from Nanjing University in July 1991 and a master’s degree in economics from Peking University in July 1994.
Jun Wu (武軍), aged 53, is an independent non-executive Director of the Company.
Mr. Jun Wu has been serving as an independent Director of the Company since March 2022 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Jun Wu is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. (北京鐳場景科技有限公司) since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. (北京市萬智生科技有限公司) where he joined in March 2017. He has also been serving as an independent non-executive director of Beijing Evercare Medical Technology Group Co., Ltd. (北京伊美爾醫療科技集團股份公司) since July 2021.
From August 2010 to May 2017, Mr. Jun Wu held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, he served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd. (軟通動力信息技術(集團)股份有限公司), a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. Jun Wu served as a vice president in the finance department at Huawei Technologies Co., Ltd. (華為技術有限公司) from May 2006 to February 2008. From April 1997 to June 2005, he worked for Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司) and held various positions, lastly as the chief

DIRECTORS AND SENIOR MANAGEMENT

financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd (SAP(北京)軟件系統有限公司). Prior to that, Mr. Jun Wu held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. (和路雪(中國)有限公司) from January 1991 to April 1995.
Mr. Jun Wu graduated from the University of International Business and Economics (對外經濟貿易大學) with a diploma majoring in international accounting in July 1989. He received a master’s degree in business administration from City University of Seattle in June 1999.
Other Disclosure Pursuant to Rule 13.51(2) of the Listing Rules
Save as disclosed in this section and the section headed “Business — Legal Proceedings and Compliance — Legal Proceedings” in this document, (1) none of the Directors had held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately prior to the Latest Practicable Date, (2) there is no other matter in respect of each of the Directors that is required to be disclosed pursuant to Rules 13.51(2)(a) to (v) of the Listing Rules, and (3) there is no other material matter relating to our Directors that needs to be brought to the attention of the Shareholders.
SENIOR MANAGEMENT
Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group:
Name	Position	Age	Date of Joining our Group	Role and responsibility
Yongdong Peng (彭永東)	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer	42	January 2010	Overall strategy, business development and management of the Company
Yigang Shan (單一剛)	Co-founder and Executive Director	49	December 2007	Overall strategy and business development; member of the nomination committee
Tao Xu (徐濤)	Executive Director and Chief Financial Officer	48	November 2016	Overall strategy, business development, accounting, financing, internal control, capital market activities and legal functions
Wangang Xu (徐萬剛)	Executive Director and Chief Operating Officer	56	December 2015	Overall strategy, business development and operation of the Company’s business
Yongdong Peng (彭永東), aged 42, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company. For further details, please refer to the section headed “— Executive Directors” above.
Yigang Shan (單一剛), aged 49, is the co-founder and an executive Director of the Company. For further details, please refer to the section headed “— Executive Directors” above.

DIRECTORS AND SENIOR MANAGEMENT

Tao Xu (徐濤), aged 48, is an executive Director and the chief financial officer of the Company. For further details, please refer to the section headed “— Executive Directors” above.
Wangang Xu (徐萬剛), aged 56, is an executive Director and the chief operating officer of the Company. For further details, please refer to the section headed “— Executive Directors” above.
JOINT COMPANY SECRETARIES
Matthew Huaxia Zhao (趙華夏) has been appointed as one of our joint company secretaries taking effect upon the Listing.
Mr. Matthew Huaxia Zhao has been serving as the senior director of the investor relationship department of the Company since October 2020. Prior to joining the Group, he served as the general manager of the investor relationship department of JOYY INC., a company listed on the Nasdaq under the symbol “YY,” from November 2017 to October 2020. He served as the senior director of the investor relationship department of Phoenix New Media Limited, a company listed on the NYSE under the symbol “FENG,” from July 2011 to October 2017. He served as a director of the investor relationship department of Ku6 Media Co., Ltd., a company listed on the Nasdaq under the symbol “KUTV,” from March 2010 to June 2011.
Mr. Matthew Huaxia Zhao received a master’s degree in law from the University of Sydney in May 2007 and a graduate diploma in translation from University of Western Sydney in September 2008.
Lau Yee Wa (劉綺華) has been appointed as one of our joint company secretaries taking effect upon the Listing.
Ms. Lau is an Associate Director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.
Ms. Lau currently serves as the company secretary/joint company secretary in several listed companies on the Stock Exchange, namely, BAIOO Family Interactive Limited (stock code: 2100), Meituan (stock code: 3690), Transmit Entertainment Limited (stock code: 1326), Jiayuan International Group Limited (stock code: 2768), Everest Medicines Limited (stock code: 1952), Li Auto Inc. (stock code: 2015) and Zhihu Inc. (stock code: 2390).
Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute in the United Kingdom. Ms. Lau obtained her bachelor of business administrative management from the University of South Australia.
DIRECTORS’ REMUNERATION
For details of the appointment letters that we have entered into with our Directors, see “Statutory and General Information — Further Information about Our Directors — Particulars of Letters of Appointment” in Appendix IV to this document.
The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme and discretionary bonuses.
The aggregate amount of remuneration (including fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme and discretionary bonuses) for the Directors for the years ended December 31, 2019, 2020 and 2021 was RMB2,335.8 million, RMB275.5 million and RMB24.3 million, respectively.

DIRECTORS AND SENIOR MANAGEMENT

The aggregate amount of remuneration (including basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme, and discretionary bonuses) for the five highest paid individuals of the Group, excluding the Directors, for the years ended December 31, 2019, 2020 and 2021 were RMB224.8 million, RMB615.4 million and RMB306.0 million, respectively.
Under the arrangement currently in force, the Company expects that the aggregate amount of remuneration (including fees, basic salaries, housing fund, allowances and benefits in kind, employer’s contributions to a retirement benefit scheme and discretionary bonuses but excluding the restricted Class A Ordinary Shares granted to Mr. Peng and Mr. Shan pursuant to the 2022 Share Incentive Plan) to be paid to the Directors for the year ending December 31, 2022 will be approximately RMB34.6 million.
Further information on the remuneration of the Directors and the five highest paid individuals during the Track Record Period is set out in the Accountant’s Report in Appendix I to this document.
Save as disclosed above, no other payments have been paid or are payable in respect of the Track Record Period to the Directors by our Group.
During the Track Record Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Track Record Period for the loss of any office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the Track Record Period.
CORPORATE GOVERNANCE
Audit Committee
Our audit committee is in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules (with effect from the Listing). The primary duties of the audit committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board.
Upon the Listing, the audit committee will consist of three members, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. The chairperson of the audit committee upon the Listing will be Ms. Xiaohong Chen, who is an independent non-executive Director with the appropriate accounting and related financial management expertise as required under Rules 3.10(2) and 3.21 of the Listing Rules.
Compensation Committee
Our compensation committee is in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules (with effect from the Listing). The primary duties of the compensation committee are, among other things, to review and make recommendations to the Board regarding the remuneration packages, bonuses and other compensation payable to the Directors and senior management.
Upon the Listing, the compensation committee will consist of three members, namely Mr. Jun Wu, Ms. Xiaohong Chen, and Mr. Hansong Zhu. The chairperson of the compensation committee upon the Listing will be Mr. Jun Wu.
Nomination Committee
Our nomination committee is in compliance with the Corporate Governance Code as set out in Appendix 14 to the Listing Rules and Chapter 8A of the Listing Rules (with effect from the Listing). The primary duties of the nomination committee are, among other things, to make recommendations to the Board regarding the appointment of Directors and Board succession. The existing nominating and corporate governance committee of the Company will be re-designated and separated into (i) the nomination committee

DIRECTORS AND SENIOR MANAGEMENT

and (ii) the corporate governance committee with effect from the Listing. Upon the Listing, the nomination committee will comprise of three members, namely Ms. Xiaohong Chen, Mr. Shan and Mr. Hansong Zhu. The chairperson of the nomination committee upon the Listing will be Ms. Xiaohong Chen.
Corporate Governance Committee
Our corporate governance committee is in compliance with the Corporate Governance Code as set out in Appendix 14 to the Listing Rules and Chapter 8A of the Listing Rules (with effect from the Listing). The primary duties of the corporate governance committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting right structures of the Company.
Upon the Listing, the corporate governance committee will comprise of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. The chairperson of the corporate governance committee upon the Listing will be Mr. Hansong Zhu. For details of their experiences in corporate governance related matters, please refer to the biographies of the independent non-executive Directors in the section headed “— Independent Non-Executive Directors” above.
In accordance with Rule 8A.30 of the Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes, among others:
(a)
to develop and review periodically, the corporate governance principles adopted by the Board to assure that they are appropriate for the Company and comply with the requirements of the Stock Exchange, and recommend any desirable changes to the Board;

(b)
to advise the Board periodically with respect to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the Board on all matters of corporate governance and on any corrective action to be taken;

(c)
to review and monitor the training and continuous professional development of directors and senior management;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with Appendix 14 to the Listing Rules and disclosure in the corporate governance report under Appendix 14 to the Listing Rules;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all its Shareholders;

(g)
to confirm, on an annual basis, that the beneficiaries of weighted voting rights have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the beneficiaries of weighted voting rights have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary or Consolidated Affiliated Entity of the Company and/or Shareholders of the Company (considered as a group) on one hand and any beneficiary of weighted voting rights on the other;

DIRECTORS AND SENIOR MANAGEMENT

(j)
to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary or Consolidated Affiliated Entity of the Company on one hand and any beneficiary of weighted voting rights on the other hand, and make a recommendation to the Board on any such transaction;

(k)
to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser;

(l)
to report on the work of the corporate governance committee on at least a half yearly and annual basis covering all areas of its terms of reference;

(m)
to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in (i), (j) and (k) in its report referred to in sub-paragraph (l) above;

(n)
to guide and review the formulation of the Company’s ESG vision, strategies, etc., and report and make recommendations to the Board; and

(o)
to review the ESG reports to be disclosed by the Company, and report and make recommendations to the Board.

Pursuant to Rule 8A.32 of the Listing Rules, the corporate governance report prepared by the Company for inclusion in our interim and annual reports after the Listing will include a summary of the work of the corporate governance committee for the relevant period.
Role of our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in Code Provisions C.1.2., C.1.6 and C.1.7 of part 2 of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules. The functions of the independent non-executive Directors include:
(a)
participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
taking the lead where potential conflicts of interests arise;

(c)
serving on the audit, compensation, nomination and corporate governance committees, if invited;

(d)
scrutinizing the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
giving the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
making a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)
attending general meetings to gain and develop a balanced understanding of the views of our Shareholders.

Chairman of the Board and Chief Executive
Pursuant to Code Provision C.2.1 of part 2 of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. We do not have a separate chairman and chief executive officer and Mr. Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent

DIRECTORS AND SENIOR MANAGEMENT

leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.
COMPLIANCE ADVISER
We have appointed Maxa Capital Limited as our compliance adviser (the “Compliance Adviser”) pursuant to Rules 3A.19 and 8A.33 of the Listing Rules. The Compliance Adviser will provide us with guidance and advice as to compliance with the requirements under the Listing Rules and applicable Hong Kong laws. Pursuant to Rules 3A.23 and 8A.34 of the Listing Rules, the Compliance Adviser will advise our Company, among others, in the following circumstances:
(a)
before the publication of any regulatory announcement, circular, or financial report;

(b)
where a transaction, which might be a notifiable or connected transaction, is contemplated, including share issues and share repurchases;

(c)
where the Stock Exchange makes an inquiry to the Company regarding unusual movements in the price or trading volume of its listed securities or any other matters in accordance with Rule 13.10 of the Listing Rules;

(d)
the WVR structure;

(e)
transactions in which any beneficiary of weighted voting rights in the Company has an interest; and

(f)
where there is a potential conflict of interest between the Company, its subsidiary and the Consolidated Affiliated Entities and/or Shareholders (considered as a group) on one hand and any beneficiary of weighted voting rights in the Company on the other hand.

The term of appointment of the Compliance Adviser shall commence on the Listing Date. Pursuant to Rule 8A.33 of the Listing Rules, the Company is required to engage a compliance adviser on a permanent basis.
BOARD DIVERSITY POLICY
We will adopt a board diversity policy which sets out the approach to achieve and maintain diversity in our Board. Pursuant to our board diversity policy, selection of Director candidates will be based on a range of diversity perspectives, including but not limited to gender, age, cultural and educational background, industry experience, technical capabilities, professional qualifications and skills, knowledge, length of service and other related factors. We will also consider our own business model and special needs. The ultimate selection of Director candidates will be based on merits of the candidates and contribution that the candidates will bring to our Board.
Our Board currently consists of seven male and one female members, with four executive Directors, one non-executive Director and three independent non-executive Directors, of ages ranging from 42 to 56. We consider that our Board has a balanced mix of skill-set, experience, expertise, and diversity which enhances decision-making capability and the overall effectiveness of the Board in achieving sustainable business operation and enhancing shareholder value.
Our nomination committee will be responsible for the implementation of our board diversity policy. Upon the Listing, our nomination committee will review our board diversity policy from time to time to ensure its continued effectiveness and we will disclose the implementation of our board diversity policy in our corporate governance report on an annual basis.
We are committed to adopting similar approach to promote diversity, including but not limited to gender diversity, at all other levels of the Company from the Board downwards to enhance the effectiveness of our corporate governance as a whole.

DIRECTORS AND SENIOR MANAGEMENT

COMPETITION
Each of the Directors confirms that as of the Latest Practicable Date, he/she did not have any interest in a business which materially competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Listing Rules.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated and supplemental information concerning substantial shareholders in the Listing Application.
So far as our Directors are aware, immediately following the completion of the Introduction (assuming (i) except for the 125,692,439 restricted Class A ordinary shares issued to Mr. Peng and Mr. Shan, no further Class A ordinary shares are issued under the Share Incentive Plans; and (ii) except for the conversion of 727,407,230 Class B ordinary shares held by Propitious Global into Class A ordinary shares, no other Class B ordinary shares are converted into Class A ordinary shares), each of following persons will have an interest and/or short position (as applicable) in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or will, directly or indirectly, be interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at any general meeting of the Company:
	Class A ordinary shares	Class B ordinary shares	Number of Shares	Approximate % of shareholding in respective class of Share of our Company immediately upon completion of the Introduction
Z&Z Trust(1)	885,301,280	—	885,301,280	24.4%
Cantrust(1)	885,301,280	—	885,301,280	24.4%
Grain Bud(1)	885,301,280	—	885,301,280	24.4%
Propitious Global(1)	885,301,280	—	885,301,280	24.4%
Mrs. Zuo(1)	885,301,280	—	885,301,280	24.4%
Baihui Partnership(1)	885,301,280	—	885,301,280	24.4%
Mr. Peng(2)	—	110,116,275	110,116,275	69.7%
	71,824,250	—	957,125,530	26.3%
	885,301,280
Ever Orient International Limited(2)	—	110,116,275	110,116,275	69.7%
	71,824,250	—	71,824,250	2.0%
Mr. Shan(3)	—	47,777,775	47,777,775	30.3%
	53,868,189	—	939,169,469	25.8%
	885,301,280
De Chang Trust(3)	—	47,777,775	47,777,775	30.3%
	53,868,189	—	53,868,189	1.5%
Trident Trust Company (HK) Limited(3)	—	47,777,775	47,777,775	30.3%
	53,868,189	—	53,868,189	1.5%
Sapient Rich Holdings Limited(3)	—	47,777,775	47,777,775	30.3%
	53,868,189	—	53,868,189	1.5%
Clover Rich Limited(3)	—	47,777,775	47,777,775	30.3%
	53,868,189	—	53,868,189	1.5%
Tencent Affiliated Entities(4)	410,842,111	—	410,842,111	11.3%
SB Global Advisers Limited(5)	219,080,949	—	219,080,949	6.0%
SoftBank Vision Fund II-2 L.P.(5)	219,080,949	—	219,080,949	6.0%
SVF II Aggregator (Jersey) LP(5)	219,080,949	—	219,080,949	6.0%
SVF II Holdings (DE) LLC(5)	219,080,949	—	219,080,949	6.0%
SVF II Holdings Subco (DE) LLC(5)	219,080,949	—	219,080,949	6.0%
SVF II Buzzard (Cayman) LP(5)	219,080,949	—	219,080,949	6.0%

SUBSTANTIAL SHAREHOLDERS

Notes:
(1)
Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. As of the Latest Practicable Date, Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 157,894,050 Class A ordinary shares and 727,407,230 Class B ordinary shares. All Class B ordinary shares held by Propitious Global will be converted into Class A ordinary shares on a one-to-one basis immediately upon the completion of the Introduction. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the shares held by Propitious Global.

(2)
110,116,275 Class B ordinary shares and 71,824,250 Class A ordinary shares are held by Ever Orient International Limited, which is wholly-controlled by Mr. Peng.

Mr. Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the Class A ordinary shares interested in by Baihui Partnership under the SFO.
(3)
47,777,775 Class B ordinary shares and 53,868,189 Class A ordinary shares are held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Shan and his family members. Any changes and/or additions of trustee, protector, investment adviser and/or beneficiary(ies) (whether due to death (other than the death of settlor of De Chang Trust himself), resignation, and refusal, unfitness or incapacity to act or otherwise) to De Chang Trust will not affect the control over the voting rights attached to the relevant Class B ordinary shares as Mr. Shan being the settlor retain an element of control of the De Chang Trust.

Mr. Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and is therefore deemed to be interested in the Class A ordinary shares interested in by Baihui Partnership under the SFO.
(4)
Based on the latest Schedule 13D filed with the SEC on August 24, 2020, (i) 49,169,495 Class A ordinary shares were held by Morespark Limited; (ii) 33,625,445 Class A ordinary shares were held by Parallel Stellar Investment Limited; (iii) 245,499,801 Class A ordinary shares (including 20,400,000 Class A ordinary shares represented by 6,800,000 ADSs) were held by Tencent Mobility Limited; (iv) 78,947,370 Class A ordinary shares were held by Parallel Galaxy Investment Limited; and (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs were held by Sunshine Peak Holding Limited.

(5)
Based on the latest Schedule 13G/A filed with the SEC on February 14, 2022, 219,080,949 Class A ordinary shares were directly held by SVF II Buzzard (Cayman) LP (“Buzzard”). SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) LP, which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II Holdings Subco (DE) LLC, which is the general partner of Buzzard. SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments.

Save as disclosed above, our Directors are not aware of any person who will, immediately following the completion of the Introduction (assuming (i) except for the 125,692,439 restricted Class A ordinary shares issued to Mr. Peng and Mr. Shan, no further Class A ordinary shares are issued under the Share Incentive Plans; and (ii) except for the conversion of 727,407,230 Class B ordinary shares held by Propitious Global into Class A ordinary shares, no other Class B ordinary shares are converted into Class A ordinary shares), have an interest and/or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or will, directly or indirectly, be interested in 10% or more of any class of share capital carrying rights to vote in all circumstances at any general meeting of the Company. Our Directors are not aware of any arrangement which may at a subsequent date result in a change of control of the Company.

CONNECTED TRANSACTIONS

The following section sets forth sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Stock Exchange Listing Rules in the Listing Application.
OVERVIEW
Prior to the Listing, we have entered into certain transactions in our ordinary and usual course of business with the Company’s connected persons and their respective associates, which will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules upon the Listing.
As our ADSs are listed on the NYSE, we will continue to be subject to and regulated by the listing rules of the NYSE and other applicable U.S. securities laws and regulations so far as our ADSs remain listed on the NYSE. The requirements of the Listing Rules in relation to connected transactions are different from those in the U.S. securities laws and regulations and the listing rules of the NYSE. In particular, the definition of “connected persons” under the Listing Rules is different from the definition of “related party” under the relevant U.S. securities laws and regulations. Therefore, a connected transaction under the Listing Rules may or may not constitute a related party transaction under the relevant U.S. securities laws and regulations, and vice versa.
SUMMARY OF THE CONNECTED PERSONS
The table below sets forth certain entities who will become connected persons of the Company upon the Listing and have entered into certain transactions with us which will constitute our continuing connected transactions under Chapter 14A of the Listing Rules upon the Listing.
Name	Connected Relationship
Ziroom Inc. (“Ziroom,” together with its subsidiaries and consolidated affiliated entities, “Ziroom Group”)	Mrs. Zuo, a controlling shareholder of the Company, held approximately 35.5% equity interests in Ziroom as of the Latest Practicable Date.
Represented Tencent Group(1)	Tencent was one of our substantial shareholders as of the Latest Practicable Date.

Note:
(1)
The “Represented Tencent Group” refers to group members of Tencent, excluding China Literature Limited, Tencent Music Entertainment Group and their respective subsidiaries.

CONNECTED TRANSACTIONS

SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
No.	Nature of Transactions	Counterparty(ies)	Relevant Listing Rules	Waiver(s) Sought	Proposed annual caps for the years ending December 31, (RMB in millions)
					2022	2023	2024
Non-fully Exempt Continuing Connected Transactions
1	Provision of online marketing services	Ziroom Group	14A.35, 14A.76(2), 14A.105	Waiver from strict compliance with announcement requirement	158.0	237.0	355.5
2	Procurement of cloud services and technical services	Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司 (“Tencent Computer”)	14A.35, 14A.76(2), 14A.105	Waiver from strict compliance with announcement requirement	230.0	280.0	340.0
Non-exempt Continuing Connected Transactions
3	Contractual Arrangements	VIEs and their respective registered shareholders	14A.35 14A.36 14A.52 14A.53 14A.105	Waiver from announcement, independent shareholders’ approval, circular, annual cap, and limiting the term to three years	N/A	N/A	N/A
NON-FULLY EXEMPT CONTINUING CONNECTED TRANSACTIONS (SUBJECT TO ANNOUNCEMENT, REPORTING AND ANNUAL REVIEW REQUIREMENTS)
The transactions set out below are entered into in the ordinary and usual course of business and on normal commercial terms where, as the Directors currently expect, the highest applicable percentage ratio for the purpose of Chapter 14A of the Listing Rules will be not less than 0.1% but less than 5% on an annual basis. Accordingly, such transactions will be subject to the announcement, reporting, and annual review requirements under Chapter 14A of the Listing Rules but will be exempted from the circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
1.
Provision of Online Marketing Services

On April 28, 2022, the Company entered into the online marketing services framework agreement (the “Online Marketing Services Framework Agreement”) with Ziroom, pursuant to which, the Group has agreed to provide online marketing services including but not limited to (i) analysis and matching services between properties and customers, (ii) property listing services and (iii) other technical services, to Ziroom Group, and charge relevant services fees.
The initial term of the Online Marketing Services Framework Agreement will commence from the Listing Date and expire on December 31, 2024. The Online Marketing Services Framework Agreement will be subject to the negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.
Subject to the terms of the Online Marketing Services Framework Agreement, the Group will enter into specific agreements with Ziroom Group to set out specific terms and conditions in respect of the online marketing services.

CONNECTED TRANSACTIONS

Reasons for and benefits of the transaction
We serve our customers with diversified needs during our ordinary business. Ziroom Group is primarily engaged in the provision of high-quality long-term apartment rental products and value-added property management services, and has continuous demand for analysis and matching services between properties and customers and property listing services. We believe it will create synergies to our business by providing such online marketing services to Ziroom Group, which will enrich the service portfolios on our Beike platform through adding long-term apartment rental products and value-added property management services from Ziroom Group and satisfy the diversified needs of our customers.
Pricing basis
The service fees of online marketing services contemplated under the Online Marketing Services Framework Agreement shall be determined on an arm’s length basis between the Group and Ziroom Group. Specifically, the service fee in terms of the analysis and matching services, which have contributed most of the revenue generated from the online marketing services, is calculated based on the rental of the leased properties and multiplied by certain fee rates. The fee rates are determined between Ziroom Group and us based on multiple factors, including location and region of such leased properties and types of leases.
Historical figures, annual caps and basis for annual caps
The historical amounts of the service fees generated from the provision of online marketing services by the Group to Ziroom Group were approximately RMB19.3 million, RMB72.3 million and RMB104.9 million for the years ended December 31, 2019, 2020 and 2021, respectively.
The proposed annual caps of the service fees contemplated under the Online Marketing Services Framework Agreement for the years ending December 31, 2022, 2023 and 2024 are RMB158.0 million, RMB237.0 million and RMB355.5 million, respectively.
In arriving at the above annual caps, the Directors have considered, among other things,
(i)
the historical amounts of the transactions of the provision of online marketing services by the Group to Ziroom Group during the Track Record Period. The online marketing services fees received from Ziroom Group increased significantly during the Track Record Period from RMB19.3 million in 2019 to RMB72.3 million in 2020 and further to RMB104.9 million in 2021;

(ii)
the number and terms of existing online marketing service agreements between the Group and Ziroom Group; and

(iii)
the expected fast business expansion of Ziroom Group and the expected average annual growth rate of no less than 50% of its demand on our online marketing services in the next three years based on our current discussion with Ziroom Group.

2.
Procurement of Cloud Services and Technical Services

On April 28, 2022, the Company entered into the cloud services and technical services framework agreement (the “Cloud Services and Technical Services Framework Agreement”) with Tencent Computer, pursuant to which, Tencent Computer (for itself and on behalf of the Represented Tencent Group) has agreed to provide cloud services and other technical services, including but not limited to cloud servers, cloud object storage, classic load balancer, cloud database, live streaming, video on demand, cloud communications, cloud security, domain name resolution services and other products and services, to the Group.
The initial term of the Cloud Services and Technical Services Framework Agreement will commence from the Listing Date and expire on December 31, 2024. The Cloud Services and Technical Services Framework Agreement will be subject to the negotiation at renewal with mutual consent and in compliance with the requirements of the Listing Rules.

CONNECTED TRANSACTIONS

Subject to the terms of the Cloud Services and Technical Services Framework Agreement, we will enter into specific agreements or place specific orders with the Represented Tencent Group to set out specific terms and conditions in respect of the cloud services and technical services.
Reasons for and benefits of the transaction
The Represented Tencent Group is a leading integrated service provider in the PRC which provides a wide range of high quality, reliable and cost-efficient cloud services and technical services. By deploying our certain business on the Represented Tencent Group’s cloud server, we are capable to leverage the flexibility of the cloud computing and support the growth of our business traffic. The Group has a strong demand for cloud services and technical services during its ordinary course of business, and we believe that obtaining such services from an integrated service provider is a cost-effective alternative to build all supporting technology infrastructure internally. In addition, we established strategic cooperation relationship with Tencent Computer in respect of the cloud services and other technical services in 2017 and had been utilizing such resources and services rendered by Represented Tencent Group since then. By entering into the Cloud Services and Technical Services Framework Agreement, we believe that we will be able to (i) improve our IT efficiency, safety and reliability, and (ii) reduce unnecessary resources and costs incurred from the procurement of additional technology hardware and tools, and recruitment of additional information technology and maintenance staff.
Pricing basis
The service fees of cloud services and technical services contemplated under the Cloud Services and Technical Services Framework Agreement shall be determined on an arm’s length basis between the Group and the Represented Tencent Group based on the fee rates disclosed on the relevant official platforms or websites of the Represented Tencent Group and with reference to the prevailing market prices. Before entering into any specific technical service agreement pursuant to the Cloud Services and Technical Services Framework Agreement, our business department will assess our business needs, collect and compare the service fee rates proposed by the Represented Tencent Group with the fee rates offered by other comparable service providers. In addition, we will take into account a number of factors, including but not limited to (i) the exact type of services involved; (ii) the quality, reliability and stability of cloud services and technical services of different service providers; and (iii) the service fee rates. The fee quotes and comparison results will be submitted to the relevant responsible manager of our business department, certain senior management and the audit committee (if applicable) for approval. We will only purchase cloud services and technical services from the Represented Tencent Group when (i) the terms and conditions are fair and reasonable and based on normal or no less favorable commercial terms than those offered by other service providers who can provide comparable services; and (ii) it is in the best interests of the Company and the Shareholders as a whole.
Historical figures, annual caps and basis for annual caps
The historical amounts of the service fees paid to the Represented Tencent Group in respect of the cloud services and technical services were approximately RMB66.6 million, RMB126.6 million and RMB183.6 million for the years ended December 31, 2019, 2020 and 2021, respectively.
The proposed annual caps of the service fees contemplated under the Cloud Services and Technical Services for the years ending December 31, 2022, 2023 and 2024 are RMB230.0 million, RMB280.0 million and RMB340.0 million, respectively.
In arriving at the above annual caps, the Directors have considered, among other things,
(i)
the historical amounts of the service fees paid to the Represented Tencent Group in respect of the cloud services and technical services during the Track Record Period and the existing agreements between the Group and the Represented Tencent Group. The service fees charged for cloud services and technical services provided by the Represented Tencent Group increased significantly during the Track Record Period from RMB66.6 million in 2019 to RMB126.6 million in 2020 and further to RMB183.6 million in 2021. The increase in the service fees was mainly due to our growing demand for efficient, secure and stable IT system and servers to support our overall growth of business which

CONNECTED TRANSACTIONS

relies on massive computing resources and storage resources, as well as the continuous expansion of new business and technologies since the inception of the Company and the Beike platform in 2018;
(ii)
the continued collaboration with the Represented Tencent Group due to its stable and cost-efficient services; and

(iii)
the expected increase of expenses in respect of the cloud services and technical services to be incurred by the Group in the next three years to maintain and further improve the efficiency, security and stability of our IT system. The growing needs of cloud services and technical services resulting from overall growth of our business, expansion of our new businesses and development of our new technology, especially the needs from our fast-growing VR services.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS (SUBJECT TO ANNOUNCEMENT, REPORTING, ANNUAL REVIEW, CIRCULAR AND INDEPENDENT SHAREHOLDERS’ APPROVAL REQUIREMENTS)
Contractual Arrangements
Overview
As disclosed in the section headed “Contractual Arrangements” in this document, due to regulatory restrictions on foreign ownership in the PRC, we conducted a portion of our business through the Consolidated Affiliated Entities in the PRC. See the section headed “Contractual Arrangements” in this document for details of the agreements comprising the Contractual Arrangements.
Listing Rules Implications
The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company under the Listing Rules upon the Listing as certain parties to the Contractual Arrangements will be connected persons of the Group.
Our Directors (including the independent non-executive Directors) are of the view that and based on the documentation, information and data provided by the Company, the representations and confirmations provided by the Company and the Directors to the Joint Sponsors, and participation in the due diligence discussion with the management of the Company and the Company’s PRC Legal Adviser, the Joint Sponsors have reasonable ground to believe that, the Contractual Arrangements and the transactions contemplated therein are fundamental to our Group’s legal structure and business, and such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the Consolidated Affiliated Entities and any member of the Group technically constitute our continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that, given that the Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the announcement, independent shareholders’ approval, circular, annual cap and limiting the term to three years requirements.
WAIVERS
Non-fully Exempt Continuing Connected Transactions
The non-fully exempt continuing connected transactions abovementioned will constitute our continuing connected transactions which are subject to the announcement, reporting and annual review requirements under Chapter 14A of the Listing Rules (as the case may be) upon the Listing.

CONNECTED TRANSACTIONS

As those non-fully exempt continuing connected transactions are expected to continue on a recurring basis and have been disclosed in this document, our Directors consider that compliance with the announcement requirement will incur unnecessary administrative costs for us, and will be unduly burdensome to us.
Accordingly, we have applied to the Stock Exchange for, and the Stock Exchange has granted a waiver to us under Rule 14A.105 of the Listing Rules from compliance with the announcement requirement in respect of the above non-fully exempt continuing connected transactions.
In the event of any future amendments to the Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the above non-fully exempt continuing connected transactions, we will take immediate steps to ensure compliance with such new requirements within reasonable time.
Non-exempt Continuing Connected Transactions
We have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A ordinary shares are listed on the Stock Exchange subject however to the following conditions:
(a)
No change without independent non-executive Directors’ approval

Save as disclosed below, no change to the Contractual Arrangements (including with respect to any fees payable to relevant members of the Group thereunder) will be made without the approval of our independent non-executive Directors.
(b)
No change without independent Shareholders’ approval

Save as disclosed below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders, except for those disclosed above, will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will however continue to be applicable.
(c)
Economic benefits and flexibility

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for consideration stated in the exclusive option agreements, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, such that no annual cap shall be set out for the amount of service fees payable to the relevant member of the Group by the Consolidated Affiliated Entities under the Contractual Arrangements, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.
Renewal and reproduction
On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced

CONNECTED TRANSACTIONS

without obtaining the approval of our Shareholders: (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the registered shareholders or directors of the Consolidated Affiliated Entities, or (iii) in relation to any existing, newly established or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of the Group. Such renewal and/or reproduction is justified by business expediency. The directors, chief executive or substantial shareholders of any existing or new wholly-owned enterprise or operating company (including branch company) engaging in the same business as that of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, be treated as connected persons of the Group and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.
Any renewed or reproduced framework will be on substantially the same terms and conditions as the existing Contractual Arrangements.
Ongoing reporting and approval
We will disclose details relating to the Contractual Arrangements on an on-going basis:
•
the Contractual Arrangements in place during each financial period will be disclosed in the Company’s annual report and accounts in accordance with the relevant provisions of the Listing Rules;

•
our independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the relevant financial period above are fair and reasonable, and in the interests of the Company and the Shareholders as a whole;

•
the Company’s auditors will carry out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Review of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants annually on the transactions carried out pursuant to the Contractual Arrangements and will provide a letter to the Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group;

•
for the purpose of Chapter 14A of the Listing Rules, and in particular the definition of “connected person,” the Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, but at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding for this purpose, the Consolidated Affiliated Entities) as applicable under the Listing Rules, and transactions between these connected persons and the Group (including for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules; and

•
the Consolidated Affiliated Entities will undertake that, for so long as the Class A ordinary shares are listed on the Stock Exchange, the Consolidated Affiliated Entities will provide the Group’s management and the Company’s auditors full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

CONNECTED TRANSACTIONS

MEASURES TO SAFEGUARD THE INTERESTS OF OUR SHAREHOLDERS
To safeguard the interests of the Company and the Shareholders as a whole, including the minority Shareholders, the Company has put in place certain internal approval and monitoring procedures relating to the proposed connected transactions contemplated under the agreements mentioned above, which include:
•
we have adopted and implemented a management system on connected transactions. Under such system, the audit committee is responsible for conducting reviews on compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions. In addition, the audit committee, the Board and various internal departments of the Company (including but not limited to the finance department and legal department) are jointly responsible for evaluating the terms under framework agreements for the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps under each agreement;

•
the audit committee, the Board and various other internal departments of the Company (including but not limited to the finance department and legal department) also regularly monitor the fulfillment status and the transaction updates under the framework agreements. In addition, the management of the Company also regularly reviews the pricing policies of the specific business agreements entered into under the framework agreements;

•
the independent non-executive Directors and auditors of the Company will conduct annual review of the non-fully exempt continuing connected transactions and non-exempt continuing connected transactions mentioned above and provide annual confirmations in accordance with the Listing Rules that those transactions are conducted in accordance with terms of the relevant agreements, on normal commercial terms, in accordance with relevant pricing policies and do not exceed the proposed applicable annual caps;

•
when considering service fees for the services to be provided to the Group by the connected persons or the service fees for the services to be provided by the Group to the connected persons, the Group will regularly research into prevailing market conditions and practices and make reference to the pricing and terms between the Group and independent third parties for comparable transactions, to make sure that the terms and conditions offered by/to the connected persons from mutual commercial negotiations (as the case may be) are fair and reasonable and are based on normal or no less favorable commercial terms than those offered by/to other comparable independent third parties;

•
when considering any renewal or revisions to the framework agreements after the Listing, our independent non-executive Directors and independent Shareholders have the right to consider if the terms of the non-exempt continuing connected transactions (including the proposed annual caps, if applicable) are fair and reasonable, and on normal commercial terms and in the interests of the Company and the Shareholders as a whole; and

•
for transactions the amount(s) of which exceed(s) or is/are about to exceed the proposed annual cap(s), we will comply with the Listing Rules and seek approval(s) for increasing the annual cap(s) and make additional disclosure as appropriate.

CONFIRMATION FROM THE DIRECTORS
The Directors (including the independent non-executive Directors) are of the view that (i) the non-fully exempt continuing connected transactions and the non-exempt continuing connected transactions as set out above have been entered into in our ordinary and usual course of business and on normal commercial or better terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, (ii) the proposed annual caps for those transactions (where applicable) are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and (iii) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.
CONFIRMATION FROM THE JOINT SPONSORS
The Joint Sponsors have (i) reviewed the relevant documents and information provided by the Company in relation to the above continuing connected transactions, (ii) obtained necessary representations and

CONNECTED TRANSACTIONS

confirmations from the Company and the Directors, and (iii) participated in the due diligence and discussions with the management of the Company. Based on the above, the Joint Sponsors are of the view that the aforesaid continuing connected transactions, for which waivers have been sought, have been and will be entered into in the ordinary and usual course of business of the Company and on normal commercial or better terms, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and the proposed annual caps for those transactions (where applicable) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.
With respect to the term of the relevant agreements underlying the Contractual Arrangements which is of a duration longer than three years, based on the due diligence mentioned above, the Joint Sponsors have reasonable ground to believe that it is a justifiable and normal business practice to ensure that (i) policies of the Consolidated Affiliated Entities can be effectively controlled by the WFOEs, (ii) the WFOEs can obtain substantially all of the economic benefits derived from the Consolidated Affiliated Entities, (iii) any possible leakages of assets and values of the Consolidated Affiliated Entities can be prevented on an uninterrupted basis, and (iv) it is normal business practice for the Contractual Arrangements to be of a term greater than three years.

SHARE INCENTIVE PLANS

The following section sets forth updated and supplemental information concerning our share incentive plans in the Listing Application.
2020 Share Incentive Plan
Purposes
The purpose of this 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.
The Board is permitted to make the necessary amendments to the 2020 Share Incentive Plan under the terms of such plan to comply with Chapter 17 of the Listing Rules and, pursuant to written resolution of the Board passed on April 27, 2022, have approved such amendments to take effect immediately upon the Listing.
Participants
The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the “Awards under 2020 Share Incentive Plan”) approved by Board or the Compensation Committee (as defined below) granted to a participant pursuant to 2020 Share Incentive Plan.
Maximum Number of Shares Available under the Plan
As of the Latest Practicable Date, the Company had granted 43,407,213 awards in the form of restricted share units pursuant to the 2020 Share Incentive Plan representing a total of 43,407,213 underlying Class A ordinary shares (including those that have been exercised but excluding those that were terminated, expired or lapsed and reverted to the award pool); and the Company had not grant any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan. The Company will not issue any further awards pursuant to the 2020 Share Incentive Plan between the Latest Practicable Date and the Listing.
Upon the Listing, the maximum aggregate number of Class A ordinary shares which may be further issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, which is less than 10% of the total Class A ordinary shares in issue upon the Listing (the “Plan Mandate Limit”).
The Plan Mandate Limit may be renewed subject to the Shareholders’ approval in accordance with the Listing Rules and other applicable laws and regulations. In any event, the total number of Class A ordinary shares in respect of which Awards may be granted pursuant to the 2020 Share Incentive Plan and any other equity-based incentive schemes of the Company (if any) under the limit as renewed must not exceed 10% of the Class A ordinary shares in issue as at the date of such approval. Notwithstanding the foregoing, the Company may grant Awards beyond the Plan Mandate Limit to Participants provided it complies with the Listing Rules and other applicable laws and regulations.
Administration
The 2020 Share Incentive Plan shall be administered by the Board or compensation committee (the “Compensation Committee”) to whom the Board shall delegate the authority to grant or amend Awards under 2020 Share Incentive Plan to participants other than any of the Compensation Committee members, independent Directors and executive officers of the Company.
Subject to any specific designation in the 2020 Share Incentive Plan, the Board and/or the Compensation Committee has the exclusive power, authority and discretion to, among others: (a) designate participants to receive Awards under 2020 Share Incentive Plan; (b) determine the number, type or types of Awards under 2020 Share Incentive Plan to be granted to each participant; (c) determine the terms and conditions of any Award under 2020 Share Incentive Plan; (d) determine whether, to what extent, and pursuant to what

SHARE INCENTIVE PLANS

circumstances an award under 2020 Share Incentive Plan may be settled in, or the exercise price of an award may be paid in, or an award may be canceled, forfeited, or surrendered; (e) decide all other matters that must be determined in connection with an award under 2020 Share Incentive Plan; (f) interpret the terms of, and any matter arising pursuant to, the 2020 Share Incentive Plan or any award agreement; (g) prescribe the form of each award agreements and amend terms and conditions of award agreements.
Grant of Awards
The Board and/or the Compensation Committee is authorized to grant awards to participants in accordance with the terms of the 2020 Share Incentive Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document (“Award Agreement”). The Award Agreement shall include additional provisions specified by the Compensation Committee. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Compensation Committee.
Options
The Board and/or the Compensation Committee is authorized to grant options to participants on the terms and conditions of the 2020 Share Incentive Plan.
The exercise price per Share subject to an option shall be determined by the Board and/or the Compensation Committee and set forth in the Award Agreement which may be a fixed price but in any event shall not be less than the higher of:
(a)
the per-Share closing price of the Company’s ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and

(b)
the average per-Share closing price of the Company’s ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant.

The Compensation Committee shall determine the methods by which the exercise price of an option may be paid and the form of payment.
The Compensation Committee shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years.
Unless approved by shareholders, the maximum number of new Class A ordinary shares issued and allotted and to be issued and allotted upon the vesting of the options granted to each participant pursuant to the 2020 Share Incentive Pan (including all exercised and outstanding options) in any 12-month period shall not exceed 1% of the Class A ordinary shares in issue.
No dividends shall be payable and no voting rights shall be exercisable in relation to any options or Class A ordinary shares that are the subject of options that have not been exercised.
An option shall lapse automatically (to the extent not already exercised) upon the occurrence of:
(i)
the expiry of the period within which an option may be exercised, which is to be determined and notified by the Board and/or the Compensation Committee to each grantee at the time of making an offer; or

(ii)
certain other events, including the termination of service for cause, on account of death or disability, or otherwise.

In the event of an alteration in the capital structure of the Company by way of a capitalization of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of the share capital of the Company (other than any alteration in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company or any of its subsidiaries is a party

SHARE INCENTIVE PLANS

or in connection with any share option, restricted share or other equity-based incentive schemes of the Company) whilst any options remains unvested or has vested but has not yet been exercised, such corresponding adjustments (if any) shall be made to the maximum number of options that can be granted, the number and/or nominal value of underlying Shares and the exercise price of any option which has not yet vested or has vested but not yet been exercised and/or satisfied, or any combination thereof, provided that any such adjustments give a participant the same proportion of the share capital of the Company as that to which that participant was previously entitled nominal value. In respect of any such adjustments, the Auditors or an independent financial adviser to the Company (as the case may be) must confirm to the Board in writing that the adjustments are in their opinion fair and reasonable.
The Board or the Compensation Committee may at any time cancel options previously granted but which have not yet been exercised. Where the Company cancels options and offers new options to the same participant, the offer of such new options may only be made with available options to the extent not yet granted within the limits of the 2020 Share Incentive Plan. The cancelled options cannot be added back to replenish the limit on the options that can be granted under the 2020 Share Incentive Plan.
Restricted Shares
The Board and/or the Compensation Committee may grant restricted Shares to participants as the Compensation Committee, in its sole discretion, shall determine. The Board and/or the Compensation Committee, in its sole discretion, shall determine the number of restricted Shares to be granted to each Participant.
Each award of restricted Shares under the 2020 Share Incentive Plan shall be evidenced by an award agreement that shall specify the period of restrictions, the number of restricted Shares granted, and such other terms and conditions as the Board and/or the Compensation Committee, in its sole discretion, shall determine. Unless the Board and/or the Compensation Committee determines otherwise, restricted Shares shall be held by the Company as escrow agent until the restrictions on such restricted Shares have lapsed. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Board and/or the Compensation Committee may impose.
Restricted Share Units
The Board and/or the Compensation Committee may grant the right to receive a Share at a future date (the “Restricted Share Units”) to participants as the Board and/or the Compensation Committee, in its sole discretion, shall determine. The Board and/or the Compensation Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each participant.
Each award of Restricted Share Units under the 2020 Share Incentive Plan shall be evidenced by an award agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Board and/or the Compensation Committee, in its sole discretion, shall determine.
At the time of grant, the Board and/or the Compensation Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Board and/or the Compensation Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.
Transfer Restrictions
Unless otherwise provided in the provisions of the 2020 Share Incentive Plan, all awards under the 2020 Share Incentive Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.
2022 Share Incentive Plan
Purposes
The 2022 Share Incentive Plan become effective on the date of this document. The purpose of this 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our

SHARE INCENTIVE PLANS

Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.
Participants
The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, restricted share unit or other types of award (the “Awards under 2022 Share Incentive Plan”) approved by the Board granted to a participant pursuant to 2022 Share Incentive Plan.
Maximum Number of Shares Available under the Plan
The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439.
As of the Latest Practicable Date, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares, taking effect from the date of this document. The Company will not issue any further awards pursuant to the 2022 Share Incentive Plan after the Listing.
Administration
The 2022 Share Incentive Plan shall be administered by the Board or one or more designated committees to whom the Board may delegate the authority to grant or amend Awards under 2022 Share Incentive Plan to participants, other than any of the Board members.
Subject to any specific designation in the 2022 Share Incentive Plan, the Board has the exclusive power, authority and discretion to, among others: (a) designate participants to receive Awards under 2022 Share Incentive Plan; (b) determine the number, type or types of Awards under 2022 Share Incentive Plan to be granted to each participant; (c) determine the terms and conditions of any Award under 2022 Share Incentive Plan; (d) determine whether, to what extent, and pursuant to what circumstances an award under 2022 Share Incentive Plan may be settled in, or the exercise price of an award may be paid in, or an award may be canceled, forfeited, or surrendered; (e) decide all other matters that must be determined in connection with an award under 2022 Share Incentive Plan; (f) interpret the terms of, and any matter arising pursuant to, the 2022 Share Incentive Plan or any award agreement; (g) prescribe the form of each award agreements and amend terms and conditions of award agreements.
Grant of Awards
The Board is authorized to grant awards to participants in accordance with the terms of the 2022 Share Incentive Plan. Awards granted will be evidenced by an Award Agreement. The Award Agreement shall include additional provisions specified by the Board. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Board.
Options
The Board is authorized to grant options to participants on the terms and conditions of the 2022 Share Incentive Plan.
The exercise price per Share subject to an option shall be determined by the Board and set forth in the Award Agreement which may be a fixed price or a variable price related to the fair market value of the Shares. The Board shall determine the methods by which the exercise price of an option may be paid and the form of payment.
The Board shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2022 Share Incentive Plan shall not exceed ten years.

SHARE INCENTIVE PLANS

Restricted Shares
The Board may grant restricted Shares to participants as the Board, in its sole discretion, shall determine. The Board, in its sole discretion, shall determine the number of restricted Shares to be granted to each Participant.
Each award of restricted Shares under the 2022 Share Incentive Plan shall be evidenced by an award agreement that shall specify the period of restrictions, the number of restricted Shares granted, and such other terms and conditions as the Board, in its sole discretion, shall determine. Unless the Board determines otherwise, restricted Shares shall be held by the Company as escrow agent until the restrictions on such restricted Shares have lapsed. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Board may impose.
Restricted Share Units
The Board may grant the Restricted Share Units to participants as the Board, in its sole discretion, shall determine. The Board, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each participant.
Each award of Restricted Share Units under the 2022 Share Incentive Plan shall be evidenced by an award agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Board, in its sole discretion, shall determine.
At the time of grant, the Board shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Board, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.
Transfer Restrictions
Unless otherwise provided in the provisions of the 2022 Share Incentive Plan, all awards under the 2022 Share Incentive Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.
Amendment and Termination
Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years. The Board may, at any time and from time to time, terminate, amend or modify the 2022 Share Incentive Plan. However, no termination, amendment, or modification of the 2022 Share Incentive Plan may adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan without the prior written consent of the participant.
Outstanding Options, Restrictive Shares and Restricted Share Units Granted under the Share Incentive Plans
As of the Latest Practicable Date, (i) the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 65,377,353; and (ii) the aggregate number of Class A ordinary shares subject to the outstanding Restricted Share Units granted and yet to be exercised under the 2020 Share Incentive Plan amounted to 43,382,478, representing approximately 1.72% and 1.14%, respectively, of the total issued and outstanding Shares of the Company immediately following the completion of the Listing (assuming that, except for the 125,692,439 restricted Class A ordinary shares issued to Mr. Peng and Mr. Shan, no Class A ordinary shares are further issued under the Share Incentive Plans).
Assuming (i) no Class A ordinary shares are further issued in relation to the options, restricted Shares and Restricted Share Units under the 2020 Share Incentive Plan; (ii) full exercise of outstanding options granted and yet to be exercised under the 2018 Share Option Plan; and (iii) 43,109,607 Class A ordinary shares registered in the name of our deposits bank will be used against the exercise of the outstanding options under

SHARE INCENTIVE PLANS

the 2018 Share Option Plan, the shareholding and earnings per share of our Shareholders will be diluted by approximately 0.58%.
Assuming (i) no Class A ordinary shares are further issued in relation to the options under the 2018 Share Option Plan; (ii) full exercise of outstanding Restricted Share Units granted and yet to be exercised under the 2020 Share Incentive Plan; and (iii) 43,109,607 Class A ordinary shares registered in the name of our deposits bank will be used against the exercise of the outstanding Restricted Share Units under the 2020 Share Incentive Plan, the shareholding and earnings per share of our Shareholders will be diluted by approximately 0.01%.
Upon the Listing, the Company may grant further awards representing a total of 253,246,913 Class A ordinary shares pursuant to the 2020 Share Incentive Plan, which is less than 10.0% of the total Class A ordinary shares in issue upon the Listing. Assuming the Company grants awards representing all such Class A ordinary shares and assuming full vesting and exercise of all such awards, the shareholding and earnings per Share of our Shareholders immediately following completion of the Listing (assuming (i) that, except for the 125,692,439 restricted Class A ordinary shares issued to Mr. Peng and Mr. Shan, no Class A ordinary shares are further issued under the Share Incentive Plans; and (ii) 43,109,607 Class A ordinary shares registered in the name of our deposits bank will be used against the exercise of all such awards under the 2020 Share Incentive Plan) will be diluted by approximately 5.25%.
The Company will continue to grant further awards under the 2020 Share Incentive Plan after the Listing, and the Company will comply with Chapter 14A and other applicable Listing Rules with respect to the granting of any restricted Shares, Restricted Share Units and share-based payments after the Listing.
Details of the Outstanding Options Granted under the 2018 Share Option Plan
Below is a list of the grantees of the outstanding options under the 2018 Share Option Plan who are connected persons of the Company. Other than the persons listed below, none of the grantees under the 2018 Share Option Plan is a connected person of the Company.
Name of the grantee	Position	Address	Price paid for option granted	Date of grant	Expiry date	Vesting Period(1)	Exercise price per Class A ordinary shares	Number of Underlying Class A ordinary shares	Percentage of issued and outstanding Shares in the Company immediately upon the completion of the Listing
Xiaohong Chen	Director	No. 1001, Unit 1, Building 30, Cuizhu New Village, Konggang Street, Shunyi District, Beijing, PRC	N/A	July 23, 2021	July 23, 2031	Vested upon grant	USD0.00002	10,965	0.00%
Yu Chen	Director in the last 12 months	No. 103, Unit 1, Building 20, No. 1 Dongxiaofu, Haidian District, Beijing, PRC	N/A	March 28, 2022	March 28, 2032	Vested upon grant	USD0.00002	11,250	0.00%

Note:
(1)
The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2018 Share Option Plan and the award agreement signed by the grantee.

The table below shows the details of the outstanding options granted to other grantees (who are not Directors or members of the senior management or connected persons of the Company) under the 2018 Share Option Plan:

SHARE INCENTIVE PLANS

Category by number of underlying Class A ordinary shares	Number of grantee	Price paid for option granted	Date of grant	Expiry date	Vesting Period(1)	Exercise price per Class A ordinary shares	Number of Underlying Class A ordinary shares	Percentage of issued and outstanding Shares in the Company immediately upon the completion of the Listing
1-9,999	3,071	N/A	August 1, 2018 to April 2, 2022	January 1, 2028 to January 1, 2032	One to five years	USD0.00002	11,566,455	0.30%
10,000-99,999	1,719	N/A	July 1, 2018 to April 2, 2022	July 1, 2025 to April 1, 2032	One to five years	USD0.00002	38,035,470	1.00%
100,000 or more	71	N/A	July 1, 2018 to March 4, 2022	July 1, 2024 to April 1, 2032	One to five years	USD0.00002	15,753,213	0.42%
Total	4,861	—	—	—		—	65,355,138	1.72%

Notes:
(1)
The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the relevant Share Incentive Plan and the award agreement signed by the grantee. The vesting schedules under the 2018 Share Option Plan include: (i) 100% of the options will be vested at a specified time after the date of grant; (ii) 100% of the options will be vested within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the options will be vested at the time of grant.

(2)
We did not grant options to non-employee consultants under the 2018 Share Option Plan.

(3)
Of the 65,355,138 outstanding options granted to the employees under the 2018 Share Option Plan, up to 18,620,712 options have been/expected to be vested, and are exercisable within six months from the Listing.

Details of the Outstanding Restricted Share Units Granted under the 2020 Share Incentive Plan
Name of the grantee	Date of grant	Vesting Period(1)	Grant price per Class A ordinary shares	Number of underlying Class A ordinary shares	Percentage of issued and outstanding Shares in the Company immediately upon the completion of the Listing
Employees and Others	June 3, 2021 to March 29, 2022	Two to four years	Nil	43,382,478	1.14%

Notes:
(1)
The exercise period of the Restricted Share Units granted shall commence from the date on which the relevant Restricted Share Units become vested and ended on the expiry date, subject to the terms of the 2020 Share Incentive Plan and the award agreement signed by the grantee. The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will be vested at a specified time after the date of grant; (ii) 100% of the awards will be vested within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will be vested at the time of grant.

(2)
All the above-mentioned grantees are the independent third parties. We did not grant Restricted Share Units to non-employee consultants under the 2020 Share Incentive Plan.

(3)
Of the 43,382,478 outstanding Restricted Share Units granted to the employees under the 2020 Share Incentive Plan, up to 248,547 Restricted Share Units are expected to be exercisable within six months from the Listing.